                                                Filed Pursuant to Rule 424(b)(3)
                                                           File Number 333-48850


                     COMMUNITY BANKSHARES OF MARYLAND, INC.
--------------------------------------------------------------------------------
       16410 Heritage Boulevard . Bowie, Maryland 20716 . (301) 464-6300


                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

         You are invited to attend a special meeting of shareholders of Community Bankshares of Maryland, Inc. to be held at the Comfort Inn located at 4500 Crain Highway, Bowie, Maryland on Wednesday, December 13, 2000 at 11:00 a.m.

         The purpose of the meeting will be to consider and vote on the merger of Community Bankshares with F&M National Corporation, a bank holding company headquartered in Winchester, Virginia. If shareholders approve the merger agreement, Community Bankshares will merge into F&M and Community Bankshares' subsidiary bank, Community Bank of Maryland, will merge into F&M's subsidiary bank in Maryland, F&M Bank-Maryland.

         As a result of the merger, you will receive 0.75 shares of F&M common stock for each share of Community Bankshares common stock you own. In general, you will not recognize federal income tax gain or loss for the F&M common stock you receive.

         On November 8, 2000, the closing price of F&M stock was $26.375. If this were the F&M stock price at the time of the merger, you would have received F&M stock that had an equivalent per share value of approximately $19.78 for each Community Bankshares share held. The most recent sale of Community Bankshares common stock occurred on March 22, 2000 at $19.25 per share, based on information received by Community Bankshares. These prices will fluctuate between now and the merger.

         The merger cannot be completed unless holders of at least two-thirds of the shares of Community Bankshares common stock approve the merger agreement. If approved, we anticipate the merger will occur in January 2001.

         This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. You can also obtain more information about F&M in documents it has filed with the Securities and Exchange Commission and about Community Bankshares in documents it has filed with the Federal Reserve.

         Your Board of Directors has approved the merger and believes it is advisable and in the best interests of Community Bankshares and you, our shareholders. Accordingly, the Board unanimously recommends that you vote "FOR" the merger.

         We hope you can attend the special meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. If you do not return your card or vote in person, the effect will be a vote against approval of the merger. You can revoke your proxy by writing to Community Bankshares' Secretary any time before the meeting or by attending the meeting and voting in person.

         We look forward to seeing you at the meeting.

                                         Sincerely yours,

                                         /s/ William V. Meyers
                                         William V. Meyers
                                         Chairman of the Board of Directors

         Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the F&M common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The shares of F&M stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

         This proxy statement/prospectus is dated November 9, 2000 and is first being mailed to shareholders on November 10, 2000.

                             ADDITIONAL INFORMATION

         Important business and financial information about F&M is incorporated in this proxy statement/prospectus from other documents that are not included or delivered with this proxy statement/prospectus. You may obtain copies of these documents without charge by requesting them in writing or by telephone from F&M at the following address:

                           F&M National Corporation
                                 P.O. Box 2800
                                9 Court Square
                          Winchester, Virginia 22604
                           Telephone: (540) 665-4240
                             Attention: Secretary

         If you would like to request any documents, please do so by December 6, 2000 in order to receive them before the special meeting.

         See "Where You Can Find More Information" that begins on page 55.

                     COMMUNITY BANKSHARES OF MARYLAND, INC.
                                 Bowie, Maryland
                            -------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 13, 2000

                            -------------------------

         A special meeting of shareholders of Community Bankshares of Maryland, Inc. will be held on Wednesday, December 13, 2000 at 11:00 a.m. at the Comfort Inn located at 4500 Crain Highway, Bowie, Maryland for the following purposes:

         1. To approve the Agreement and Plan of Reorganization, dated as of August 23, 2000, between F&M National Corporation and Community Bankshares and a related Plan of Merger, providing for the merger of Community Bankshares with and into F&M upon the terms and conditions therein, including, among other things, that each issued and outstanding share of Community Bankshares common stock will be exchanged for 0.75 shares of F&M common stock, with cash being paid instead of issuing fractional shares. The merger agreement is enclosed as Appendix I to the accompanying proxy statement/prospectus.

         2. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the meeting.

         The Board of Directors has fixed November 8, 2000, as the record date for the special meeting. Only holders of record of Community Bankshares common stock at the close of business on that date are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the meeting.

         Each Community Bankshares shareholder has the right to dissent from the merger and seek an appraisal of the fair market value of his or her shares, provided the proper procedures of Title 3, Subtitle 2 of the Maryland General Corporation Law are followed. A copy of Title 3, Subtitle 2 is attached as Appendix IV to this proxy statement/prospectus.

                                              By Order of the Board of Directors



                                              Lucie M. Baldi
                                              Secretary


November 9, 2000



         Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the special meeting.

         The Board of Directors of Community Bankshares unanimously recommends that shareholders vote for the merger agreement.



                                TABLE OF CONTENTS
                                                                                                                 Page
                                                                                                                 ----
QUESTIONS AND ANSWERS ABOUT THE MERGER.........................................................................   1
SUMMARY  ......................................................................................................   3
THE SPECIAL MEETING............................................................................................  10
THE MERGER.....................................................................................................  11
         Terms of the Merger...................................................................................  11
         Background of and Reasons for the Merger; Recommendation of Community Bankshares Board................  11
         Opinion of Financial Advisor..........................................................................  14
         Effective Date........................................................................................  18
         Surrender of Stock Certificates.......................................................................  18
         Representations and Warranties; Conditions to the Merger..............................................  18
         Regulatory Approvals..................................................................................  19
         Business Pending the Merger...........................................................................  19
         No Solicitation; Board Action.........................................................................  20
         Waiver, Amendment and Termination.....................................................................  20
         Option Agreement......................................................................................  21
         Affiliate Agreement...................................................................................  22
         Resales of F&M Common Stock...........................................................................  22
         Accounting Treatment..................................................................................  22
         Interests of Certain Persons in the Merger............................................................  23
         Material Federal Income Tax Consequences..............................................................  23
         Dissenters' Rights....................................................................................  24
         Certain Differences in Rights of Shareholders.........................................................  26
         Expenses of the Merger................................................................................  26
         Cautionary Statement Concerning Forward-Looking Statements............................................  26
MARKET PRICES AND DIVIDENDS....................................................................................  27
COMMUNITY BANKSHARES OF MARYLAND, INC..........................................................................  29
         Business..............................................................................................  29
         Lending Activities....................................................................................  29
         Employees.............................................................................................  30
         Competition...........................................................................................  30
         Property..............................................................................................  30
         Security Ownership....................................................................................  30
COMMUNITY BANKSHARES OF MARYLAND, INC. MANAGEMENT'S DISCUSSION
         AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................................  32
BUSINESS OF F&M NATIONAL CORPORATION...........................................................................  46
         History and Business..................................................................................  46
         F&M's Acquisition Program.............................................................................  47
COMPARATIVE RIGHTS OF SHAREHOLDERS.............................................................................  47
DESCRIPTION OF F&M Capital Stock...............................................................................  53
LEGAL MATTERS..................................................................................................  54
EXPERTS  ......................................................................................................  54
OTHER MATTERS..................................................................................................  55
WHERE YOU CAN FIND MORE INFORMATION............................................................................  55
INDEX TO FINANCIAL STATEMENTS.................................................................................. F-1

APPENDICES
         I        Agreement and Plan of Reorganization and Plan of Merger
         II       Stock Option Agreement
         III      Opinion of Scott & Stringfellow, Inc.
         IV       Title 2, Subtitle 3 of the Maryland General Corporation Law Relating to Dissenters' Rights


                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:       Why is Community Bankshares merging with F&M?

A: Both the Community Bankshares board and the F&M board believe the merger is advisable and in the best interests of their respective companies and will provide significant benefits to you, and their customers and employees. The boards believe the merger will permit the combined operations of Community Bankshares and F&M to be better positioned to be a stronger competitor in the rapidly changing and consolidating financial services industry in the Mid-Atlantic region. To review the background and reasons for the merger in greater detail, see pages 11 through 14.

Q:       What will I receive in the merger?

A: You will receive 0.75 shares of F&M common stock in exchange for each share of Community Bankshares common stock you hold.

         On November 8, 2000, the closing price of F&M common stock was $26.375. If this were the F&M stock price at the time of the merger, you would have received F&M stock that had an equivalent per share value of approximately $19.78 for each Community Bankshares share held. The most recent sale of Community Bankshares common stock occurred on March 22, 2000 at $19.25 per share, based on information received by Community Bankshares. The value of the shares of F&M common stock you will receive in the merger will fluctuate with the market price of F&M common stock.

Q:       What are the tax consequences of the merger to me?

A: We expect that the exchange of shares by you generally will be tax-free to you for federal income tax purposes. You will, however, have to pay taxes on cash received for fractional shares. To review the tax consequences to you in greater detail, see pages 23 and 24.

         Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:       Will I receive dividends after the merger?

A: For more than 57 consecutive years, F&M has paid dividends to its shareholders. F&M currently pays a quarterly dividend of $0.25 per share. F&M expects that it will continue to pay at least this amount in quarterly dividends. After the merger, the F&M board will use its discretion to decide whether and when to declare dividends and in what amount.

Q:       What am I being asked to vote upon?

A: You are being asked to approve the merger agreement. The merger agreement provides for the acquisition by F&M of Community Bankshares, and for the exchange of each of your shares of Community Bankshares common stock for 0.75 shares of F&M common stock. After the transaction, Community Bankshares' subsidiary bank, Community Bank of Maryland, will merge into F&M's subsidiary bank in Maryland, F&M Bank-Maryland. Approval of the merger requires the affirmative vote of at least two-thirds of the shares of Community Bankshares common stock.

         The Community Bankshares board approved and adopted the merger agreement and recommends voting for the approval of the merger agreement.

Q:       What should I do now?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the meeting.

         If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger. If you do not sign and send in your proxy or you abstain or if you do not vote in person, it will have the effect of a vote against the merger.

         The special meeting will take place at 11:00 a.m. on Wednesday, December 13, 2000. You may attend the meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the meeting by following the directions on pages 10 and 11 and either change your vote or attend the meeting and vote in person. If you hold your shares in "street name" you will need additional documents from your broker in order to vote your shares in person at the special meeting.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares of Community Bankshares common stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger.

Q:       When is the merger expected to be completed?

A:       We are working to complete the merger in January 2001.

Q:       Should I send in my stock certificates now?

A: No. After the merger is completed we will send you written instructions for exchanging your Community Bankshares common stock certificates for F&M common stock certificates.

Q: May I object to or dissent from the merger and seek the fair value of my shares in cash?

A: Yes. If you choose to object to the merger, you are entitled to demand the "fair value" of your shares and an appraisal of your shares under Maryland law. To exercise your rights as an objecting shareholder you must comply with the procedures of Title 3, Subtitle 2 of the Maryland General Corporation Law. If you do not comply with these procedures you will lose your rights as an objecting shareholder and be bound by the terms of the merger. We have attached a copy of the relevant portions of the Maryland General Corporation Law for objecting shareholders as Appendix IV of this proxy statement/prospectus. See also "Dissenters' Rights" on page 24. If you seek to exercise your rights as an objecting shareholder, the fair value of your shares may be more or less than the value of the consideration to be paid by F&M in the merger.

Q:       Who can help answer your questions?

A: If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

                                 Thomas G. Moore
                                    President
                     Community Bankshares of Maryland, Inc.
                            16410 Heritage Boulevard
                              Bowie, Maryland 20716
                            Telephone: (301) 464-6300

                                     SUMMARY

         This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 55.

    Exchange Ratio is 0.75 Shares of F&M Common Stock for each Community Bankshares Share (page 11)

         As a result of the merger, you will receive 0.75 shares of F&M common stock for each share of Community Bankshares common stock you own. On November 8, 2000, the closing price of F&M common stock was $26.375. If the merger had occurred on that date, you would have received F&M stock that had an equivalent per share value of approximately $19.78 for each Community Bankshares share held. The most recent sale of Community Bankshares common stock occurred on March 22, 2000 at $19.25 per share, based on information received by Community Bankshares. The value of the F&M shares which you will receive in the merger will fluctuate with the market value of F&M common stock. F&M common stock is traded on the New York Stock Exchange under the symbol "FMN".

    No Federal Income Tax on Shares Received in Merger (page 23)

         We expect that you will not recognize any gain or loss for federal income tax purposes as a result of the merger, except with respect to cash received instead of any fractional share. LeClair Ryan, counsel to F&M, will issue a legal opinion to this effect, the form of which we have included as an exhibit to the registration statement filed with the Securities and Exchange Commission for the shares to be issued in the merger.

         Tax matters are complicated, and tax results may vary among shareholders. We urge you to consult with your own tax advisor to understand fully how the merger will affect you.

    F&M Dividend Policy Following the Merger

         F&M currently pays quarterly dividends of $0.25 per share of common stock. F&M expects that it will continue to pay at least this amount in quarterly dividends after the merger, but may change that policy based on business conditions, F&M's financial condition and earnings or other factors.

         F&M anticipates declaring a dividend to its stockholders of record in December 2000. Because we expect that the merger will occur in January 2001, the F&M dividend, if declared and paid, will not be paid on shares of F&M common stock issued in the merger to Community Bankshares' shareholders. However, Community Bankshares anticipates paying a dividend of $0.08 per share on December 29, 2000, to its shareholders of record on December 22, 2000.

    Community Bankshares Board Recommends Shareholder Approval (page 11)

         The Community Bankshares board approved the merger and the merger agreement. The board believes that the merger is fair to you and in your best interests. The Community Bankshares board recommends that you vote "FOR" approval of the merger. The Community Bankshares board believes that, as a result of the merger, Community Bankshares shareholders will have less financial risk, have greater liquidity in their shares, receive a larger dividend and will have greater potential for stock value appreciation than they would if Community Bankshares remained independent.

    Exchange Ratio Fair to Shareholders, According to Investment Bank (page 14)

         Scott & Stringfellow, Inc., a well established regional investment banking firm with which Community Bankshares had dealings in the past, has given an opinion to the Community Bankshares board that the exchange ratio is fair from a financial point of view to Community Bankshares shareholders. A copy of the fairness opinion, setting forth the information reviewed, assumptions made and matters considered, is attached to this proxy statement/prospectus as Appendix III. We encourage you to read the opinion carefully. If the merger is completed, Scott & Stringfellow will receive a fee in the amount of $75,000 for its advice and for providing its fairness opinion.

    Dissenters' Rights (page 24)

         If you file a notice of objection to the merger before the vote on the merger, and do not vote for the merger, you may have the right to obtain a cash payment for the "fair value" of your shares of Community Bankshares common stock, excluding any element of value arising from the merger. To exercise these rights, you must comply with the procedural requirements of Title 3, Subtitle 2 of the Maryland General Corporation Law, which we have attached to this proxy statement/prospectus as Appendix IV. The "fair value" of Community Bankshares common stock may be determined in judicial proceedings, and we cannot predict what the results would be. Failure to take any of the steps required under Title 3, Subtitle 2 of the Maryland General Corporation Law may result in a loss of the rights to receive the fair value of your shares in cash.

    Meeting to be Held December 13, 2000 (page 10)

         The special shareholders' meeting will be held on Wednesday, December 13, 2000 at 11:00 a.m. at the Comfort Inn located at 4500 Crain Highway, Bowie, Maryland.

    The Companies (pages 29 and 46)

    F&M National Corporation
    9 Court Square
    Winchester, Virginia 22601
    (540) 665-4200

         F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has eight banking affiliates in Virginia, one bank affiliate in West Virginia and one bank affiliate in Maryland which serve the Shenandoah Valley, Allegheny and Bath counties, Northern, Central and Southside Virginia, the eastern panhandle of West Virginia and the counties of Montgomery and Prince George's in Maryland.

    Community Bankshares of Maryland, Inc.
    16410 Heritage Boulevard
    Bowie, Maryland 20716
    (301) 464-6300

         Community Bankshares is a one-bank holding company headquartered in Bowie, Maryland that operates four banking offices in Prince George's County and Anne Arundel County, Maryland through its banking subsidiary, Community Bank of Maryland.

    The Merger (page 11)

         The merger agreement provides for the merger of Community Bankshares into F&M. After that transaction, Community Bank will merge into F&M Bank-Maryland, F&M's subsidiary bank in Maryland. The merger agreement and the related plan of merger are attached to this proxy statement/prospectus as Appendix I. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

    Two-Thirds Shareholder Vote Required (page 10)

         Approval of the merger requires the affirmative vote of at least two-thirds of the votes entitled to be cast at the meeting. Your failure to vote will have the effect of a vote against approval of the merger. The directors and executive officers of Community Bankshares, who collectively own about 34.34% of the shares entitled to vote at the meeting, and Irving
    L. Kidwell, Chairman Emeritus of Community Bankshares, who owns about 21.96% of the outstanding shares entitled to vote at the meeting, have agreed to vote their shares in favor of the merger.

         Brokers who hold shares of Community Bankshares common stock as nominees will not have authority to vote those shares on the merger unless shareholders provide voting instructions.

         The merger does not require the approval of F&M's shareholders.

    Record Date Set at November 8, 2000; One Vote Per Share of Community Bankshares Stock (page 10)

         You are entitled to vote at the special meeting if you owned shares of Community Bankshares common stock at the close of business on November 8, 2000. On November 8, 2000, there were 726,876 shares of Community Bankshares common stock outstanding.

         You will have one vote at the meeting for each share you owned on November 8, 2000.

    Monetary Benefits to Management in the Merger (page 23)

         When considering the recommendation of the Community Bankshares board, you should be aware that some Community Bankshares directors and officers have interests in the merger that differ from, or are in addition to, the interests of other Community Bankshares shareholders. With respect to Thomas
    G. Moore, President of Community Bankshares and Community Bank, his current employment agreement with Community Bankshares provides for severance payments and other benefits upon a change in control of Community Bankshares. Pursuant to the terms of the agreement, and in connection with the merger, Mr. Moore is to receive $334,548 over the next six years. Mr. Moore also has agreed not to compete with F&M for a period of two years after the merger.

         Also, Mr. Moore and William V. Meyers, Chairman and President of Community Bankshares, together with up to six other current directors or advisory directors of Community Bankshares or Community Bank, will become directors of F&M Bank-Maryland after the merger is completed. Directors of Community Bankshares and Community Bank who will not be directors of F&M Bank-Maryland will be offered a position on F&M Bank-Maryland's advisory board.

         The Community Bankshares board was aware of these and other interests and considered them before approving and adopting the merger agreement.

    Conditions that Must Be Satisfied for the Merger to Occur (page 18)

         The following conditions must be met for us to complete the merger:

          o    approval of the merger by Community Bankshares shareholders;

          o approval from the New York Stock Exchange for the listing of the F&M common stock to be issued;

          o the continuing effectiveness of F&M's registration statement filed with the Securities and Exchange Commission;

          o receipt by F&M of a letter from its accountants stating that the merger qualifies for pooling of interests accounting treatment; and

          o receipt of a legal opinion concerning the tax consequences of the merger.

         We cannot complete the merger unless we obtain the approval of the Maryland Division of Financial Regulation and the Board of Governors of the Federal Reserve System, and receive non-objection to the merger from the Virginia State Corporation Commission. On November 8 and 9, 2000, applications were filed with the Maryland Division of Financial Regulation and the Federal Reserve, and a notice was filed with the Virginia State Corporation Commission. While we cannot predict whether or when we will obtain the required regulatory approvals, we see no reason why the approvals will not be obtained in a timely manner.

         Unless prohibited by law, either Community Bankshares or F&M could elect to waive a condition that has not been satisfied and complete the merger anyway.

    Termination of the Merger Agreement (page 20)

         F&M and Community Bank can agree to terminate the merger agreement at any time without completing the merger. Either company may also terminate the merger agreement in the following circumstances:

          o    the merger is not completed on or before April 30, 2001 or

          o if any event occurs which renders impossible, the satisfaction, in any material respect, by one company of one or more of the conditions described above, unless the other company waives such satisfaction.

    Option Agreement (page 21)

         To induce F&M to agree to the merger, and to discourage other companies from acquiring Community Bankshares, F&M was granted an irrevocable option to purchase from Community Bankshares up to 144,409 shares of Community Bankshares common stock at a price of $18.00 per share. F&M may exercise the option only if another party attempts to acquire control of Community Bankshares. As of the date of this proxy statement/prospectus, we do not believe that has occurred. The stock option agreement is attached to this proxy statement/prospectus as Appendix II.

    Affiliate Agreement (page 22)

         The directors and executive officers of Community Bankshares, and Irving L. Kidwell, Chairman Emeritus of Community Bankshares, have entered into an agreement with F&M pursuant to which they have agreed to vote all of their shares in favor of the merger agreement. As of November 8, 2000, those stockholders owned shares representing approximately 56.3% of the voting power of Community Bankshares common stock entitled to vote at the special meeting.

    Merger to Take Place in January 2001 (page 18)

         The merger will become effective at the date and time stated on the certificate of merger issued by the Virginia State Corporation Commission and filed with the Maryland Department of Assessments and Taxation. We anticipate the merger will take place in January 2001.

    Distribution of Stock Certificates (page 18)

         After the merger, you will need to exchange your Community Bankshares stock certificates for certificates representing F&M common stock. F&M will have its exchange agent mail to you instructions on how to exchange your shares. After turning in your certificates to the exchange agent, you will be mailed certificates representing shares of F&M common stock.

    F&M to Use Pooling of Interest Accounting Treatment (page 22)

         We expect that the merger will be accounted for as a pooling of interests. This will enhance future earnings of F&M by avoiding the creation of goodwill relating to the merger and charges against future earnings resulting from amortizing goodwill. This accounting method also means that after the merger F&M will report financial results as if Community Bankshares had always been combined with F&M.

    Listing of F&M Stock

         F&M will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

    Market Price Information

         Shares of F&M common stock are traded on the New York Stock Exchange under the symbol "FMN". Community Bankshares common stock is not registered on any exchange, quoted on the Nasdaq Stock Market, or traded in the over-the-counter market. There is no established public market for Community Bankshares common stock, which has been periodically sold in a limited number of privately negotiated transactions. On August 22, 2000, the last trading day before the public announcement of the merger, F&M common stock closed at $24.0625 per share. The most recent sale of price of Community Bankshares common stock to the best knowledge of Community Bankshares on or before August 22, 2000 occurred on March 22, 2000 at a price of $19.25 per share. Based on the exchange ratio, 0.75, the pro forma equivalent per share value of the Community Bankshares common stock on August 22, 2000 was equal to approximately $18.05 per share. On November 8, 2000, F&M common stock closed at $26.375 per share. The pro forma equivalent per share value of the Community Bankshares common stock on November 8, 2000 was approximately $19.78 per share.

    Recent Financial Developments

         F&M. For the three months ended September 30, 2000, net income for F&M was $12.6 million or $.51 per share, assuming dilution, compared to $11.1 million, or $.44 per share, assuming dilution, for the same period in 1999. At September 30, 2000, F&M had total assets of $3.53 billion, an increase of 14.6% over the $3.08 billion in total assets at September 30, 1999. Total loans, net at September 30, 2000 increased to $2.01 billion, up 8.5% from the $1.85 billion in total loans, net at September 30, 1999. Deposits at September 30, 2000, increased to $2.98 billion, up from $2.59 billion at September 30, 1999.

         Community Bankshares. For the three months ended September 30, 2000, net income for Community Bankshares was $210.3 thousand or $.29 per share, assuming dilution, compared to $170.9 thousand, or $.24 per share, assuming dilution, for the same period in 1999. At September 30, 2000, Community Bankshares had total assets of $79.1 million, an increase of 8.2% over the $73.2 million in total assets at September 30, 1999. Total loans, net at September 30, 2000 increased to $41.4 million, up 12.6% from the $36.8 million in total loans, net at September 30, 1999. Deposits at September 30, 2000, increased to $64.1 million, up from $62.2 at September 30, 1999.

    Comparative Per Share Information

           The following table shows information about our earnings per share, cash dividends per share and book value per share, and similar information reflecting the merger which we refer to as "pro forma" information. In presenting the comparative pro forma information for certain time periods, we assumed that we had been affiliated throughout those periods.

           We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes, a method known as "pooling of interests" accounting. The information listed as "pro forma equivalent" was obtained by multiplying the pro forma amounts by the 0.75 exchange ratio.

          We expect that we will incur reorganization and restructuring expenses as a result of the merger. We also anticipate that the merger will provide F&M and Community Bankshares with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results.

          The information in the following table is based on the historical financial statements of F&M and Community Bankshares and the related notes to those statements included or incorporated by reference in this proxy statement/prospectus. The amounts previously reported by F&M in quarterly and annual reports for the periods presented have been retroactively restated to reflect the acquisition of The State Bank of the Alleghenies on January 3, 2000 which was accounted for as a pooling of interests. We have incorporated this material into this proxy statement/prospectus by reference. See "Where You Can Find More Information" on page 55.



                                                            Six months                      Year ended
                                                              ended                         December 31,
                                                            June 30,        ---------------------------------------------
                                                              2000               1999            1998           1997
                                                              ----               ----            ----           ----
       Earnings Per Common Share
         Basic:
         Community Bankshares historical............      $   0.49           $   0.92       $   0.83        $   0.91
         F&M historical.............................          0.92               1.72           1.55            1.44
         Pro forma combined.........................          0.92               1.71           1.54            1.43
         Community Bankshares pro forma
            equivalent..............................          0.69               1.28           1.16            1.07

       Diluted:
         Community Bankshares historical............          0.49           $   0.92       $   0.83        $   0.91
         F&M historical.............................          0.92               1.71           1.54            1.42
         Pro forma combined.........................          0.91               1.70           1.53            1.42
         Community Bankshares pro forma
            equivalent..............................          0.68               1.28           1.15            1.07

       Cash Dividends Declared
         Per Common Share
         Community Bankshares historical............         0.160           $   0.30       $   0.26        $   0.23
         F&M historical.............................         0.485               0.90           0.76            0.73
         Pro forma combined.........................         0.485               0.90           0.76            0.73
         Community Bankshares pro forma
            equivalent..............................         0.360               0.68           0.57            0.55



                                                                June 30,                                December 31,
                                                                 1999                                        2000
                                                                 ----                                        ----
       Book Value Per Common Share
         Community Bankshares historical............          $   12.44                                  $   12.13
         F&M historical.............................              12.80                                      12.36
         Pro forma combined.........................              12.88                                      12.44
         Community Bankshares pro forma
            equivalent..............................               9.66                                       9.33


    Selected Financial Data

         We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1995 through 1999 and unaudited financial statements for the six months ended June 30, 2000. This information is only a summary, and you should read it in conjunction with the historical financial statements of F&M and Community Bankshares and the related notes to those statements included or incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 55. The amounts previously reported by F&M in quarterly and annual reports for the periods presented have been retroactively restated to reflect the acquisition of The State Bank of the Alleghenies on January 3, 2000 which was accounted for as a pooling of interests. You should not rely on the six month information as being indicative of results expected for the entire year.

                     F&M - HISTORICAL FINANCIAL INFORMATION
              (Dollars in thousands, except for per share amounts)



                                    Six Months Ended
                                        June 30,                        Year Ended December 31,
                                    ----------------        ----------------------------------------------------
                                    2000        1999        1999        1998        1997        1996        1995
                                    ----        ----        ----        ----        ----        ----        ----
Net interest
  income.....................  $  67,893    $  64,501    $ 131,764    $ 125,085  $ 118,098   $ 109,784   $ 103,265
Net income....................    22,918       22,016       43,002       38,938     35,774      33,764      29,298
Diluted earnings
  per share...................      0.92         0.87         1.71         1.54       1.42        1.34        1.17
Cash dividends
  per share...................     0.485         0.43         0.90         0.76       0.73        0.69        0.61
Book value
  per share...................     12.80        12.73        12.36        12.77      11.79       10.93       10.41
Total assets.................. 3,288,541    3,075,721    3,098,167    3,100,117  2,875,438   2,642,237   2,513,120
Shareholders'
  equity........................ 318,109      308,731      307,682      311,948    287,948     266,844     252,120



             COMMUNITY BANKSHARES - HISTORICAL FINANCIAL INFORMATION
              (Dollars in thousands, except for per share amounts)



                                    Six Months Ended
                                        June 30,                         Year Ended December 31,
                                    ----------------        ----------------------------------------------------
                                    2000        1999        1999        1998        1997        1996        1995
                                    ----        ----        ----        ----        ----        ----        ----
Net interest
  Income..........................$  1,378    $ 1,286     $ 2,659     $  2,426    $  2,184    $  1,997    $  1,728
Net income........................     359        316         663          545         595         428         374
Diluted earnings
  per share.......................    0.49       0.44        0.92         0.83        0.91        0.65        0.57
Cash dividends
  per share.......................    0.16       0.14        0.30         0.26        0.23        0.17        0.11
Book value
  per share.......................   12.44      12.05       12.13        11.84       10.86       10.17        9.73
Total assets......................  78,852     71,426      74,194       67,571      53,100      47,205      42,238
Shareholders'
  equity..........................   9,042      8,680       8,805        8,452       7,104       6,649       6,367

                               THE SPECIAL MEETING

Date, Place and Time

         We are furnishing this proxy statement/prospectus and the enclosed form of proxy to you in connection with the solicitation of proxies by the board of directors of Community Bankshares for use at a special meeting of shareholders of Community Bankshares. The special meeting will be held at the Comfort Inn located at 4500 Crain Highway, Bowie, Maryland on Wednesday, December 13, 2000 at 11:00 a.m.

Purpose of the Special Meeting

         The purpose of the special meeting is to consider and vote upon the Agreement and Plan of Reorganization, dated as of August 23, 2000, between F&M and Community Bankshares, and a related plan of merger. The merger agreement is attached to this proxy statement/prospectus as Appendix I and is incorporated in this document by this reference.

Record Date

         Only shareholders of record at the close of business on November 8, 2000, the record date, are entitled to notice of and to vote at the special meeting or any adjournment thereof. At the close of business on November 8, 2000, there were 726,876 shares of Community Bankshares common stock issued and outstanding held by approximately 178 shareholders of record.

Vote Required

         Each share of Community Bankshares common stock outstanding on November 8, 2000, entitles the holder to cast one vote upon each matter properly submitted at the special meeting. Approval of the merger requires the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast at the meeting, in person or by proxy.

         Brokers who hold shares of Community Bankshares common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners of those shares. Any shares of Community Bankshares common stock for which a broker has submitted an executed proxy but for which the beneficial owner of the shares has not given instructions on voting to such broker are referred to as "broker non-votes." This is important because abstentions and broker non-votes will be counted for purposes of establishing the presence of a quorum at the meeting and also will be counted and will have the effect of a vote against the proposal to approve the merger.

         Because approval of the merger requires the affirmative vote of at least two-thirds of the votes entitled to be cast by the outstanding shares of Community Bankshares common stock, abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement. Accordingly, the Community Bankshares board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed envelope.

         As of November 8, 2000, directors and executive officers of Community Bankshares and their affiliates beneficially owned an aggregate of 249,598 shares of Community Bankshares common stock, or 34.34% of the shares of Community Bankshares common stock outstanding on that date. Irving L. Kidwell, Chairman Emeritus of Community Bankshares, beneficially owns an aggregate of 159,597 shares of Community Bankshares common stock, or 21.96% of the shares of Community Bankshares common stock outstanding on that date. These persons have agreed to vote their shares of Community Bankshares common stock in favor of the merger, and we expect them to do so.

Voting and Revocation of Proxies

         A form of proxy is enclosed with this proxy statement/prospectus. You are requested to complete, date and sign the form of proxy and return it promptly to Community Bankshares in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted in accordance with the instructions indicated on the proxy. If a proxy is signed and returned without indicating any voting instructions, shares of Community

Bankshares common stock represented by the proxy will be voted "FOR" the merger and in the discretion of the individuals named as proxies as to any other matter that may come before the special meeting or any adjournment or postponement thereof including, among other things, a motion to adjourn or postpone the special meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise. No proxy which is voted against the merger will be voted in favor of any such adjournment or postponement.

         A proxy may be revoked at any time before it is voted. You may revoke a proxy by giving written notice of revocation to Community Bankshares, by executing and delivering a substitute proxy to Community Bankshares or by attending the special meeting and voting in person. If you wish to revoke a proxy by written notice, please mail the notice so that it is received on or before December 12, 2000, to Secretary, Community Bankshares of Maryland, Inc., 16410 Heritage Boulevard, Bowie, Maryland 20716.

         If you hold your shares in street name, you will need additional information from your broker in order to vote your shares in person at the meeting.

Solicitation of Proxies

         Community Bankshares will bear the costs of this solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at Community Bankshares, none of whom will receive additional compensation for performing such services. F&M and Community Bankshares will share equally the expenses of printing this proxy statement/prospectus, and F&M will pay all of the expenses of mailing this proxy statement/prospectus.

Recommendation

         The board of directors of Community Bankshares has approved the merger agreement and the transactions contemplated by the agreement. The Community Bankshares board believes that the proposed transaction is fair to and in the best interests of Community Bankshares and its shareholders. The Community Bankshares board unanimously recommends that you vote "FOR" approval of the merger.

                                   THE MERGER

         The following is a summary description of the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices attached to this proxy statement/prospectus, including the merger agreement and the plan of merger, which are attached as Appendix I to this proxy statement/prospectus. We urge you to read the appendices in their entirety.

Terms of the Merger

         The merger agreement provides for the exchange of each outstanding share of Community Bankshares common stock for 0.75 shares of F&M common stock. This is the "exchange ratio." After the merger of Community Bankshares into F&M, Community Bank of Maryland, Community Bankshares' subsidiary bank, will merge into F&M Bank-Maryland, F&M's banking subsidiary in Maryland.

         No fractional shares of F&M common stock will be issued. Rather, cash, without interest, will be paid instead of any fractional share interest based on the average closing price of F&M common stock. The exchange ratio will be adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to F&M common stock.

         Shareholders of Community Bankshares are entitled to exercise their dissenters' rights with respect to the merger. See "--Dissenters' Rights."

Background of and Reasons for the Merger; Recommendation of Community Bankshares Board

         Background of the Merger

         Over the last several years, the board of directors and management of Community Bankshares have periodically reviewed the future prospects for earnings and asset growth, and the viability of continued independent operations in accordance with its business plan, from the perspective of the long term best interests of the company and its shareholders.

         As a result of developments affecting bank mergers, including the proposed imminent elimination of pooling of interests accounting in 2001, the extended deflation in the market prices and price earnings multiples for financial company stocks, and the increasing consolidation in the financial services industry, William V. Meyers, Chairman of the Board of Directors of Community Bankshares, determined that it was appropriate that confidential inquiries should be made with respect to the possible acquisition of Community Bankshares. In making this determination Mr. Meyers considered that these factors, as well as the reduced universe of potential acquirors, created uncertainty as to the future ability of Community Bankshares to be sold at an attractive price. Mr. Meyers also considered the illiquid market for Community Bankshares' common stock and the adverse effect on the value of the common stock and on Community Bankshares which could result from the estate planning needs of the holders of a significant portion of the common stock. These factors, as well as factors relating to the continued ability of Community Bankshares to compete effectively and efficiently in the rapidly changing financial services marketplace had previously been considered by the board in the course of its deliberations.

         Accordingly, in December 1999, Mr. Meyers requested that Thomas G. Moore, President of Community Bankshares and Community Bank of Maryland, approach Gary Penrose of Scott & Stringfellow, Inc., a financial advisory firm with extensive experience and expertise in valuing and advising banking institutions on strategic issues, including sales of banking institutions, and with which Community Bankshares had a preexisting relationship. Mr. Moore asked Mr. Penrose to approach a number of companies to determine if they had an interest in pursuing an acquisition of Community Bankshares. Mr. Penrose determined the companies to be approached based on (1) the likelihood of the acquiror to be interested in Community Bankshares and to offer to pay a fair price, (2) the desirability of the potential acquiror's stock based on current pricing, earnings and growth prospects, (3) capacity to consummate the acquisition successfully and without material negative impact on share price or earnings, and (4) social issues regarding local autonomy, employees, corporate culture and banking philosophy and reputation.

         As a result of Mr. Penrose's confidential discussions, five companies expressed an interest in receiving packages of information regarding Community Bankshares, which were delivered in December, 1999. Two indications of interest in acquiring Community Bankshares were ultimately received, including F&M's. F&M's indication had a value substantially in excess of the other indication of interest received. The results of the discussions and the indications of interest were presented to the board of directors at a special meeting on August 2, 2000. At this meeting, the board of directors received a presentation from Mr. Meyers of the financial and other aspects of both indications of interest, and an extensive presentation from Mr. Penrose on Community Bankshares' current financial and market position, recent acquisitions pricing, an analysis of the pricing of F&M's common stock and the fairness of the valuation of Community Bankshares reflected by F&M's offer.

         Following an extensive discussion of (a) the merits of the offer by F&M, (b) the procedure utilized to solicit indications of interest and the criteria utilized in selecting potential acquirors, (c) Community Bankshares' future prospects as an independent entity, (d) the ramifications of continued independence on shareholder value, (e) the current pricing, earnings, earnings prospects and dividend distributions of F&M common stock, (f) the effect of an acquisition on the employees, customers and communities served by Community Bankshares and other factors, the board of directors unanimously approved continuing discussions with F&M toward the negotiation and execution of a definitive agreement for the acquisition of Community Bankshares by F&M, subject to F&M's due diligence and finalization of an acceptable definitive agreement.

         On August 10, 2000, Community Bankshares' counsel received drafts of the proposed merger agreement, stock option agreement and other documents relating to the transaction, and commenced review, discussion and negotiation of these documents with management and counsel to F&M. F&M conducted its onsite due diligence investigation on August 10, 2000.

         On August 22, 2000, the board met with Mr. Penrose and counsel to consider further the proposed merger and the form of definitive agreement and related documents which had been negotiated by Mr. Meyers, management and counsel. Following a lengthy discussion of the status of negotiations, the structure of the transaction, the transaction documents and other items related to the proposed merger, the board of directors determined that the merger pursuant to the definitive agreement was in the best interests of Community

Bankshares and its shareholders, and unanimously approved the proposed merger, subject to the satisfactory finalization of the merger documents, and authorized Mr. Meyers to execute and deliver the merger documents on behalf of Community Bankshares.

         Community Bankshares' Reasons for the Merger

         In reaching the conclusion that the merger agreement and the merger are advisable and in the best interests of and advisable for Community Bankshares and its shareholders, and in approving the merger agreement, the stock option agreement and the transactions contemplated by those agreements, the board of directors of Community Bankshares considered and reviewed with senior management, as well as its financial and legal advisors, a number of factors, including the following:

          o Information regarding the business, operations, financial condition, demographics, technological capabilities, management, earnings and prospects of each of Community Bankshares and F&M, including the prospects of an independent Community Bankshares to achieve growth in investment value equal to or in excess of that which F&M is capable.

          o    The current financial services industry environment, including:

               o    the rapid consolidation within the industry,
               o the increasing use of technology-based new product delivery systems, such as the Internet, and the related expense and potential advantages of scale,
               o    increased competition,
               o decline in net interest spreads and the market's valuation of banking organizations, and
               o the apparent approaching end of pooling-of-interests accounting in 2001 which may affect market premiums for at least some period.

          o The directors' belief that the terms of the merger, the merger agreement and the stock option agreement are fair to and in the best interests of Community Bankshares' shareholders.

          o The potential effect on the value of shares of Community Bankshares common stock and on the company which may result from estate planning activities, or the death of, holders of a large proportion of the outstanding shares of common stock.

          o The significant market liquidity of F&M common stock, which is traded on the New York Stock Exchange.

          o The substantially increased dividend distributions which shareholders of Community Bankshares might expect as a result of the merger, based upon F&M's current practice of paying aggregate annual dividends of $1.00 per share, or $0.75 cents per Community Bankshares share equivalent, as compared to Community Bankshares' current dividend of $0.32 per share.

          o    The analyses prepared by management and Scott & Stringfellow.

          o The opinion of Scott & Stringfellow that the common stock of F&M was fairly priced and that the exchange ratio, as set out in the merger agreement, was fair from a financial point of view to Community Bankshares' shareholders.

          o The fact that the merger is intended to be generally tax-free for federal income tax purposes and a pooling of interests for accounting purposes.

          o F&M's record as an acquiror of other banks and its commitments relating to Community Bankshares' franchise, employees and the communities which they serve.

         The above discussion of the information and factors considered by Community Bankshares' board of directors is not meant to be exhaustive, but indicates the material matters considered by the board. In reaching its determination to approve the merger agreement, the stock option agreement and the transactions which they contemplate, the board did not assign any relative or specific weight to the foregoing factors, and individual directors may have considered various factors differently.

         Recommendation of Community Bankshares' Board of Directors

         Your Board of Directors unanimously recommends that you vote "FOR" the merger agreement.

Opinion of Financial Advisor

         Community Bankshares retained Scott & Stringfellow as its financial advisor in connection with Community Bankshares' consideration of a possible business combination with F&M. In connection therewith, the board requested Scott & Stringfellow to render its opinion as to the fairness, from a financial point of view, of the exchange ratio offered by F&M to the holders of Community Bankshares common stock. At the August 22, 2000 meeting at which Community Bankshares' board considered and approved the merger agreement, Scott & Stringfellow delivered to Community Bankshares' board both its oral and written opinion that as of such date, the exchange ratio was fair, from a financial point of view, to the holders of shares of Community Bankshares common stock. Scott & Stringfellow has reconfirmed its opinion dated as of August 22, 2000, by delivering a written opinion to the Community Bankshares board, dated the date of this proxy statement/prospectus, to the effect that, as of the date thereof, the exchange ratio was fair to the holders of shares of Community Bankshares common stock from a financial point of view. Scott & Stringfellow is a regional investment banking firm and was selected by Community Bankshares based on the firm's reputation and experience in investment banking, its extensive experience and knowledge of the Maryland banking market, its recognized expertise in the valuation of commercial banking businesses and because of its familiarity with, and prior work for Community Bankshares. Scott & Stringfellow, through its investment banking business and specifically through its Financial Institutions Group, specializes in commercial banking institutions and is continually engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings and other corporate transactions.

         The full text of Scott & Stringfellow's opinion, dated the date of this proxy statement/prospectus, which sets forth the assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Appendix III to this proxy statement/prospectus. The description of the Scott & Stringfellow opinion set forth herein is qualified in its entirety by reference to Appendix III. The Scott & Stringfellow opinion is provided for the information of Community Bankshares shareholders because it was provided to the Community Bankshares board in connection with its consideration of the merger.

         In developing its opinion, Scott & Stringfellow reviewed and analyzed:

          o    the merger agreement;

          o    this proxy statement/prospectus;

          o Community Bankshares' audited financial statements for the three years ended December 31, 1999;

          o Community Bankshares' unaudited financial statements for the six months ended June 30, 2000 and 1999, and other internal information relating to Community Bankshares prepared by Community Bankshares' management;

          o information regarding the trading market for Community Bankshares common stock and F&M common stock and the price ranges within which the respective stocks have traded;

          o the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain bank and bank holding company mergers and acquisitions in recent years;

          o F&M's annual reports to shareholders and its audited financial statements for the three years ended December 31, 1999;

          o    F&M's unaudited financial statements for the six months ended

               June 30, 2000 and 1999 and other internal information relating to F&M prepared by F&M's management;

          o other studies, analysis and investigations which were conducted by Scott & Stringfellow, particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below;

          o Scott & Stringfellow also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking industry generally; and

          o Scott & Stringfellow also has discussed with members of Community Bankshares' and F&M's management past and current business operations, the background of the merger, the reasons and basis for the merger, results of regulatory examinations, and the business and future prospects of Community Bankshares and F&M individually and as a combined entity, as well as other matters relevant to its inquiry.

         Scott & Stringfellow relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it and discussed with it for purposes of its opinion. With respect to financial forecasts reviewed by Scott & Stringfellow in rendering its opinion, Scott & Stringfellow assumed that such financial forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of Community Bankshares and F&M as to the future financial performance of Community Bankshares and F&M, respectively. Scott & Stringfellow did not make an independent evaluation or appraisal of the assets or liabilities of Community Bankshares and F&M nor was it furnished with any such appraisal.

         In connection with rendering its August 22, 2000 opinion, Scott & Stringfellow performed a variety of financial analyses. Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including comparable acquisition analysis, contribution analysis, pro forma merger analysis, and dividend discount analysis, among others. The following is a summary of the material analyses presented by Scott & Stringfellow to the Community Bankshares board of directors on August 22, 2000, in connection with its fairness opinion dated as of such date.

         Summary of Proposal. Scott & Stringfellow reviewed the terms of the proposed transaction, including the exchange ratio and the implied aggregate transaction value. Based on F&M's closing stock price of $24.06 on August 22, 2000, Scott & Stringfellow calculated an implied transaction value per share of Community Bankshares common stock of $18.05, and an implied total transaction value of approximately $13.2 million. Scott & Stringfellow calculated the transaction's price-to-book value multiple, implied core deposit premium (defined as the transaction value minus the tangible book value divided by core deposits) and price-to-trailing 12 months' earnings multiple for Community Bankshares based on such implied total transaction value. This analysis yielded a price-to-book value multiple of 1.45x, an implied core deposit premium of 7.18% and a price-to-trailing 12 months' earnings multiple of 18.68x.

         Comparable Acquisition Analysis. Scott & Stringfellow reviewed 21 transactions announced from January 1, 2000 to August 22, 2000 involving commercial banking institutions nationwide with assets between $50 and $150 million ("Peer Transactions"). Scott & Stringfellow compared the price-to-book value, price-to-last 12 months' earnings, price-to-deposits, price-to-assets, and the tangible book premium-to-core deposits for such Peer Transactions to the proposed merger at announcement. Scott & Stringfellow noted that Community Bankshares' equity level (11.47% of total assets) is meaningfully higher than that of the Peer Transactions' average seller (9.25% of total assets).


                                                      F&M/                        Peer
                                                Community Bankshares            Transactions
                                                --------------------            ------------
       Deal Price/Book Value                            1.45x                       2.22x

       Deal Price/LTM Earnings                         18.68x                      19.81x

       Deal Price/Deposits                             20.00%                      23.85%

       Deal Price/Assets                               16.71%                      20.41%

       Tangible Book Premium/ Core Deposits             7.18%                      15.16%


         Contribution Analysis. Scott & Stringfellow reviewed the relative contributions of, among other things, last 12 months' core net income, estimated 2000 net income, estimated 2001 net income, total loans, total deposits, and total equity to be made by Community Bankshares to the combined institution based on data at and for the 12 months ended June 30, 2000. Scott & Stringfellow compared such contributions to the ownership percentage of the combined institution held by the stockholders of Community Bankshares, based upon the exchange ratio.

                                                    Community Bankshares'            Community Bankshares'
                                                         Contribution                      Ownership
                                                            to F&M                           of F&M
                                                            ------                           ------
       Last 12 Months Core Net Income                         1.61%                            2.15%

       Estimated 2000 Net Income                              1.62%                             2.15%

       Estimated 2001 Net Income                              1.74%                             2.15%

       Total Loans                                            1.99%                             2.15%

       Total Deposits                                         2.34%                             2.15%

       Total Equity                                           2.76%                             2.15%


         Pro Forma Merger Analysis. Scott & Stringfellow analyzed certain pro forma effects of the merger using 2000 and 2001 earnings estimates provided by Institutional Brokers Estimate System for F&M. In addition, Scott & Stringfellow utilized cost savings assumptions ranging from $100,000 to $500,000 pre tax. Such range of cost savings was based upon Scott & Stringfellow's judgment and experience in analyzing similar bank merger transactions. This analysis indicated that the transaction would be slightly dilutive to F&M's 2000 and 2001 earnings per share with cost savings of $100,000 and would be slightly accretive to F&M's 2000 and 2001 earnings per share with cost savings of $500,000. The merger would be accretive to F&M's book value per share. The actual results achieved by F&M may vary from projected results.



                                                                        Cost Savings
                                                                        ------------

                                                           $100,000                       $500,000
                                                           --------                       --------
       2000 EPS Accretion (Dilution)                       (0.39%)                          0.16%

       2001 EPS Accretion (Dilution)                       (0.28%)                          0.23%

       Book Value Accretion (Dilution)                      0.63%                           0.63%

         Dividend Discount Analysis. Scott & Stringfellow performed a dividend discount analysis to determine a range of present values per share of Community Bankshares common stock assuming Community Bankshares continued to operate as a stand-alone entity. This range was determined by adding the present value of the estimated future dividend stream that Community Bankshares could generate and the present value of the "terminal value" of Community Bankshares common stock at the end of year 2005. To determine a projected dividend stream, Scott & Stringfellow assumed a dividend payout equal to 33% of Community Bankshares' projected net income. Scott & Stringfellow used earnings estimates from management for 2001, and then projected net income for years 2002 to 2005 using a 12% annual growth rate. The "terminal value" of Community Bankshares common stock at the end of the period was determined by applying a range of price-to-earnings multiples (11.0x to 13.0x) to year 2005 projected earnings. The dividend stream and terminal values were discounted to present value using discount rates of 12% to 14%, which Scott & Stringfellow viewed as the appropriate discount rate range for a commercial bank with Community Bankshares' risk characteristics. Based upon the above assumptions, the stand-alone value of Community Bankshares common stock ranged from $12.53 to $15.78 per share.



                                                           Terminal Price/Earnings Multiple
                         ----------------------------------------------------------------------------------------
    Discount
      Rate                11.0x               11.5x              12.0x               12.5x              13.0x
-----------------------------------------------------------------------------------------------------------------
                                                                                                    ----------
     12.00%              $13.63             $14.17              $14.70             $15.24           | $15.78  |
                                                                                                    ----------
     12.50%              $13.34             $13.87              $14.40             $14.92             $15.45

     13.00%              $13.07             $13.58              $14.10             $14.61             $15.13

     13.50%              $12.80             $13.30              $13.80             $14.31             $14.81
                      ------------
     14.00%          |   $12.53   |         $13.03              $13.52             $14.01             $14.50
                      ------------


         Other Analyses. Scott & Stringfellow also reviewed, among other things, selective investment research reports on, and earnings estimates for, Community Bankshares and F&M and analyzed available information regarding the ownership of F&M common stock. In addition, Scott & Stringfellow prepared an overview of F&M's business, prepared a summary of the historical financial performance of F&M, summarized F&M's financial goals and objectives, and, based on publicly available information, analyzed F&M's deposit market share and branch presence in the states in which it operates.

         In connection with its opinion dated as of the date of this proxy statement/prospectus, Scott & Stringfellow performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith.

         The summary set forth above includes all the material factors considered by Scott & Stringfellow in developing its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefor, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed above, Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. As a whole, these various analyses contributed to Scott & Stringfellow's opinion that the exchange ratio is fair from a financial point of view to Community Bankshares' shareholders.

         Community Bankshares has agreed to pay Scott & Stringfellow a transaction fee of $75,000, which is payable and contingent upon the consummation of the merger. In the past, Scott & Stringfellow has provided investment banking services to Community Bankshares for which services Scott & Stringfellow received customary fees.

Effective Date

         If the merger is approved by the shareholders of Community Bankshares, all required governmental and other consents are obtained and the other conditions to the merger are satisfied or waived, the merger will be consummated and made effective on the date and at the time indicated on the certificate of merger issued by the Virginia State Corporation Commission pursuant to the Virginia Stock Corporation Act and filed with the Maryland Department of Assessments and Taxation. See "-- Representations and Warranties; Conditions to the Merger."

         It is anticipated that the merger will occur in January 2001.

Surrender of Stock Certificates

         As soon as practicable after the merger, F&M will cause American Stock Transfer & Trust Company, its exchange agent, to mail to you a letter of transmittal and instructions for use to surrender the certificates representing shares of Community Bankshares common stock in exchange for certificates representing shares of F&M common stock.

         Community Bankshares shareholders should not send in their certificates until they receive such instructions.

         Promptly after surrender of one or more certificates for Community Bankshares common stock, together with a properly completed letter of transmittal, you will receive a certificate or certificates representing the number of shares of F&M common stock to which you are entitled and, where applicable, a check for the amount payable in cash instead of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.

         After the merger, you will be entitled to vote the number of shares of F&M common stock into which your Community Bankshares common stock has been converted, regardless of whether you have surrendered your Community Bankshares certificates. The merger agreement provides, however, that no dividend or distribution payable to the holders of record of F&M common stock at or as of any time after the effective date of the merger will be paid to the holder of any Community Bankshares certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid, without interest.

Representations and Warranties; Conditions to the Merger

         The merger agreement contains representations and warranties by F&M and Community Bankshares, including representations and warranties with respect to their individual organizations, authorizations to enter into the merger agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties, except as otherwise provided in the merger agreement, will not survive the effective date of the merger.

         The obligations of F&M and Community Bankshares to consummate the merger are subject to the following conditions, among others:

          o approval and adoption of the merger agreement by the shareholders of Community Bankshares;

          o receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the boards of directors of F&M or Community Bankshares, materially adversely affects the economic or business benefits of the merger so as to render inadvisable or unduly burdensome consummation of the merger;

          o the absence of certain actual or threatened proceedings before a court or other governmental body relating to the merger; and

          o the receipt of an opinion of LeClair Ryan, A Professional Corporation, counsel to F&M, as to certain federal income tax consequences of the merger.

         Also, under the terms of the merger agreement, F&M agreed that, following the merger, it will indemnify those persons associated with Community Bankshares who are entitled to indemnification as of the effective date of the merger. In addition, each company's obligation to effect the merger, unless waived, is subject to:

          o performance by the other company of its obligations under the merger agreement;

          o the accuracy, in all material respects, of the representations and warranties of the other company contained in the merger agreement; and

          o the receipt of certain opinions and certificates from the other company.

Regulatory Approvals

         The Holding Company Merger. The merger of Community Bankshares into F&M cannot occur without the approval of the Board of Governors of the Federal Reserve System, the Virginia State Corporation Commission, and the Maryland Division of Financial Regulation. On November 8 and 9, 2000, applications were filed with the Federal Reserve and the Maryland Division of Financial Regulation, and a notice was filed with the Virginia State Corporation Commission.

         The Subsidiary Bank Merger. As required by the terms of the merger agreement, Community Bankshares' subsidiary, Community Bank of Maryland, will merge into F&M Bank-Maryland, F&M's bank subsidiary in Maryland, after the merger of Community Bankshares into F&M. The subsidiary bank merger is subject to approval of the Federal Reserve Board and the Maryland Division of Financial Regulation. On November 8 and 9, 2000, applications were filed with the Federal Reserve and the Maryland Division of Financial Regulation.

         While we cannot predict whether or when we will obtain all required regulatory approvals, we see no reason why the approvals will not be obtained in a timely manner. However, there can be no assurance that the necessary approvals will be obtained, or that any approval will not be conditioned in a manner which makes consummation of the merger, in the judgment of the board of directors of F&M or Community Bankshares, inadvisable or unduly burdensome.

Business Pending the Merger

         Until the merger, Community Bankshares has agreed to conduct its operations only in the ordinary and usual course, consistent with past practice, and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees.

         In addition, and except with the prior consent of F&M, until the effective date of the merger Community Bankshares may not:

          o take any action, engage in any transactions or enter into any agreements which would adversely affect or delay in any material respect the ability of F&M or Community Bankshares to obtain the necessary approvals, consents or waivers required to effect the merger or to perform its covenants and agreements on a timely basis;

          o issue any capital stock, except upon exercise of options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization;

          o enter into or amend any written employment or severance agreement or similar arrangement with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee compensation, except for normal individual increases to employees and employee bonuses made in the ordinary course of business consistent with past practice;

          o enter into or amend, except as required by law, any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or employees;

          o incur any obligation or liability, make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of business and for adequate value, or as otherwise permitted in the merger agreement;

          o change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by law;

          o    amend its articles of incorporation or bylaws;

          o declare or pay dividends on its capital stock, except that Community Bankshares may pay its regular quarterly cash dividends of $0.08 per share pending the effectiveness of the merger; or

          o take any action that would cause any of its representations and warranties in the merger agreement to become untrue.

         Pending consummation of the merger, F&M has agreed that F&M and its subsidiary banks will operate their respective businesses in the ordinary course and use their best efforts to preserve their respective properties, business and customer and employee relationships.

No Solicitation; Board Action

         Community Bankshares has agreed not to solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any merger, consolidation, share exchange, joint venture, business combination or similar transaction involving Community Bankshares, or any purchase of all or any material portion of the assets of Community Bankshares.

         Notwithstanding the non-solicitation provision described above, the Community Bankshares board may furnish information to, or enter into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding a transaction described above if, and only to the extent that:

          o the Community Bankshares board concludes in good faith, after consultation with and based upon the advice of outside counsel, that it is required to furnish such information or enter into such discussions or negotiations in order to comply with its fiduciary duties to shareholders under applicable law;

          o prior to taking such action, Community Bankshares receives from such person or entity an executed confidentiality agreement; and

          o the Community Bankshares board concludes in good faith that the proposal regarding the transaction contains an offer of consideration that is superior to the consideration set forth in the merger agreement.

Community Bankshares is required to notify F&M of the receipt of any such proposal or inquiry, and to provide it with the identity of the party making the proposal or inquiry and the terms and conditions of the proposal or inquiry.

Waiver, Amendment and Termination

         At any time on or before the effective date of the merger, any term or condition of the merger, except for the general conditions set forth in Section 5.1(a)-(d) of the merger agreement, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The merger agreement may be amended at any time before the merger by agreement of the parties whether before or after the special meeting, except that the exchange ratio will not be changed after approval of the merger agreement by the Community Bankshares shareholders. Any material change in a material term of the merger agreement would require a resolicitation of Community Bankshares' shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to Community Bankshares' shareholders.

         The merger agreement may be terminated at any time before the merger, whether before or after the approval of the merger by the shareholders of Community Bankshares:

          o    by mutual consent of Community Bankshares and F&M ;

          o unilaterally by Community Bankshares or F&M, if the merger has not occurred on or before April 30, 2001, except that the party whose failure to perform any obligation under the merger agreement is the cause of the delay may not terminate the merger based upon the delay; or

          o unilaterally by Community Bankshares or F&M if the satisfaction in any material respect of one or more conditions to the obligation of that party is rendered impossible of satisfaction.

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties will survive any such termination.

Option Agreement

         The option agreement was entered into as a condition to F&M's willingness to enter into the merger agreement and to increase the probability of the merger. Exercise of the option by F&M may make the acquisition of Community Bankshares or a significant interest in it more expensive to any prospective acquiror other than F&M, even if such an acquisition would be beneficial to you. The existence of the option is intended to make it less likely that a prospective acquiror, other than F&M, will seek a business combination with Community Bankshares. The following is a brief summary of the option agreement and is qualified in its entirety by reference to the option agreement, a copy of which is attached to this proxy statement/prospectus as Appendix II and incorporated by reference herein.

         The option agreement permits the exercise by F&M of an option to acquire up to 144,409 shares of Community Bankshares common stock at a price of $18.00 per share, subject to adjustment upon the occurrence of certain events described below. The shares subject to the option represent approximately 19.9% of the outstanding shares of Community Bankshares common stock as of August 23, 2000.

         F&M may exercise its option, in whole or in part, at any time or from time to time, upon or after the occurrence of a "purchase event." As used in the option agreement, a "purchase event" occurs when:

     o Community Bankshares enters into an agreement with a person (other than F&M or its affiliates) to:

          o acquire, merge or consolidate with, or enter into any similar transaction with Community Bankshares,

          o purchase, lease or otherwise acquire all or substantially all of the assets of Community Bankshares, or

          o purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of Community Bankshares;

     o any person acquires beneficial ownership of more than 20% of the outstanding shares of Community Bankshares common stock; or

     o a bona fide proposal is made by any person (other than F&M or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure to acquire, merge or consolidate with, or enter into any similar transaction with Community Bankshares, and following such proposal the shareholders of Community Bankshares vote not to approve the merger agreement.

         Community Bankshares is required to notify F&M upon the occurrence of a transaction, offer or event giving rise to a purchase event. In the event F&M wishes to exercise the option, it must send Community Bankshares written notice specifying (a) the total number of shares it will purchase and (b) the place and date not earlier than three business days nor later than 60 business days after the date on which such notice is given for the closing of the purchase. If prior notification to, or approval of, any federal or state regulatory agency is required, F&M will promptly file the required notice or application for approval and the period of time that otherwise would run pursuant to such notice period will run instead from the date on which the last required notification period has expired or has been terminated or such approvals have been obtained and any requisite waiting period has passed.

         F&M's option will expire and terminate, to the extent not previously exercised, upon the earlier of:

     o    the effective date of the merger;

     o the date on which the merger agreement is terminated, other than a termination based upon a material breach by Community Bankshares of any covenant in the merger agreement or the failure of Community Bankshares to obtain shareholder approval of the transactions contemplated by the merger agreement by the vote required by applicable law, in either case following the occurrence of a purchase event; or

     o 12 months after the merger agreement is terminated based upon a material breach by Community Bankshares of certain specified covenants or the failure of Community Bankshares to obtain shareholder approval of the transactions contemplated by the merger agreement by the vote required under applicable law, in either case following the occurrence of a purchase event.

         If Community Bankshares' capitalization changes by reason of stock dividend, split-up merger, recapitalization, combination, exchange of shares or the like, the number of shares subject to the option and the purchase price per share thereof will be adjusted so that the economic value of the option remains unaltered.

Affiliate Agreement

         In connection with the execution and delivery of the merger agreement, the directors and executive officers of Community Bankshares, and Irving L. Kidwell, Chairman Emeritus of Community Bankshares, entered into an affiliate agreement with F&M under which these individuals agreed to vote all of their shares in favor of the merger agreement. As of November 8, 2000, the record date for the special meeting, these individuals owned shares of Community Bankshares common stock representing approximately 56.3% of the outstanding common shares of Community Bankshares.

         The affiliate agreement prohibits, subject to limited exceptions, the shareholder from selling, transferring, pledging, encumbering or otherwise disposing of any shares of Community Bankshares stock. The affiliate agreement terminates upon the earlier to occur of the completion of the merger and the termination of the merger agreement in accordance with its terms.

Resales of F&M Common Stock

         All shares of F&M common stock received by you in connection with the merger will be freely transferable, except that F&M common stock received by persons who are deemed to be "affiliates" of Community Bankshares for purposes of Rule 145 under the Securities Act of 1933. To the best knowledge of Community Bankshares and F&M, the only persons who may be deemed to be affiliates of Community Bankshares subject to these limitations are the directors and executive officers of Community Bankshares, and Irving L. Kidwell, Chairman Emeritus of Community Bankshares, who owns 21.96% of its common stock.

Accounting Treatment

         We anticipate that the merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and Community Bankshares are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and Community Bankshares for the entire fiscal year in which the merger occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the merger.

         For the merger to qualify as a pooling of interests, it must satisfy a number of conditions including that substantially all of the Community Bankshares common stock be exchanged for F&M common stock. If any of the conditions to pooling of interests accounting is not satisfied, then the merger would not qualify for pooling of interests accounting treatment, and a condition to the obligation of F&M to consummate the merger would not be satisfied. Each of F&M and Community Bankshares have agreed that they will use their respective best efforts to ensure that the merger will qualify for pooling of interests accounting treatment. In addition, certain affiliates of F&M and Community Bankshares have agreed that they will not sell any F&M common stock or Community Bankshares common stock within 30 days before the effective date of the merger, or sell any F&M common stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and Community Bankshares after the merger.

Interests of Certain Persons in the Merger

         As discussed below, certain members of Community Bankshares' management, as well as certain members of the Community Bankshares board of directors, have interests in the merger in addition to their interests as shareholders of Community Bankshares. In each case, the Community Bankshares board was aware of these potential interests, and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

         Indemnification. F&M has generally agreed to indemnify, the officers and directors of Community Bankshares against certain liabilities arising before the effective date of the merger. F&M also has agreed to provide directors' and officers' liability insurance for the present officers and directors of Community Bankshares for a period of three years after the merger.

         Directors. Up to eight current directors or advisory directors of Community Bankshares or Community Bank, including William V. Meyers, Chairman of Community Bankshares and Community Bank, and Thomas G. Moore, President of Community Bankshares and Community Bank, will become directors of F&M Bank-Maryland. Directors of Community Bankshares and Community Bank who will not be directors of F&M Bank-Maryland will be offered a position on F&M Bank-Maryland's advisory board.

         Stock Options. Certain officers and employees of Community Bankshares hold stock options under Community Bankshares' stock incentive plan to acquire aggregate of 28,025 shares of Community Bankshares common stock at exercise prices ranging from $14.29 to $19.25 per share. Such options, to the extent not exercised before the merger, will be converted into options to acquire shares of F&M common stock, appropriately adjusted to reflect the exchange ratio.

         Employment Agreement. In connection with the merger, and pursuant to the provisions of his employment agreement with Community Bankshares, Thomas G. Moore will receive severance payments totaling $334,548 over a six year period. Mr. Moore also has agreed to enter into a noncompetition agreement with F&M pursuant to which he has agreed not to compete with F&M for a period of two years following the merger.

         Employee and Benefit Plans. As soon as administratively practicable following the merger, employees of Community Bankshares and Community Bank who continue on as employees of F&M Bank-Maryland will be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of F&M. These employees will receive credit for their years of service to Community Bankshares and Community Bank for participation and vesting purposes only.

Material Federal Income Tax Consequences

         The following is a discussion of all material federal income tax consequences of the merger under the Internal Revenue Code to Community Bankshares shareholders who receive F&M common stock solely in exchange for Community Bankshares common stock and cash instead of fractional shares. The discussion does not deal with all aspects of federal taxation that may be relevant to particular Community Bankshares shareholders. Certain tax consequences of the merger may vary depending upon the particular circumstances of each Community Bankshares shareholder and other factors.

         You are urged to consult with your tax advisor to determine the particular tax consequences of the merger to you.

         This summary is based on current law and the advice of LeClair Ryan, A Professional Corporation, legal counsel to F&M. The advice in this summary is based on, among other things, certain customary assumptions and representations relating to certain facts and circumstances of, and the intentions of the parties to, the merger. Neither F&M nor Community Bankshares has requested a ruling from the Internal Revenue Service in connection with the merger. To meet a condition to consummation of the merger, F&M and Community Bankshares will receive from LeClair Ryan, an opinion as to certain federal income tax consequences of the merger. Such opinion is not binding on the Internal Revenue Service.

         In the opinion of counsel, the merger will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code, if consummated in the manner set forth in the merger agreement. Accordingly, among other things, in the opinion of such counsel:

     o    the merger  will  constitute  a  reorganization  within the meaning of
          Section 368(a) of the Internal Revenue Code;

     o no gain or loss will be recognized by F&M or Community Bankshares as a result of the merger;

     o no gain or loss will be recognized by a Community Bankshares shareholder to the extent he receives F&M common stock solely in exchange for his Community Bankshares common stock pursuant to the merger;

     o the tax basis of the F&M common stock received by each Community Bankshares shareholder will be the same as the tax basis of the Community Bankshares common stock surrendered in exchange therefor; and

     o the holding period for each share of F&M common stock received by each Community Bankshares shareholder in exchange for Community Bankshares common stock will include the period for which such shareholder held the Community Bankshares common stock exchanged therefor, provided such Community Bankshares common stock is a capital asset in the hands of such holder at the effective date.

         Any cash received by you instead of fractional shares could result in taxable income to you. The receipt of such cash will generally be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations.

Dissenters' Rights

         Any shareholder of Community Bankshares who does not vote in favor of the merger and the transactions contemplated by the merger agreement and who has given prior written notice to Community Bankshares of his or her objection to the proposed transaction and who otherwise complies with the procedures set forth in Title 3, Subtitle 2 of the Maryland General Corporation Law (the "MGCL"), will be entitled to receive payment in cash of the fair value of his or her shares of Community Bankshares common stock. A copy of Title 3, Subtitle 2 of the MGCL is included as Appendix IV to this proxy statement/prospectus.

         If you want to demand payment of the fair value of your shares of Community Bankshares common stock, you must fully comply with the procedures set out in the MGCL. The required procedures are summarized below.

     o First, you must submit a written notice to the President of Community Bankshares at or prior to the meeting, stating that you object to the proposed merger. You should send your notice to:

                     Community Bankshares of Maryland, Inc.
                            16410 Heritage Boulevard
                              Bowie, Maryland 20716
                      Attention: Thomas G. Moore, President

     o You must then not vote your shares in favor of the merger. This means that you should either (1) not return a proxy card and not vote in person in favor of the adoption of the merger agreement, (2) return a proxy card with the "Against" or "Abstain" box checked; (3) vote in person against the adoption of the merger agreement; or (4) register in person an abstention from the proposal to adopt the merger agreement. Merely voting against the merger or abstaining from or not voting in favor of the merger will not constitute notice of objection or dissent, and will not entitle you to payment in cash of the fair value of your shares.

     o Promptly after the effectiveness of the merger, F&M, as the successor to Community Bankshares, will write to objecting shareholders of Community Bankshares, notifying them of the date on which the articles of merger were accepted for record. This notice will be sent by certified mail, return receipt requested, to the address you provide in your notice, or if no address is indicated, to the address which appears on Community Bankshares' stockholder records.

          Within 20 days of the date on which the articles of merger were accepted for record, an objecting shareholder must make a written demand for payment of the fair value of his or her stock, stating the number and class of shares for which payment is demanded. The written demand for payment should be sent to:

                            F&M National Corporation
                                 P. O. Box 2800
                                 9 Court Square
                           Winchester, Virginia 22604
                              Attention: Secretary

         F&M's notice of the date on which the articles of merger were accepted may contain an offer of payment of the amount which F&M believes is the fair value of the Community Bankshares common stock, and certain financial disclosures. If you have followed all of the procedural steps required to demand payment of fair value and have not received payment for your shares, you may, or F&M may, within 50 days of the acceptance of the articles of merger, petition the court of equity in Montgomery County, Maryland for appraisal of the fair value of your shares of Community Bankshares common stock as of the date of the Community Bankshares shareholder meeting, without including any appreciation or depreciation resulting directly or indirectly from the merger or its proposal.

         Any shareholder who files a notice of objection, but fails to file a written demand for the payment of fair value in a timely manner will be bound by the shareholder vote and will not be entitled to receive payment in cash as a holder of dissenting shares.

         If you demand payment for you stock as an objecting shareholder, you have no right to receive any dividends or other distributions on such shares, or the shares of F&M common stock into which such shares would be converted, after close of business on the date of the Community Bankshares shareholder meeting at which the merger is approved, and have no other rights, including voting rights, with respect to such shares, except the payment of fair value.

         If you demand payment for your shares, your rights as a shareholder will be restored if the demand for payment is withdrawn, a petition of appraisal is not filed within the time required, a court determines that you are not entitled to relief, or the merger is abandoned or rescinded. A demand for payment may be withdrawn only with the consent of F&M.

         If the court finds that a shareholder is entitled to an appraisal of his or her stock, the court will appoint three disinterested appraisers to determine the fair value of the stock. Within 60 days after appointment, or such longer period as the court may direct, the appraisers must file with the court and mail to each shareholder who is a party to the proceeding their report stating their conclusion as to the fair value of the stock. Within fifteen 15 days after the filing of the report, any party may object to the report and request a rehearing. The court, upon motion of any party, will enter an order either confirming, modifying or rejecting the report and, if confirmed or modified, enter judgment directing the time within which payment must be made. If the report is rejected, the court may determine the fair value or remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding will include interest from the date of the shareholders' vote at the meeting, unless the court finds that the shareholder's refusal to accept a written offer to purchase the shares was arbitrary and vexatious or not in good faith.

         The costs of the appraisal proceedings, including compensation and expenses of the appraisers, will be the responsibility of F&M, except that all or any part of such expenses may be assessed against any or all of the objecting shareholders to whom an offer to pay for such shareholder's shares has been made, if the court finds the failure to accept such offer was arbitrary, vexatious or not in good faith. Costs of the proceedings will not including fees and expenses of counsel. Costs of the proceedings may include fees and expenses of experts only if F&M did not make an offer of payment for your stock or if the value of the stock as determined in the appraisal proceeding materially exceeds the amount offered by F&M,

         The preceding is a summary of the material aspects of Title 3, Subtitle 2 of the MGCL, and is qualified by reference to the text of the statute. The full text of Title 3, Subtitle 2, which we urge you to read in its entirety, is included as Appendix IV to this proxy statement/prospectus.

Certain Differences in Rights of Shareholders

         As a Virginia corporation, F&M is subject to the provisions of the Virginia Stock Corporation Act, while Community Bankshares, as a Maryland corporation, is subject to the Maryland General Corporation Law. Your shareholder rights are presently governed by the Maryland General Corporation Law and Community Bankshares' articles of incorporation and bylaws. Upon consummation of the merger and your becoming a shareholder of F&M, your shareholder rights will be governed by the articles of incorporation and bylaws of F&M and the Virginia Stock Corporation Act.

         There are no material differences between the rights of a Community Bankshares shareholder under the Maryland General Corporation Law and Community Bankshares' articles of incorporation and bylaws, on the one hand, and the rights of an F&M shareholder under the Virginia Stock Corporation Act and the articles of incorporation and bylaws of F&M, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders" on page 47.

Expenses of the Merger

         In general, whether or not the merger is consummated, Community Bankshares and F&M will pay their own expenses incident to preparing, entering into and carrying out the merger agreement, and preparing and filing the registration statement of which this proxy statement/prospectus is a part. F&M and Community Bankshares will, however, share equally the expenses of printing this proxy statement/prospectus.

         In addition, if either party willfully and materially breaches the merger agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the merger agreement is terminated by Community Bankshares because it is not approved by Community Bankshares shareholders, Community Bankshares must pay 50% of F&M's costs in this transaction, up to $50,000.

Cautionary Statement Concerning Forward-Looking Statements

         This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and businesses of each of F&M and Community Bankshares. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

     o    competitive pressure in the banking industry increases significantly;

     o    changes in the interest rate environment reduce margins;

     o general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

     o expected cost savings from this merger or other previously announced or completed mergers may not be fully realized;

     o The loss of deposits, revenue or customers following this or other previously announced or completed mergers may be greater than anticipated;

     o the costs of integrating the businesses of F&M and its merger partners may be greater than expected;

     o    changes occur in the regulatory environment;

     o    changes occur in business conditions and inflation; and

     o    changes occur in the securities markets.


                           MARKET PRICES AND DIVIDENDS

Market Prices

         F&M common stock is listed and traded on the NYSE under the symbol "FMN." Community Bankshares common stock is not registered on any exchange or quoted by the Nasdaq Stock Market, and no brokers offer to make a market in Community Bankshares common stock. Community Bankshares common stock has traded infrequently, on a sporadic basis, in a privately negotiated transactions.

         The following table provides the high and low closing sales prices for F&M common stock on the NYSE for the periods indicated.



      F&M                                                               Closing Sales Prices
      ---                                   --------------------------------------------------------------------------------
                                                      2000                        1999                       1998
                                            ----------------------       -----------------------   -------------------------
                                               High          Low          High          Low         High         Low
1st Quarter............................     $  27.25     $  22.13      $  30.00     $  23.87     $  36.25     $  31.75
2nd Quarter............................        24.82        21.00         33.18        23.93        34.31        32.00
3rd Quarter............................        25.00        21.75         33.50        26.00        31.56        26.13
4th Quarter (through Nov. 8)...........        26.37        22.56         30.12        26.50        31.69        25.06

         The closing price of F&M common stock on the NYSE on August 22, 2000, the last full trading day preceding the public announcement of the proposed merger, was $24.0625 per share. The closing price of F&M common stock on the NYSE on November 8, 2000, the latest practicable date before the date of this proxy statement/prospectus was $26.375 per share.

         Community Bankshares
         --------------------

         In the fourth quarter of 1998, Community Bankshares sold 58,035 shares of its common stock through a secondary public offering at a price per share of $17.50. Community Bankshares has no knowledge of any other sales of or trades in its common stock during 1998. Based on information made available to Community Bankshares, in 1999, the only trade of its common stock occurred in the first quarter at a price of $19.00 per share, and in 2000, the only trade occurred in the first quarter at a price of $19.25 per share. The sales prices of the Community Bankshares common stock sold in 1999 and 2000 do not necessarily reflect the price that would be paid in an active and liquid market. In addition, there may have been other transactions at other prices not known to Community Bankshares.

         As of September 30, 2000, there were 9,406 record holders of F&M common stock. As of November 8, 2000, the record date, there were approximately 178 holders of record of Community Bankshares common stock.

Dividends

         The tables below reflect the cash dividends declared per share during each quarter on F&M common stock and Community Bankshares common stock for the periods indicated. F&M or F&M Bank-Winchester has paid regular cash dividends for more than 57 consecutive years. Community Bankshares has paid regular cash dividends for more than five consecutive years.

         The amounts shown for F&M have not been restated and adjusted to reflect the acquisition of The State Bank of the Alleghenies on January 3, 2000 which was accounted for as a pooling of interests.



         F&M
         ---
                                         2000                1999              1998
                                         ----                ----              ----
1st Quarter......................  $     0.235         $    0.195          $   0.185
2nd Quarter......................        0.250              0.235              0.185
3rd Quarter......................        0.250              0.235              0.195
4th Quarter......................          --               0.235              0.195


         Community Bankshares
         --------------------
                                          2000                1999                 1998
                                          ----                ----                 ----

1st Quarter......................       $  0.08             $  0.07             $  0.06
2nd Quarter......................          0.08                0.07                0.06
3rd Quarter......................          0.08                0.08                0.07
4th Quarter......................            --                0.08                0.07



         F&M is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. F&M's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M. For example, a Virginia chartered bank, of which there are eight within the F&M system, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia State Corporation Commission may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Under current federal law, insured depository institutions such as F&M's bank subsidiaries are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized." Based on F&M's subsidiary banks' current financial condition, F&M does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

         As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's bank subsidiaries. The final determination of the timing, amount and payment of dividends on F&M common stock is at the discretion of F&M's board of directors and will depend upon the earnings of F&M and its subsidiaries, principally its subsidiary banks, the financial condition of F&M and other factors, including general economic conditions and applicable governmental regulations and policies.

                     COMMUNITY BANKSHARES OF MARYLAND, INC.

Business

         Community Bankshares of Maryland, Inc. was incorporated under the laws of the State of Maryland in 1987 and has one wholly-owned subsidiary, Community Bank of Maryland, a Maryland chartered commercial bank. The bank commenced operations in 1989, and currently operates out of its main office and three branch offices. Community Bank provides a high level of personal service and offers a full range of financial products and services to a wide array of depositors and borrowers, focusing particularly on the small business and the individual retail customer.

         Principal Market Area. The primary service area of the bank is Prince George's County and Anne Arundel County in Maryland and the immediate surrounding area. Community Bank solicits business from individuals and small- to medium-sized businesses within these service areas.

         Banking Services. Community Bank provides a wide range of banking services including various deposit products, loan services, automated teller machines, ATM cards, and telephone banking. No material portion of Community Bank's deposits has been obtained from a single or small group of customers and the loss of deposits of any one customer or of a small group of customers would not have a material adverse effect on the business of Community Bank.

Lending Activities

         Community Bank offers a full spectrum of lending services to its customers, including commercial loans, lines of credit, residential mortgages, home equity loans, personal loans, auto loans and financing arrangements for personal equipment and business equipment. Loan terms, including interest rates, loan to value ratios, and maturities, are tailored as much as possible to meet the needs of the borrower. A special effort is made to keep loan products as flexible as possible within the guidelines of prudent banking practices in terms of interest rate risk and credit risk.

         Loan business is generated primarily through referrals and direct-calling efforts. Referrals of loan business come from Community Bank's directors, stockholders of Community Bankshares, present clients of Community Bank and professionals.

         At September 30, 2000, Community Bank's statutory lending limit to any single borrower was $950,000, subject to certain exceptions provided under applicable law. As of September 30, 2000, Community Bank had credit exposure to its largest borrower of no greater than that amount. Community Bank only extends loans to directors of Community Bank and Community Bankshares on the same terms on which it extends loans to unaffiliated persons, and has a policy of limiting the aggregate principal amount of loans to all executive officers, directors, principal stockholders, and employees of Community Bank and Community Bankshares to 100% of capital. Insiders are not present when their loans are discussed. At September 30, 2000, the aggregate principal amount of all loans to insiders was approximately $2.9 million.

         Commercial Loans. Commercial loans are written for any business purpose, including the financing of plant and equipment, the carrying of accounts receivable, contract administration, and the acquisition and construction of rental real estate projects. Special attention is paid to the commercial real estate market which is particularly stable and active in the Prince George's County and Anne Arundel County area. Community Bank's commercial loan portfolio reflects a diverse group of borrowers with no concentration in any borrower, group of borrowers, or industry.

         As part of its internal loan review process, Community Bankshares' loan review committee, comprised of loan officers and staff, reviews all loans 60-day delinquent, loans on Community Bankshares' watch list, loans rated special mention, substandard, or doubtful, and other loans of concern at least quarterly. Loan reviews are reported to Community Bankshares' executive committee with any adversely rated changes specifically mentioned. All other loans with their respective risk ratings are reported monthly to Community Bankshares' board of directors. Community Bankshares' audit and operations committee performs periodic documentation and internal control reviews to complement loan reviews.

         Residential Mortgage and Home Equity Loans. The strong local economy provides for a large and active real estate market for the construction and sale of new residential property and sale of existing housing. Community Bankshares provides financing for the construction and acquisition of residential property throughout its market area. Community Bankshares has availed itself of the services of mortgage brokers in an effort to offer as many long-term and low interest rate mortgage products as possible. In addition, Community Bank has developed a competitive home equity line of credit product for the use of its customers. This product offers the customer the ability to use the line of credit flexibility features to manage their own credit needs on an on-going basis. Community Bankshares does not currently sell loans which it originates into the secondary market, and does not document such loans for sale.

         Other Loans. Loans are considered for any worthwhile personal or business purpose on a case-by-case basis, such as the financing of equipment, receivables, contract administration expenses, land acquisition and development, and automobile financing.

Employees

         On September 30, 2000, Community Bank had 27 full-time and 10 part-time employees. None of its employees are represented by any collective bargaining agreements, and relations with employees are considered excellent.

Competition

         Community Bank's primary market is generally defined as Prince George's County and Anne Arundel County. Community Bank is subject to intense competition from various other financial institutions and other companies that offer financial services. Among financial institutions, the primary method of competition is the efficient delivery of diversified quality services at competitive prices.

Property

         Community Bank has leased offices occupied for banking facilities, and has purchased leasehold improvements, fixtures and equipment with respect thereto.

         Community Bankshares and Community Bank own 43.61% and 56.39%, respectively, of Community Bankshares of Maryland, Inc./Community Bank of Maryland Partnership, a Maryland limited partnership which owns the office building in which the main office of the bank is located and is authorized to engage in real estate activities related to the operation of the bank. The building in which the main office of the bank is located is 99% leased and is occupied by four tenants.

Security Ownership of Management

         The following table sets forth information as of November 8, 2000 regarding the number of shares of Community Bank common stock beneficially owned by (a) the directors of Community Bankshares, (b) the executive officers of Community Bankshares, and (c) all directors and executive officers of Community Bankshares as a group.

         For the purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 under which, in general, a person is deemed to be a beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose or direct disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.



                                                         Common Stock                 Percent
         Name                                         Beneficially Owned            of Class (1)
         ----                                         ------------------            ------------
         Directors and Executive Officers

         Lucie M. Baldi......................               27,552                       3.79%
         Lance W. Billingsley................               15,248                       2.10
         Vaseleos Colevas (2)................               55,384                       7.62
         Hugh O. Lowe (3)....................               53,397                       7.35
         William V. Meyers (4)...............               15,311                       1.97
         Thomas G. Moore (5).................               14,800                       2.02
         Andrew O. Mothershead (6)...........               53,103                       7.31
         Glenn A. Turner (7).................               23,103                       3.18
         Charles A. Bryer (8)................                6,550                       0.89

         All  executive  officers and directors
            as a group (9 persons) ..........              263,448                      35.57%


         Other 5% Shareholders

         Irving L. Kidwell (9)...............              159,597                      21.96%
         Sandy Spring Bancorp, Inc. (10).....               52,500                       7.22%
         Albert W. Turner (7) (11)...........               52,500                       7.22%

----------------

     (1) The percentage of shares is based on 726,876 shares outstanding as of September 30, 2000, except with respect to individuals holding options to acquire common stock exercisable within 60 days of that date, in which event represents percentage of shares issued and outstanding as of September 30, 2000 plus the number of such options held by such person, and all directors and officers as a group, which represents percentage of shares outstanding as of September 30, 2000 plus the number of such options held by all such persons as a group.

     (2) The address of Ms. Colevas is P.O. Box 564, Upper Marlboro, Maryland 20773.

     (3)  The address of Mr. Lowe is 4937 Hine Drive, Shady Side, Maryland
          20764.

     (4) Includes a total of 1,000 shares held in two trusts for Mr. Meyers' grandchildren and 1,000 shares owned by Meyers Liquors Limited, a company controlled by Mr. Meyers.

     (5) Includes presently exercisable options to purchase 7,300 shares of Community Bankshares common stock.


     (6) The address of Mr. Mothershead is 7112 Eversfield Drive, Hyattsville, Maryland 20782.

     (7)  Glenn A. Turner is the son of Albert W. Turner.

     (8) Consists of presently exercisable options to purchase 6,550 shares of Community Bankshares common stock.

     (9) The address of Mr. Kidwell is 2925 Conne Mara Drive, Davidsonville, Maryland 21035.

     (10) The address Sandy Spring Bancorp, Inc. is 17801 Georgia Avenue, Olney, Maryland 20832.

     (11) The address of Mr. Turner is 1103 Thomas Swan Lane, Davidsonville, Maryland 21035.

                     COMMUNITY BANKSHARES OF MARYLAND, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion provides information about the major components of the results of operations and financial condition of Community Bankshares. This discussion and analysis should be read in conjunction with Community Bankshares' consolidated financial statements and the accompanying notes contained in this proxy statement/prospectus.

General

         During 1999 and the first six months of 2000, Community Bankshares continued to experience sound, stable growth. Net income for the six months ended June 30, 2000 of $359 thousand ($.49 earnings per share, diluted) represented an increase of $43 thousand or 13.6% from net income of $316 thousand ($.44 earnings per share, diluted) for the six months ended June 30, 1999. For 1999, Community Bankshares reported net income of $663 thousand ($.92 earnings per share, diluted), an increase of $118 thousand or 21.7% compared to net income of $545 thousand ($.83 earnings per share, diluted) for 1998.

Financial Condition

         Total assets increased $6.6 million or 9.8% from $67.6 million at December 31, 1998 to $74.2 million at December 31, 1999, and increased an additional $4.7 million or 6.3% to $78.9 million at June 30, 2000. This increase at December 31, 1999 was primarily attributable to a $4.2 million or 19.8% increase in securities and a $4.4 million or 12.8% increase in net loans. These increases were partially offset by a decrease in cash and cash equivalents, net of $2.7 million or 35.7%. This increase at June 30, 2000 was primarily attributable to a $2.6 million or 53.6% increase in cash and cash equivalents, and a $1.3 million or 3.3% increase in net loans. The growth in cash and cash equivalents and investment securities was funded by the growth in deposits in the periods discussed above.

         Total liabilities increased $6.3 million or 10.6% from $59.1 million at December 31, 1998 to $65.4 million at December 31, 1999, and increased an additional $4.4 million or 6.8% to $69.8 million at June 30, 2000. This increase at December 31, 1999 was primarily attributable to a $2.6 million or 4.5% increase in deposits and a $3.6 million or 194.8% increase in short-term borrowings. This increase at June 30, 2000 was primarily attributable to a $6.4 million or 10.7% increase in deposits which was offset by a $2.0 million or 36.3% decrease in short-term borrowings.

         Total stockholders' equity increased $353 thousand or 4.2% from $8.5 million at December 31, 1998 to $8.8 million at December 31, 1999, and increased an additional $237 thousand or 2.7% to $9.0 million at June 30, 2000. These increases primarily reflect net income recorded during the periods, which was partially offset by dividends to stockholders and unrealized losses on securities available for sale.

         The following table provides certain information relating to Community Bankshares' average consolidated statements of financial condition and reflects the interest income on interest-earning assets and interest expense on interest-bearing liabilities for the periods indicated and the average yields earned and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balance of the related assets or liabilities, respectively, for the periods presented. Non-accrual loans have been included in the average balances of loans.




                                           Average Balances, Interest Income and Expenses, and Average Yields and Rates

                                          Six Months Ended June 30,                           Year Ended December 31,
                                ----------------------------------  ----------------------------------------------------------------
                                                  2000                           1999                             1998
                                ----------------------------------  ----------------------------------------------------------------
                                               Interest                         Interest                          Interest
                                 Average       Income/     Yield      Average   Income/      Yield      Average    Income/    Yield
                                 Balance       Expense    Rate (5)    Balance    Expense     Rate       Balance   Expense      Rate
                                ---------    ----------  ---------  ----------- ----------- ---------- ---------- ---------  -------
                                                                              (Dollars in thousands)
Assets:
Interest earning assets:
  Securities:
   Taxable                      $  18,391     $      579     6.30%   $  16,293  $     986      6.05%   $  11,630  $     708    6.09%
   Tax exempt (1)                   6,901            219     6.35%       6,739        421      6.25%       5,164        322    6.24%
                                ---------     ----------             ---------  ---------              ---------  ---------
      Total securities             25,292            798     6.31%      23,032  $   1,407      6.11%      16,794      1,030    6.13%
  Federal funds sold                3,594            110     6.12%       3,499        176      5.03%       3,877        211    5.44%
  Loans, net (2)                   40,016          1,841     9.20%      36,158      3,301      9.13%      33,336      3,177    9.53%
                                ---------     ----------             ---------  ---------              ---------  ---------
      Total earning assets         68,902          2,749     7.98%      62,689      4,884      7.79%      54,007      4,418    8.18%
                                               ---------                        ---------                         ---------
  Less: allowance for
    loan losses                      (402)                                (362)                             (333)
  Total non-earning
    assets                          7,933                                7,945                             6,971
                                ---------                            ---------                         ---------
      Total assets              $  76,433                            $  70,272                         $  60,645
                                =========                            =========                         =========

Liabilities and
  Stockholders' Equity
    Interest-bearing
     deposits:
       Checking                 $   3,812     $       28     1.47%   $   3,737  $      54      1.45%   $   3,912  $      73    1.87%
       Regular Savings              4,414             63     2.85%       3,977         97      2.44%       3,295         84    2.55%
       Money Market
         Savings                    7,323            126     3.44%       7,581        233      3.07%       6,960        256    3.68%
       Other time deposits         24,854            697     5.61%      22,513      1,198      5.32%      18,966      1,064    5.61%
       Time deposits
         greater than $100,000      8,647            246     5.69%       7,545        406      5.38%       5,964        339    5.68%
                                ---------     ----------             ---------  ---------              ---------  ---------
      Total interest -
        bearing deposits           49,050          1,160     4.73%      45,353      1,988      4.38%      39,097      1,816    4.64%
       Short-term
         borrowings                 5,000            137     5.48%       2,253         94      4.17%       1,541         66    4.28%
                                ---------     ----------             ---------  ---------              ---------  ---------
      Total interest-
         bearing liabilities       54,050          1,297     4.80%      47,606      2,082      4.37%      40,638      1,882    4.63%
                                              ----------                        ---------                          --------
Non-interest bearing
  liabilities:
    Demand deposits                13,188                               14,070                            12,265
    Other non-interest-
       bearing liabilities            347                                  282                               471
                                ---------                            ---------                         ---------
      Total liabilities            67,585                               61,958                            53,374
                                ---------                            ---------                         ---------
Stockholders' equity                8,848                                8,314                             7,271
      Total liabilities and
         stockholders'
         equity                 $  76,433                            $  70,272                         $  60,645
                                =========                            =========                         =========
Net interest income                           $    1,452                        $   2,802                         $   2,536
                                              ==========                        =========                         =========
Interest rate spread (3)                                     3.18%                             3.42%                           3.55%
Interest expense as a %
  of earning assets                                          3.76%                             3.32%                           3.48%
Net interest margin (4)                                      4.21%                             4.47%                           4.70%

---------------------------


(1) Income and yields as reported on a tax equivalent basis assuming a federal tax rate of 34%.
(2) For the purposes of these calculations, nonaccruing loans are included in the daily average loan amounts outstanding.
(3) Interest spread is the average yield earned on earning assets, calculated on a fully taxable equivalent basis, less the average rate incurred on interest-bearing liabilities.
(4) Net interest margin is the net interest income, calculated on a fully taxable basis assuming a federal tax rate of 34%, expressed as a percentage of average earning assets.
(5)      Yields for six months ended June 30, 2000 are on an annualized basis.

Net Interest Income

         Net interest income is the excess of interest earned on loans and other interest-earning assets over the interest paid on deposits and borrowings. The change in net interest income is a function of the change in volume and rates on interest-earning assets and interest-bearing liabilities. For 1999, Community Bankshares' net interest income (on tax equivalent basis) was $2.8 million compared to $2.5 million for 1998, representing an increase of $266 thousand or 10.5% from 1998 to 1999. Net interest income (on tax equivalent basis) for the six months ended June 30, 2000 was $1.5 million, an increase of $92 thousand or 7.1% over the $1.3 million in net interest income for the comparable period in 1999. The increase for 1999 was primarily the result of a $1.7 million or 12.8% increase in the relative amount of interest-earning assets over interest-bearing liabilities during 1999 versus 1998, which more than offset a 13 basis point net decrease to 3.42% in the yield on interest-earning assets over the rate paid on interest-bearing liabilities.

         The following table indicates the changes in interest income and interest expense that are attributable to changes in average volume and average rates, in comparison with the same period in the preceding year. The change in interest due to the combined rate-volume variance has been allocated to the change in rate and the change in volume based upon the respective percentages of their combined totals.



                                                       Volume and Rate Analysis

                                      Six Months Ended                                  Years Ended
                                           June 30,                                     December 31,
                           --------------------------------------        ---------------------------------------
                                          2000 vs. 1999                               1999 vs. 1998
                                      Increase (decrease)                           Increase (decrease)
                                      Due to changes in:                            Due to changes in:
                           --------------------------------------       --------------------------------------
                               Volume         Rate         Total           Volume             Rate          Total
                           -----------  ----------   -----------        -----------     -----------    -----------
                                                          (Dollars in thousands)

Increase (decrease) in:
  Interest-earning assets:
    Taxable securities     $       113  $       29   $       142       $       283     $       (5)    $       278
     Tax-exempt
        securities                   3           3             6                98               1             99
      Federal funds sold            (1)         23            22               (20)           (15)            (35)
      Loans                        198          40           238               246           (122)            124
                           -----------  ----------   -----------       -----------     ----------     -----------
        Total interest-
           earning assets          313          95           408               607           (141)            466
                           -----------  ----------   -----------       -----------     ----------     -----------

Interest expense:
  Checking                           2           1             3                (3)           (16)            (19)
  Regular savings                    9          12            21                16             (3)             13
  Money market                       1          14            15                27            (50)            (23)
  Time deposits
     less than $100,000             80          37           117               185            (51)            134
  Time deposits
    greater than or equal
    to $100,000                     42          13            55                84            (17)             67

  Short-term
    borrowings                      82          22           104                30             (2)             28
                           -----------  ----------   -----------       -----------     ----------     -----------
     Total interest
       expense                     216          99           315               339           (139)            200
                           -----------  ----------   -----------       -----------     ----------     -----------

Net interest earnings      $        97  $       (4)  $        93       $       268     $       (2)    $       266
                           ===========  ==========   ===========       ===========     ==========     ===========

Interest Rate Sensitivity and Liquidity

         Prudent asset and liability management assures liquidity and maintains balance between rate sensitive assets and liabilities. Liquidity management involves meeting the cash flow requirements of Community Bankshares' loan customers and depositors. Interest rate sensitivity management involves maximizing the net interest margin to ensure net income growth stability and growth through various interest rate cycles and fluctuations. Community Bankshares' senior management monitors the liquidity position and formulates a strategy to maintain an interest sensitive position that maximizes the net interest margin.

         Interest Rate Sensitivity
         -------------------------

         Interest rate sensitivity analysis reflects the earlier of the maturity or repricing date for various assets and liabilities. The mismatch of assets and liabilities repricing within a specific period of time is used to measure interest rate sensitivity. Community Bankshares' goal is to manage interest rate exposure in order to hedge against interest rate fluctuations. A tool Community Bankshares uses to determine its interest-rate risk is gap analysis. Gap analysis attempts to examine the volume of interest-rate-sensitive assets minus interest-rate-sensitive liabilities. The difference between the two is the interest-sensitive gap, and it indicates how future changes in interest rates may affect net interest income. Regardless of whether interest rates are expected to increase or fall, the objective is to maintain a gap position that will minimize any changes in net interest income. A negative gap exists when Community Bankshares has more interest-sensitive liabilities maturing within a certain time period than interest-sensitive assets. Under this scenario, if interest rates were to increase it would tend to reduce net interest income. A weakness of this sensitivity analysis is that it provides only a general indication of interest sensitivity at a specific point in time. Senior management and the board of directors regularly monitor the sensitivity trend. Strategies to manage the interest rate risk include maintaining a strong balance sheet and adequate liquidity, generating core deposit growth, and practicing conservative and sound banking policies.

         At June 30, 2000, Community Bankshares was liability sensitive in the short term (one year) by approximately 31.6% of earning assets. Technically, Community Bankshares may reprice interest checking, savings and insured money markets at any time and, accordingly, they have been classified in the 1-30 day sensitivity category in the accompanying table. While these accounts have in the last several years been somewhat more subject to repricing than in prior years, the degree and frequency of movement is limited, and they are much less sensitive than contractually possible.

         The following tables present Community Bankshares' interest sensitivity position at June 30, 2000 and at December 31, 1999. This is a one-day position which continually is changing and is not necessarily indicative of Community Bankshares' position at any other time.




                                                  Interest Sensitivity Analysis


                                                                June 30, 2000
                               ---------------------------------------------------------------------------------
                                   Within            3-12            1 to 5            Over
                                 3 Months          Months           Years            5 Years            Total
                               -------------     -----------    -------------     -------------    -------------
                                                                (Dollars in thousands)
Interest-earning assets:
  Loans (net)                  $      10,415     $     1,549    $      18,709     $       9,462    $      40,135
  Securities                             538           1,876           18,774             4,946           26,134
  Federal funds sold                   4,407             --               --                --             4,407
                               -------------     -----------    -------------     -------------    -------------
       Total interest-
         earning assets        $      15,360     $     3,425    $      37,483     $      14,408    $      70,676
                               =============     ===========    =============     =============    =============

Interest-bearing liabilities:
  Deposits:
    NOW and savings            $       7,966     $       --     $         --      $         --     $       7,966
    Money Market                       5,876             --               --                --             5,876
    Time deposits $100,000
      and over                         2,392           4,233            3,412               --            10,037
    Other time deposits                5,177          11,442            9,914               --            26,533
    Short-term
      borrowings                       3,497             --               --                --             3,497
                               -------------     -----------    -------------     -------------    -------------
       Total interest-
         bearing liabilities   $      24,908     $    15,675    $      13,326     $         --     $      53,909
                               =============     ===========    =============     =============    =============

Period Gap                     $      (9,548)    $   (12,250)   $      24,157     $      14,408    $      16,767
Cumulative Gap                 $      (9,548)    $   (21,798)   $       2,359     $      16,767
Ratio cumulative gap
  to total earning assets              (13.9)%         (31.6)%            3.4%             24.3%
Ratio of interest-earning
  assets to interest-bearing
  liabilities                           61.7%           21.9%           281.3%              --
Cumulative ratio of interest-
  earning assets to interest-
  bearing liabilities                   61.7%           46.3%           104.4%            131.1%



                                                        Interest Sensitivity Analysis

                                                               December 31, 1999
                               ---------------------------------------------------------------------------------
                                   Within            3-12            1 to 5            Over
                                 3 Months          Months           Years            5 Years            Total
                               -------------     -----------    -------------     -------------    -------------
                                                                (Dollars in thousands)

Interest-earning assets:
  Loans (net)                  $      11,068     $     1,939    $      17,720     $       8,121    $      38,848
  Securities                             801           1,588           14,435             8,575           25,399
  Federal funds sold                   2,013             --               --                --             2,013
                               -------------     -----------    -------------     -------------    -------------
       Total interest-
         earning assets        $      13,882     $     3,527    $      32,155     $      16,696    $      66,260
                               =============     ===========    =============     =============    =============

Interest-bearing liabilities:
  Deposits:
    NOW and savings            $      10,528     $       --     $         --      $        --      $      10,528
    Money Market                       6,365             --               --               --              6,365
    Time deposits $100,000
      and over                         1,774           2,888            3,224              --              7,886
    Other time deposits                5,968           9,572            8,749              --             24,289
    Short-term
      borrowings                       5,488             --               --               --              5,488
                               -------------     -----------    -------------     -------------    -------------
       Total interest-
         bearing liabilities   $      30,123     $    12,460    $      11,973     $        --      $      54,556
                               =============     ===========    =============     =============    =============

Period Gap                     $     (16,241)    $    (8,933)   $      20,182     $      16,696    $      11,704
Cumulative Gap                 $     (16,241)    $   (25,174)   $      (4,992)    $      11,704
Ratio of cumulative gap
  to total earning assets              (25.9)%          13.2%             8.0%             18.7%
Ratio of interest-earning
  assets to interest-bearing
  liabilities                           46.1%           28.3%           268.6%               --
Cumulative ratio of interest-
  earning assets to interest-
  bearing liabilities                   46.1%           40.9%            90.8%            121.5%




         Liquidity
         ---------

         Liquidity refers to the Community Bankshares' ability to meet present and future financial obligations on a timely basis and at reasonable cost. Community Bankshares manages its liquidity of both assets and liabilities.

         Liquidity needs are met with cash on hand, deposits in banks, federal funds sold and the fair value of securities available for sale. At June 30, 2000, these liquid assets represented 29.0% of total deposits and other interest-bearing liabilities. Pay-downs and maturities within the investment portfolio provide a stable source of funds. Community Bankshares minimizes liquidity needs by maintaining substantial core deposits. As of June 30, 2000 and December 31, 1999, core deposits comprised 84.8% and 86.7% of total deposits, respectively. Core deposits are all deposit accounts with balances of less than $100,000. Additional sources of liquidity are asset maturities and repayments and available lines to purchase overnight funds from correspondent banks.

         For liquidity purposes, Community Bankshares also utilizes short term borrowing, principally securities sold under agreements to repurchase, and has lines to purchase overnight funds from correspondent banks.

         At June 30, 2000, Community Bankshares had $8.8 million in approved loan and letter of credit commitments. Many of these commitments are in the form of lines of credit and letters of credit that are available for use by the borrower, but generally not drawn upon. Certificates of deposit scheduled to mature in one year or less totaled $23.2 million at June 30, 2000. Community

Bankshares expects to have sufficient funds available to meet the short-term liquidity needs of its customers for deposit repayments and loan funding.

         Community Bankshares has had no outstanding long-term debt as of December 31, 1999, December 31, 1998 and June 30, 2000.

Noninterest Income

         Noninterest income includes service charges and other income from services rendered by Community Bankshares. In addition, other operating income includes gains and losses realized from the sales and calls of securities and other income items.

         Other income for the year ended December 31, 1999 decreased to $877 thousand from $883 thousand for the year ended December 31, 1998 a decrease of $6 thousand or 0.7%. Other income for the six months ended June 30, 2000 was $493 thousand, an increase of $64 thousand or 14.9% from the comparable period in 1999. This increase was primarily due to an increase in service charges on deposit accounts.



                                                  Noninterest Income

                                                   Six Months Ended                   Years Ended
                                                        June 30,                      December 31,
                                               --------------------------    ---------------------------
                                                   2000           1999            1999           1998
                                               -----------    -----------    -----------     -----------
                                                              (Dollars in thousands)
Service charges on deposit accounts            $       256    $       176    $       419     $       339
Noninterest income                                     237            253            458             500
Securities gains, net                                  - -            - -            - -              44
                                               -----------    -----------    -----------     -----------
       Total noninterest income                $       493    $       429    $       877     $       883
                                               ===========    ===========    ===========     ===========



Noninterest Expenses

         Other expenses for the year ended December 31, 1999 was $2.5 million compared to $2.4 million for the year ended December 31, 1998, or an increase of $93 thousand or 3.9%. Other expense for the six-months ended June 30, 2000 was $1.3 million, compared to $1.2 million for the comparable period in 1999, or an increase of $100 thousand or 8.0%. Increases in other expense primarily reflected increased costs associated with the growth of the loan portfolio and deposit base. Salaries and benefits accounted for 46.0% and 41.5% of total other expenses for the year ended December 31, 1999 and 1998 respectively, and 46.1% and 40.8% for the six-months ended June 30, 2000 and 1999, respectively. Occupancy expense increased 1.8% from $278 thousand in 1998 to $283 thousand in 1999. Occupancy expense for the six months ended June 30, 2000 increased $33 thousand or 24.3% over the comparable period in 1999.



                                              Noninterest Expenses

                                                   Six Months Ended                   Years Ended
                                                       June 30,                       December 31,
                                               --------------------------    ---------------------------
                                                   2000           1999            1999           1998
                                               -----------    -----------    -----------     -----------
                                                              (Dollars in thousands)
Salaries and employee benefits                 $       620    $       508    $     1,155     $     1,002
Occupancy expenses                                     173            140            283             278
Furniture and equipment expense                        127             86            204             165
Rental expense                                          85             97            170             205
Data processing expenses                                78            143            253             266
Merchant card expenses                                  52             43             95              85
Director and committee fees                             30             31             58              49
Other expenses less than 1% of total income            180            197            292             367
                                               -----------    -----------    -----------     -----------
       Total noninterest expenses              $     1,345    $     1,245    $     2,510     $     2,417
                                               ===========    ===========    ===========     ===========


Provision for Income Taxes

         Community Bankshares' income tax provisions are adjusted for non-deductible expenses and non-taxable interest after applying the U.S. federal income tax rate. Provision for income taxes totaled $143 thousand, $227 thousand and $235 thousand for the six-months ended June 30, 2000, and years ended December 31, 1999, and 1998, respectively.

Loan Portfolio

         Community Bankshares' loan portfolio is comprised of commercial loans, real estate loans, home equity loans, consumer loans, and other miscellaneous types of credit. The primary markets in which Community Bankshares makes loans are generally areas contiguous to its branch locations. The philosophy is consistent with Community Bankshares' focus on providing community-based financial services.

         At June 30, 2000, Community Bankshares' loan portfolio was $40.1 million, up $1.3 million or 3.3% from December 31, 1999. The majority of Community Bankshares' lending activity centers around loans to small and medium-sized businesses and loans for real estate acquisition and development. Loans to small businesses are generally made to finance their operating activities or for the purchase of real estate; in either case, they are generally secured by real estate.

         Loans increased by $4.4 million or 12.8% from December 31, 1998 to December 31, 1999. This increase was due to an increase in various loans secured by real estate and a significant increase 31.3% in commercial loans. Super-regional banks and private finance companies continue to dominate the consumer market in Community Bankshares' trade area; therefore, the majority of the portfolio continues to be in business and business-related loans. The trends observed in 2000 are consistent with those experienced in 1999.



                                          Loan Portfolio


                                        June 30,                                December 31,
                               -----------------------       -----------------------------------------------------
                                         2000                         1999                         1998
                               -----------------------       -----------------------    --------------------------
                                                 % to                        % to                          % to
                                                 Total                       Total                         Total
                                                Gross                       Gross                         Gross
                                Amount          Loans        Amount         Loans        Amount           Loans
                               -----------     --------     -----------    ---------    -----------     ----------
                                                            (Dollars in thousands)
Real estate mortgage           $    26,405       65.0%      $    25,538       64.9%     $    21,819        62.6%
Real estate - construction           1,865        4.6             1,339        3.4            3,073         8.8
Commercial, industrial and
  agricultural loans                10,572       26.0            10,778       27.4            8,207        23.5
Loans to individuals for
  household, family and
  other consumer
  expenditures                       1,788        4.4             1,671        4.3            1,762         5.1
                               -----------     ------       -----------    -------      -----------     -------
       Total gross loans       $    40,630      100.0%      $    39,326      100.0%     $    34,861       100.0%
                                               ======                      =======                      =======
Less unearned income                   (87)                         (86)                        (70)
Less allowance for loan
  losses                              (408)                        (392)                       (348)
                               -----------                  ----------                  -----------
       Total net loans         $    40,135                  $    38,848                 $    34,443
                               ===========                  ===========                 ===========


         Consistent with its focus on providing community-based financial services, Community Bankshares generally does not make loans outside its principal market areas. Community Bankshares maintains a policy not to originate or purchase loans classified by regulators as highly leveraged transactions or loans to foreign entities or individuals.

         At June 30, 2000, Community Bankshares' unfunded loan commitments, including revolving lines, were approximately $8.8 million. Community Bankshares' unfunded loan commitments were approximately $6.2 million at December 31, 1999, compared to $4.8 million at December 31, 1998.

         The following table provides a maturity schedule of selected loans within the portfolio. Actual maturities may differ from those shown in the table as loans often are refinanced or repaid prior to maturity. A significant portion of Community Bankshares' loans have a variable rate feature which allows Community Bankshares to change rates as "prime rates" change, thus reducing Community Bankshares' interest rate risk.



                             Loan Maturity Schedule

                                                                    June 30, 2000
                                               --------------------------------------------------------
                                                              After One
                                               Within But     Within           After
                                               One Year       Five Years    Five Years          Total
                                               --------       ----------    ----------       -----------
                                                               (Dollars in thousands)

       Total loans                             $    12,610    $    20,699    $     6,826     $    40,135
                                               ===========    ===========    ===========     ===========

Loans maturing after one year within:
  Fixed interest rates                                        $    19,357    $     6,539     $    25,896
  Variable interest rates                                           1,342            287           1,629
                                                              -----------    -----------     -----------

       Total loans                                            $    20,699    $     6,826     $    27,525
                                                              ===========    ===========     ===========



Allowance for Loan Losses

         Community Bankshares makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The provision for loan losses is determined based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in Community Bankshares' loan portfolio. Community Bankshares generates a monthly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar figure of potential losses, thereby translating the subjective risk value into an objective number. Emphasis is placed on monthly internal reviews by Community Bankshares' audit and operations committee and by Community Bank's management. The determination of the allowance for loan losses is based on various qualitative factors, applying appropriate weight to separate types of categories of loans. These factors include: levels and trends in delinquencies and non-accruals, trends in volumes and terms of loans, effects of any changes in lending policies, the experience, ability and depth of management, national and local economic trends and conditions, concentrations of credit, quality of Community Bankshares' loan review system, and the effect of external factors (i.e. competition and regulatory requirements).

         The allowance for loan losses in 1999 was $392 thousand, compared to an allowance of $348 thousand in 1998. The allowance for the first six months of 2000 was $408 thousand, compared to an allowance of $365 thousand for the comparable period in 1999. The increases in the absolute amount of the allowance for loan losses are primarily a result of the increased size of the loan portfolio. The allowance for loan losses as a percentage of loans, net of unearned income was 1.00% at December 31, 1999 and 1.00% at December 31, 1998 and 1.01% at June 30, 2000. During 1999, net charge-offs totaled $92 thousand, compared to $95 thousand in 1998. Net charge-offs for the first six months of 2000 were $8 thousand. The ratio of charge-offs (recoveries) to average loans increased to .25% at December 31, 1999 from .28% at December 31, 1998, and was
 .02% at June 30, 2000.

         The following tables provide certain information regarding Community Bankshares' allowance for loan losses.


                            Allowance for Loan Losses

                                                      June 30,                December 31,
                                                     ---------         --------------------------
                                                        2000             1999             1998
                                                     ---------         ---------        ---------
                                                                 (Dollars in thousands)
Balance, beginning of period                         $     392         $     348        $     330
Loans charged off:
  Real estate                                              --                 10                8
  Commercial                                                 8                69               73
  Installment                                              --                 14               15
                                                     ---------         ---------        ---------
Total loans charged off                                      8                93               96
                                                     ---------         ---------        ---------

Recoveries of loans previously charged off:
  Real estate                                              --               --                --
  Commercial                                               --                  1              --
  Installment                                              --               --                 1
                                                     ---------         ---------        ---------
Total recoveries                                           --                  1               1
                                                     ---------         ---------        ---------

Net loans charged off                                        8                92               95
Provision for loan losses                                   24               136              113
                                                     ---------         ---------        ---------
Balance, end of period                               $     408         $     392        $     348
                                                     =========         =========        =========

Average total loans                                  $  40,016         $  36,158        $  33,336
Total loans (net of unearned income)                 $  40,543         $  39,240        $  34,791

Selected loan loss ratios:
  Net charge-offs (recoveries) to
    average loans                                          .02%              .25%             .28%
  Allowance for loan losses to
    period-end loans                                      1.01%             1.00%            1.00%



         Community Bankshares' methodology for allowance for loan losses is composed of three parts. First, the allowance is compared to the historical loan loss experience. Second, the allowance is measured for coverage of non-performing loans. Third, the allowance is allocated for loans internally classified by management.

         Management believes that the allowance for loan losses was adequate at June 30, 2000 to cover potential losses in the loan portfolio. Non-performing assets as a percentage of loans increased from .56% at December 31, 1998 to 1.17% at December 31, 1999 and declined to .74% at June 30, 2000. Notwithstanding the foregoing, there can be no assurance that the allowance for loan losses will be sufficient to cover all losses inherent in the loan portfolio now or in the future or that additional provisions will not be required in respect to loans currently in the loan portfolio or which may in the future be originated or acquired by Community Bankshares.

         Presented in the following table are details of the allocation of the allowance for loan losses. The allocation for loan losses has remained relatively constant over the past five years.



               Allocation for Allowance for Loan Losses in Dollars


                                     June 30,                                  December 31,
                           --------------------------     --------------------------------------------------------
                                       2000                        1999                            1998
                           --------------------------     --------------------------    --------------------------
                                        % of Loans                     % of Loans                    % of Loans
                                           in Each                        in Each                        in Each
                                          Category                       Category                       Category
                                           to Total                      to Total                       to Total
                           Amount           Loans         Amount           Loans        Amount            Loans
                           --------------------------     --------------------------    ---------------------------
                                                             (Dollars in thousands)

Real estate mortgage       $     237           65.0%      $    239            64.9%     $     212         62.6%
Real estate-construction          16            4.6             16             3.4             21          8.8
  Commercial                     143           26.0            125            27.4            105         23.5
  Installment                     12            4.4             12             4.3             10          5.1
                           ---------      ---------       --------       ---------      ---------       ------
       Total allowance
         for loan losses   $     408          100.0%      $    392           100.0%     $     348        100.0%
                           =========      ==========      ========       ==========     =========       =======



Nonperforming Assets

         Community Bankshares seeks to minimize its risk and enhance its profitability by focusing on providing community-based financing and maintaining policies and procedures ensuring safe and sound banking practices.

         Non-performing loans consist of loans 90 days or more delinquent. The total non-performing loans increased 85.2% from $196 thousand at December 31, 1998 to $363 thousand at December 31, 1999, and then declined by 79.1% to $764 thousand at June 30, 2000.

         The following table provides certain information regarding Community Bankshares' non-performing assets at the dates indicated.



                              Nonperforming Assets

                                                            June 30,                 December 31,
                                               --------------------------    ---------------------------
                                                   2000           1999           1999            1998
                                               -----------    -----------    -----------     -----------
                                                              (Dollars in thousands)
Nonaccrual loans                               $        76    $       121    $       363     $       196
Troubled debt restructuring                            --             --             --              --
                                               -----------    -----------    -----------     -----------
      Total nonperforming loans                $        76    $       121    $       363     $       196
Foreclosed properties                                  225            206             96             --
                                               -----------    -----------    -----------     -----------
       Total nonperforming assets              $       301    $       327    $       459     $       196
                                               ===========    ===========    ===========     ===========

Loans past due 90 days accruing interest                11            229            384             217
Nonperforming assets to period-end total
  loans and other real estate                          .74%           .88%          1.17%            .56%
Foregone interest income on nonaccrual
  loans                                                 13              9             18              17



         Loans are placed in non-accrual status when in the opinion of management the collection of additional interest is unlikely or a specific loan meets the criteria for non-accrual status established by regulatory authorities. No interest is taken into income on non-accrual loans. A loan remains on non-accrual status until the loan is current as to both principal and interest or the borrower demonstrates the ability to pay and remain current, or both. Loans on non-accrual status totaled $76 thousand, $363 thousand, and $196 thousand at June 30, 2000, December 31, 1999 and December 31, 1998, respectively. The gross interest income that would have been recorded during such periods had the loans been current in accordance with their original terms was $13 thousand, $18 thousand and $17 thousand, respectively.

         At June 30, 2000, Community Bankshares had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of counterparties that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

         Foreclosed properties include properties that have been substantively repossessed or acquired in complete or partial satisfaction of debt. Such properties, which are held for resale, are carried at the lower of fair value, including a reduction for the estimated selling expenses, or principal balance of the related loan. As of June 30, 2000, December 31, 1999, and December 31, 1998, Community Bankshares held foreclosed properties totaling $225 thousand, $96 thousand and $0, respectively.

         The ratio of non-performing assets to loans is expected to remain near its current level. This expectation is based on the potential and identified problem loans at June 30, 2000. At June 30, 2000, Community Bankshares had two loans totaling $86 thousand, identified as potential problem loans. These are loans as to which known information about the borrowers' possible credit problems cause management to have doubts as to their ability to comply with the present loan repayment terms. Notwithstanding the foregoing, there can be no assurance that the level of non-performing assets will not increase, due to a decline in asset quality, deterioration of economic conditions, or otherwise, or that Community Bankshares will not incur losses as a result of existing or future non-performing assets.

Investment Securities

         The securities portfolio is maintained to manage excess funds in order to provide diversification and liquidity in the overall asset management policy. The maturity of securities purchased are based on the needs of Community Bankshares and current yields and other market conditions.

         Securities available for sale are recorded at fair value, based on quoted market prices. The net unrealized holding gain or loss on securities available for sale, net of deferred income taxes, is included as a separate component of stockholders' equity. A decline in the fair value of any securities available for sale below cost that is deemed other than temporary would be charged to earnings resulting in a new cost basis for the security. Cost of securities sold would be determined on the basis of specific identification.

         The amortized cost of held to maturity securities at June 30, 2000 was $13.5 million, compared to $13.2 million at December 31, 1999 and $12.1 million at December 31, 1998.

         Securities available for sale are used as part of Community Bankshares' interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, the need to increase regulatory capital and other factors. The fair value of securities available for sale totaled $12.6 million at June 30, 2000 compared to $12.2 million at December 31, 1999 and $9.1 million at December 31, 1998.



                              Securities Portfolio


                                         June 30, 2000         December 31, 1999         December 31, 1998
                                    ------------------------  -----------------------  -------------------------
                                      Available for Sale        Available for Sale        Available for Sale
                                    ------------------------  -----------------------  -------------------------
                                      Amortized    Fair        Amortized      Fair        Amortized     Fair
                                        Cost       Value          Cost        Value         Cost        Value
                                    -----------  -----------  -----------  ----------  ------------  -----------
                                                             (Dollars in thousands)
U.S. Government
  Agency obligations                $     9,246  $     8,870  $     9,248  $    8,898  $      5,414  $     5,359
State and Political
  Subdivisions                            3,593        3,515        3,091       3,022         3,526        3,556
Other                                       253          253          253         253           193          193
                                    -----------  -----------  -----------  ----------  ------------  -----------
       Total                        $    13,092  $    12,638  $    12,592  $   12,173  $      9,133  $     9,108
                                    ===========  ===========  ===========  ==========  ============  ===========


         The table below provides an analysis of maturities of securities available for sale at June 30, 2000 and December 31, 1999 and 1998.



                                                     Maturities of Investments

                               June 30,                                         December 31,
                  -------------------------------  ----------------------------------------------------------------
                                2000                              1999                               1998
                  -------------------------------  ---------------------------------  -----------------------------
                           Available for Sale               Available for Sale                 Available for Sale
                  -------------------------------  ---------------------------------  -----------------------------
                   Weighted                        Weighted                           Weighted
                  Amortized    Fair     Average    Amortized    Fair      Average     Amortized    Fair      Average
                     Cost      Value      Yield      Cost       Value     Yield         Cost       Value      Yield
                  ---------  ---------  ---------  ---------  ---------  -----------  ---------  --------- --------
                                                         (Dollars in thousands)
One year or less  $   1,548  $   1,495             $   1,145  $   1,107             $     --   $     --
After one year to
  five years         10,015      9,648                 8,441      8,140                 7,093      7,052
After five years
  to ten years          776        759                 2,253      2,182                 1,847      1,863
After ten years         500        483                   500        491                   --        --
                  ---------  ---------             ---------  ---------             ---------  ---------
       Total      $  12,839  $  12,385      5.97%  $  12,339  $  11,920      5.91%  $   8,940  $   8,915      6.12%
                  =========  =========             =========  =========             =========  =========




Deposits

         The principal sources of funds for Community Bankshares are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit of less than $100,000) from Community Bankshares' market area. Community Bankshares' deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide Community Bankshares with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding. The largest source of funds for Community Bankshares remains certificates of deposit.



                                                         Deposit Analysis

                                      For the Six Months                         For the Years Ended
                                         Ended June 30,                            December 31,
                                    ------------------------  ---------------------------------------------------
                                             2000                       1999                     1998
                                    ------------------------  ------------------------  -------------------------
                                      Average     Average      Average     Average        Average     Average
                                      Balance    Rate Paid     Balance    Rate Paid      Balance     Rate Paid
                                    -----------  -----------  ----------  ------------  -----------  ------------
                                                                  (Dollars in thousands)
Noninterest-bearing accounts        $    13,188      --       $    14,070       --      $    12,265          --
                                    -----------               -----------               -----------
Interest-bearing liabilities:
  Checking                          $     3,812     1.47%     $     3,737      1.45%    $     3,912        1.87%
  Regular savings                         4,414     2.85            3,977      2.44           3,295        2.55
  Money market                            7,323     3.44            7,581      3.07           6,960        3.68
  Time deposits $100,000
    and over                              8,647     5.69            7,545      5.38           5,964        5.68
  Other time deposits                    24,854     5.61           22,513      5.32          18,966        5.61
                                    -----------               -----------               -----------
  Total interest-bearing accounts        49,050     4.73%          45,353      4.38%         39,097        4.64%
                                    -----------               -----------               -----------

  Total                             $    62,238               $    59,423               $    51,362
                                    ===========               ===========               ===========



                        Maturity of CDs $100,000 and Over

                       Under           Three to                                       Percent
                       Three            Twelve          Over One                      of Total
                       Months           Months           Year          Total          Deposits
                       ------           ------           ----          -----          --------
                                             (Dollars in thousands)
June 30, 2000         $     2,392    $     4,233        $     3,412   $   10,037         14.6%

December 31, 1999     $     1,774    $     2,888        $     3,224   $    7,886         13.3%



         Deposits at June 30, 2000 increased by $6.4 million, or 10.7%, from December 31, 1999. The primary areas of increase were in demand deposits and certificates of deposit. The increase in demand deposits is consistent with the composition of the customer base.

         Deposits at December 31, 1999 were $59.5 million, up $2.6 million from December 31, 1998, or 4.5%. The growth in deposits was led by certificates of deposit which increased to $32.2 million at December 31, 1999, up $3.4 million from year end 1998, or 11.7%.

Short-Term Borrowings

         For liquidity purposes, Community Bankshares also utilizes short term borrowing, principally securities sold under agreements to repurchase, and has a line of credit arrangement with the Federal Home Loan Bank of Atlanta.

         The growth in assets was 9.8% in 1999 over 1998. Community Bankshares is subject to various regulatory capital requirements imposed by the federal banking regulators. To be categorized as well capitalized, Community Bank must maintain a Tier 1 capital-to-average assets (leverage) ratio of not less than 5.0%. At June 30, 2000, Community Bankshares' leverage ratio was 12.2% compared to 12.9% at December 31, 1999 and 14.0% at December 31, 1998. The decline in the leverage ratio is directly related to the increase in total average assets to $68.9 million at June 30, 2000, from $62.7 million at December 31, 1999 and $54.0 million at December 31, 1998.

         Federal regulators have adopted additional capital requirements based on capital-to-assets after certain risk factors are taken into consideration. At June 30, 2000, a minimum ratio of qualifying total capital-to-risk weighted assets of 10% and a minimum ratio of Tier 1 capital to risk-weighted assets of 6% was required for Community Bank to be categorized as well capitalized. At June 30, 2000, Community Bankshares' ratio of qualifying total capital, including the allowable portion of the allowance for loan and lease losses to total risk weighted assets was 19.2%, compared to 19.4% and 20.5% at December 31, 1999 and 1998, respectively, all well in excess of the minimum requirements.

         The following table contains a two year summary, beginning with 1998, of the breakdown between Tier 1 capital, Tier 2 capital, risk-weighted assets, as well as the ratios discussed above.


                               Analysis of Capital

                                                           June 30,                  December 31,
                                                     ----------------    -----------------------------------
                                                            2000                1999                1998
                                                     ----------------    ---------------     ---------------
                                                                           (Dollars in thousands)
Consolidated:

  Total Tier 1 capital                                          9,342              9,082               8,468
                                                     ----------------    ---------------     ---------------

  Total risk-based capital                           $          9,750    $         9,474     $         8,816
                                                     ================    ===============     ===============

Capital Ratios:
  Tier 1 risk-based capital ratio                                18.4%              18.6%               19.7%
  Total risk-based capital ratio                                 19.2%              19.4%               20.5%
  Tier 1 capital to average adjusted total assets                12.2%              12.9%               14.0%


Community Bank of Maryland:

  Total Tier 1 capital                                          6,693              6,452               6,009
                                                     ----------------    ---------------     ---------------

  Total risk-based capital                           $          7,101    $         6,844     $         6,357
                                                     ================    ===============     ===============

Capital Ratios:
  Tier 1 risk-based capital ratio                                13.5%              13.5%               14.3%
  Total risk-based capital ratio                                 14.3%              14.4%               15.2%
  Tier 1 capital to average adjusted total assets                 8.7%               9.3%                9.4%


Impact of Inflation and Changing Prices

         The consolidated and interim financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which typically require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Virtually all of the assets and liabilities of Community Bankshares are monetary in nature. As a result, interest rates have a more significant impact on Community Bankshares' performance than the general level of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

                      BUSINESS OF F&M NATIONAL CORPORATION

History and Business

         F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired twenty banks, which expanded its market area and increased its market share in Virginia, Maryland and West Virginia. F&M has eight banking affiliates in Virginia, one bank affiliate in West Virginia and one bank affiliate in Maryland. F&M offers a full range of banking services principally to individuals and small and middle-market businesses in the Shenandoah Valley, Allegheny and Bath counties, northern, central and southern Virginia, the eastern panhandle of West Virginia and the counties of Montgomery and Prince George's in Maryland.

         F&M's subsidiary banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the subsidiary banks. F&M has consolidated the operations of the trust departments of its subsidiary banks in Virginia in F&M Trust Company. F&M offers insurance services through its subsidiaries, F&M-Shomo & Lineweaver and F&M-J.V. Arthur, and offers annuities and brokerage services through F&M Financial Services, Inc. F&M also operates F&M Mortgage Services, Inc., which engages in residential mortgage origination and servicing.

         F&M has maintained its community orientation by allowing its subsidiary banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its subsidiary banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each subsidiary bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each subsidiary bank to monitor operations and to serve as a liaison to F&M.

         At September 30, 2000, F&M had total consolidated assets of approximately $3.5 billion, total consolidated deposits through its banking subsidiaries of approximately $3.0 billion and consolidated shareholders' equity of approximately $327.2 million.

F&M's Acquisition Program

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since 1988, F&M has acquired approximately $1.6 billion in assets through 16 bank acquisitions.

         On July 5, 2000, F&M entered into an agreement for the acquisition of Atlantic Financial Corp, a bank holding company headquartered Newport News, Virginia. The acquisition of Atlantic Financial is subject to the approval of shareholders of Atlantic Financial Corp and the appropriate regulatory agencies and is expected to close in January 2001. The acquisition of Atlantic Financial is expected to be accounted for as a pooling of interests for financial reporting purposes and provides for a tax-free exchange of 0.753 shares of F&M common stock for each common share of Atlantic Financial. As of September 30, 2000, Atlantic Financial had total consolidated assets of approximately $390.4 million, total consolidated deposits thorough its banking subsidiaries of approximately $340.5 million, and consolidated shareholder's equity of $45.2 million. F&M has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission 3,229,486 shares of its common stock to be issued to Atlantic Financial shareholders in connection with that transaction. You may obtain a copy of the proxy statement/prospectus delivered to shareholders of Atlantic Financial from either F&M or the SEC. See "Where You Can Find More Information" on page 55.

         Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this proxy statement/prospectus, enter into agreements to acquire one or more financial institutions. There can be no assurance that F&M will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of F&M common stock.

         For additional information about F&M's business, see "Where You Can Find More Information" on page 55.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

         As a Virginia corporation, F&M is subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Community Bankshares is a Maryland corporation and is subject to the provisions of the MGCL. Your rights as a shareholder of Community Bankshares are governed by Community Bankshares' articles of incorporation and bylaws and by the MGCL. Upon consummation of the merger, you will become a shareholder of F&M, and as such your shareholder rights will then be governed by the articles of incorporation and bylaws of F&M and by the Virginia SCA.

         The following is a summary of the material differences in the rights of shareholders of Community Bankshares and F&M. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of F&M and Community Bankshares and to the provisions of the MGCL and the Virginia SCA.

Authorized Capital Stock

         F&M. F&M is authorized to issue 30,900,000 shares of common stock, par value $2.00 per share, of which 24,759,882 shares were issued and outstanding as of September 30, 2000, and 5,000,000 shares of serial preferred stock, without par value, of which no shares were issued and outstanding as of September 30, 2000. F&M's articles of incorporation authorize the F&M board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock were issued, the rights of holders of F&M common stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital Stock" on page 53 for additional information.

         Community Bankshares. Community Bankshares is authorized to issue 10,000,000 shares of common stock, par value $10.00 per share, of which 726,876 shares were issued and outstanding as of September 30, 2000 Community Bankshares does not have an authorized class of preferred stock.

Dividend Rights

         F&M. The holders of F&M common stock are entitled to share ratably in dividends when and as declared by the F&M board of directors out of legally available funds. One of the principal sources of income to F&M is dividends from its subsidiary banks. F&M's articles of incorporation permit the F&M board to issue preferred stock with terms set by the F&M board, which terms may include the right to receive dividends ahead of the holders of F&M common stock. No shares of preferred stock are presently outstanding.

         Community Bankshares. The holders of Community Bankshares common stock also are entitled to share ratably in dividends when and as declared by the Community Bankshares board of directors out of legally available funds.

         The MGCL prohibits a Maryland corporation from making any distributions to shareholders, including the payment of cash dividends, if either (a) the corporation would not be able to pay its indebtedness as it becomes due in the usual course of business or (b) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the articles permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

         The ability of the board of directors of Community Bankshares to declare a dividend to pay distributions to the holders of Community Bankshares common stock depends, however, upon the amount of dividends its bank and other subsidiaries pay to it. Community Bank, like F&M's bank subsidiaries, is subject to regulatory restrictions on the payment of dividends.

         For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends" on page 27.

Voting Rights

         The holders of both F&M and Community Bankshares common stock have one vote for each share held on any matter presented for consideration at a shareholder meeting. Neither the holders of F&M nor Community Bankshares common stock are entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

         F&M. All of F&M's directors are elected each year. Currently, the F&M board consists of 10 directors. There is no provision relating to the removal of directors in F&M's articles of incorporation. Accordingly, the removal of directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if the number of votes cast to remove him constitutes a majority of the outstanding shares of common stock.

         Community Bankshares. Currently, the Community Bankshares board consists of seven directors, all of whom are elected each year. Community Bankshares' articles of incorporation do not contain any provisions regarding removal of directors, which is therefore governed by the MGCL. The MGCL provides that directors may be removed, with or without cause, upon the affirmative vote of the holders of a majority of the votes entitled to be cast in the election of directors.

Anti-Takeover Provisions

         Certain provisions of the Virginia SCA and the MGCL, and of the articles of incorporation and bylaws of F&M, may discourage an attempt to acquire control of F&M or Community Bankshares, respectively, that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M or Community Bankshares board did not approve.

         Authorized Preferred Stock. The articles of incorporation of F&M authorize the issuance of preferred stock. The F&M board may, subject to applicable law and the rules of the NYSE, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of F&M by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Community Bankshares does not have an authorized class of preferred stock.

         Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include:

         o  amendments to a corporation's articles of incorporation,

         o  adoption of plans of merger or exchange,

         o sales of all or substantially all of a corporation's assets other than in the ordinary course of business and

         o  adoption of plans of dissolution.

The Virginia SCA provides that a corporation's articles may either increase the vote required to approve those actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The articles of incorporation of F&M provide that the actions set out above must be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction must be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         The provisions of the articles of incorporation of F&M and the Virginia SCA could tend to make the acquisition of F&M more difficult to accomplish without the cooperation or favorable recommendation of the F&M board.

         Under the MGCL, the affirmative vote of at least two-thirds of the votes entitled to be cast is required to approve:

         o  amendments to a corporation's articles of incorporation,

         o  adoption of plans of merger, consolidation or share exchange,

         o sales of all or substantially all of a corporation's assets other than in the ordinary course of business and

         o  adoption of plans of liquidation or dissolution.

         Shareholder Meetings. Shareholders of F&M may not request that a special meeting of shareholders be called, while shareholders owning 25% or more of the issued and outstanding shares of Community Bankshares may request that a special meeting of shareholders be called, upon payment of the reasonably estimated cost of preparing and mailing the notice of meeting.

         State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute. Maryland has two statutory anti-takeover provisions generally applicable to corporations, Section 3-602 of the MGCL, which relates to certain business combinations with interested shareholders (i.e., a person that acquires 10% or more of a corporation's voting stock), and its Control Share Acquisitions Statute.

         Virginia Anti-Takeover Statutes.

         Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

         o the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder,

         o the affiliated transaction has been approved by a majority of the disinterested directors, or

         o subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisition Statute. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

        o unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or

         o among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares before the acquiring person's acquisition thereof.

         If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value."

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but F&M has not done so.

         Maryland Anti-Takeover Statutes.

         Restrictions on Business Combinations with Interested Shareholders.
Section 3-602 of the MGCL imposes conditions and restrictions on certain "business combinations" (including, among other various transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation's board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and
(ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. Section 3-602 is currently applicable to a business combination involving Community Bankshares because it has more than 100 shareholders of record. As the merger of Community Bankshares into F&M is pursuant the merger agreement, which has been approved by the Community Bankshares board of directors, Section 3-602 does not limit the ability of Community Bankshares and F&M to complete the merger.

         Control Share Acquisitions. Under the MGCL's control share acquisition law, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 20%, 33-1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than 50% of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. As the merger of Community Bankshares into F&M is pursuant to the merger agreement, the control share acquisition law is not applicable to the merger.

Rights of Dissent and Appraisal

         Under the Virginia SCA, with respect to corporations such as F&M that have a class or series of shares either listed on a national securities exchange or the Nasdaq National Market or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of such shares by reason of a merger, share exchange or sale or exchange of property unless:

         o unlike the F&M articles, the articles of incorporation of the corporation issuing such shares provided otherwise;

         o in the case of a merger or share exchange, unlike the merger, the holders of such shares are required to accept anything other than
            (a) cash, (b) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (c) a combination of cash and such shares; or

         o the transaction is with a shareholder who owns more than 10 percent of a class of shares and has not been approved by a majority of the directors unaffiliated with such shareholder.

         Under the MGCL, a shareholder of a Maryland corporation has the right to demand and receive payment of the fair value of the shareholder's stock from the successor if:

         o  The corporation consolidates or merges with another corporation;

         o  The shareholder's stock is to be acquired in a share exchange;

         o The corporation transfers its assets other than in the ordinary course of business;

         o The corporation amends its articles of incorporation in a way which alters the contract rights, as expressly set forth in the articles, of any outstanding stock and substantially adversely affects the shareholder's rights, unless the right to do so is reserved by the articles of the corporation; or

         o The transaction is governed by or exempted from Section 3-602 of the MGCL.

Unless the business combination is one to which Section 3-602 applies (or is exempted from that statute) the right to obtain fair value does not apply if:

         o the stock held by the shareholder is listed on a national securities exchange, the Nasdaq National Market or designated for trading on the Nasdaq SmallCap market;

         o the stock held by the objecting shareholder is that of the successor unless the merger alters the contract rights of the stock as expressly set forth in the articles , and the articles do not reserve the right to do so; or the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

         o the stock is not entitled to be voted on the transaction or the shareholder did not own the shares of stock on the record date for determining shareholders entitled to vote on the transaction;

         o the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting shareholder; or

         o the stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

         A shareholder who has the right to object to a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the MGCL in order to maintain such right and obtain such payment. See "The Merger -- Dissenters' Rights" at page 24.

         Holders of Community Bankshares common stock have the right to receive the fair vale of their shares as objecting shareholders in connection with the merger.

Director and Officer Exculpation

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (1) $100,000 or (2) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         The articles of incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M is not be liable to F&M or its shareholders for monetary damages in excess of one dollar.

         The MGCL requires that a director of a Maryland corporation discharge duties as a director in good faith, in a manner reasonably believed to be in the best interest of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The MGCL provides that a person who performs his duties in accordance with the standard provided shall not have any liability for having been a director. Community Bankshares' articles do not contain a provision expanding or limiting the liability of directors and officers.

Indemnification

         The articles of incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. There is a similar provision in the articles of incorporation of Community Bankshares.

         Each of the F&M and Community Bankshares boards of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

                        DESCRIPTION OF F&M CAPITAL STOCK

         F&M is authorized to issue 30,900,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of serial preferred stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by its board of directors. On September 30, 2000, F&M had issued and outstanding 24,759,882 shares of F&M common stock held by 9,406 shareholders of record. All outstanding shares of F&M common stock are fully paid and nonassessable. No shares of preferred stock have been issued.

Common Stock

         Holders of shares of F&M common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) F&M would not be able to pay its debts as they become due in the usual course of business, or (b) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M common stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M common stock are subject to the rights of any preferred stock that may be issued and outstanding.

         Holders of F&M common stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M common stock have no conversion or redemption rights. The shares of F&M common stock presently outstanding are, and those shares of F&M common stock to be issued in connection with the merger will be when issued, fully paid and nonassessable.

Preferred Stock

         The board of directors of F&M is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The F&M board is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock.

         The F&M board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M common stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.

         The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the F&M board, might warrant the issuance of preferred stock.

                                  LEGAL MATTERS

         The validity of the shares of F&M common stock to be issued in connection with the merger passed upon for F&M by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan also will deliver an opinion to F&M and Community Bankshares concerning certain federal income tax consequences of the merger. See "The Merger -- Material Federal Income Tax Consequences" on page 23.

         Certain matters relating to the merger will be passed upon for Community Bankshares by Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland.

                                     EXPERTS

         The consolidated financial statements of F&M incorporated in this proxy statement/prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The audited financial statements of Community Bankshares for year ended December 31, 1999 which are included in this proxy statement/prospectus, have been included in reliance upon the report of Stegman & Company, independent certified public accountants, included in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing. In early September 1999, Stoy, Malone & Company, P.C., the independent certified public accountants which audited Community Bankshares' financial statements for the year ended December 31, 1998, was dismissed by the board of directors upon the recommendation of the audit committee. Stoy Malone's report on Community Bankshares' financial statements for the year ended December 31, 1998 did not contain an adverse opinion or disclaimer of opinion, and were not modified as to uncertainty, audit scope or accounting principles.

         During the year ended December 31, 1998 and through the date on which they were dismissed, there were no disagreements with Stoy Malone on any matter of accounting principles or practices, financial statement disclosure, audit scope or procedure which, if not resolved to its satisfaction, would have caused it to make reference to such disagreement in connection with its report. Stegman & Company was retained by Community Bankshares on September 15, 1999 to audit its financial statements for fiscal year 1999 as its certifying accountant. The appointment of Stegman & Company, was recommended by the audit committee of the board of directors and approved by the board of directors. There were no consultations between Community Bankshares and Stegman & Company regarding the application of accounting principles to any matter, or as to any type of opinion that might be issued on Community Bankshares' financial statements.

                                  OTHER MATTERS

         The Community Bankshares board does not intend to bring any matter before the special meeting other than as specifically set forth in the notice of special meeting of shareholders, nor does it know of any matter to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the Community Bankshares board of directors.

                       WHERE YOU CAN FIND MORE INFORMATION

         F&M files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that F&M files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Information on F&M is also available to the public through the SEC's website at "http://www.sec.gov." Reports, proxy statements and other information about F&M is also available to the public from commercial document retrieval services and also should be available for inspection at the offices of the New York Stock Exchange.

         F&M has filed a registration statement on Form S-4 to register with the SEC the shares of F&M common stock to be issued to you in the merger. This document is a part of the registration statement and constitutes a prospectus of F&M and a proxy statement of Community Bankshares for the special meeting. As allowed by SEC rules, this document does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

         The SEC allows F&M to "incorporate by reference" information into this proxy statement/prospectus, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

         This proxy statement/prospectus incorporates by reference the documents set forth below that F&M has previously filed with the SEC. These documents contain important business information about F&M.

F&M's SEC Filings (File No. 0-05929)              Period

Annual Report on Form 10-K....................    Year ended December 31, 1999

Quarterly Reports on Form 10-Q................    Quarters ended March 31 and
                                                  June 30, 2000

Current Reports on Form 8-K...................    Dated January 3, January 13,
                                                  July 12, and August 23, 2000

         F&M also incorporates by reference additional documents that it may file with the SEC between the date of this document and the date of the special meeting. These include periodic reports, such as annual reports, quarterly reports and current reports, as well as proxy statements.

         F&M has supplied all information contained or incorporated by reference in this document relating to F&M and Community Bankshares has supplied all such information relating to Community Bankshares.

         Documents incorporated by reference by F&M are available through the SEC or the SEC's website or from F&M without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. Shareholders of Community Bankshares may obtain documents incorporated by reference in this document by F&M by requesting them in writing or by telephone from F&M at the following address:

         F&M NATIONAL CORPORATION
         P. O. Box 2800
         9 Court Square
         Winchester, Virginia 22604
         Telephone:  (540) 665-4240
         Attention:  Secretary

         If you would like to request documents from F&M, please do so by December 6, 2000 in order to receive timely delivery of the documents before the special meeting.

         You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the special meeting. F&M and Community Bankshares have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November 9, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of F&M common stock in the merger creates any implication to the contrary.

                         Index to Financial Statements

                    Community Bankshares of Maryland, Inc.
                    --------------------------------------

                                                                                                                   Page
                                                                                                                   ----
Audited Consolidated Financial Statements:

Independent Auditors' Reports...................................................................................    F-2

Consolidated Statements of Condition as of December 31, 1999 and 1998...........................................    F-4

Consolidated Statements of Income for the Years Ended
         December 31, 1999 and 1998.............................................................................    F-5

Consolidated Statements of Changes in Stockholders' Equity for the
         for the Years Ended December 31, 1999 and 1998.........................................................    F-6

Consolidated Statements of Cash Flows for the Years Ended
         December 31, 1999 and 1998.............................................................................    F-7

Notes to Consolidated Financial Statements......................................................................    F-8


Unaudited Interim Consolidated Financial Statements:

Consolidated Statements of Condition as of June 30, 2000.......................................................    F-24

Consolidated Statements of Income for the Six Months Ended
         June 30, 2000 and 1999................................................................................    F-25

Consolidated Statements of Changes in Stockholders' Equity for the
         Six Months Ended June 30, 2000 and 1999...............................................................    F-26

Consolidated Statements of Cash Flows for the
         Six Months Ended June 30, 2000 and 1999...............................................................    F-27

Notes to Interim Consolidated Financial Statements.............................................................    F-28

                        [Stegman & Company Letterhead]

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Stockholders
Community Bankshares of Maryland, Inc.
Bowie, Maryland

     We have audited the accompanying consolidated statement of condition of Community Bankshares of Maryland, Inc. and Subsidiaries as of December 31, 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of December 31, 1998 were audited by other auditors whose report dated January 29, 1999 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankshares of Maryland, Inc. and Subsidiaries as of December 31, 1999, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                     [Signature of Stegman & Company]


Baltimore, Maryland
January 31, 2000

                   [Stoy Malone & Company, P.C. letterhead]

INDEPENDENT AUDITORS REPORT
---------------------------

To the Board of Directors and Stockholders of Community Bankshares of Maryland, Inc.


We have audited the accompanying consolidated statement of condition of Community Bankshares of Maryland, Inc., formerly Financial Institutions Holding Corporation, and Subsidiaries as of December 31, 1998, and the related consolidated statement of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of Community Bankshares of Maryland, Inc. and Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year than ended in conformity with generally accepted accounting principles.

STOY, MALONE & COMPANY, P.C.


Bethesda, Maryland
January 29, 1999

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CONDITION
                          DECEMBER 31, 1999 AND 1998

                                    ASSETS

                                                                                    1999                  1998
                                                                             ----------------       ----------------
Cash and due from banks                                                      $      2,852,044       $      3,106,313
Federal funds sold                                                                  2,012,664              4,462,957
                                                                             ----------------       ----------------
   Cash and cash equivalents                                                        4,864,708              7,569,270
Investment securities available for sale                                           12,172,806              9,108,392
Investment securities held to maturity                                             13,226,671             12,094,563
Loans, net                                                                         38,847,931             34,443,206
Premises and equipment, net                                                         3,889,336              3,466,628
Accrued interest receivable                                                           571,426                447,741
                                                                                      621,137                441,330
                                                                             ----------------       ----------------

     TOTAL ASSETS                                                            $     74,194,015       $     67,571,129
                                                                             ================       ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

   Deposits:                                                                 $     13,239,919       $     15,142,590
     Demand                                                                         3,543,261              3,183,190
     NOW accounts                                                                  10,527,942              9,815,846
     Savings                                                                        7,885,866              7,892,114
     Time, $100,000 and over                                                       24,289,396             20,901,287
                                                                             ----------------
     Other time                                                                    59,486,384             56,935,027
         Total deposits                                                             5,487,847              1,861,360
   Short-term borrowings                                                              414,762                322,724
                                                                             ----------------       ----------------
   Accrued expenses and other liabilites

     Total liabilities                                                       $     65,388,993       $     59,119,111
                                                                             ================       ================


STOCKHOLDERS' EQUITY:
   Common stock, $10 par value, 10,000,000 shares authorized;
   shares issued, 1999 - 725,676 and 1998 - 714,026                                  7,256,760             7,140,260
   Additional paid-in capital                                                          439,010               389,180
   Retained earnings                                                                 1,385,663               938,853
   Accumulated other comprehensive income                                            (276,411)              (16,275)
                                                                             ----------------       ----------------

     Total stockholders' equity                                                      8,805,022             8,452,018
                                                                             ----------------       ----------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $     74,194,015      $     67,571,129
                                                                              ================      ================

See accompanying notes.

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                           1999                 1998
                                                                                        ----------          -----------
Interest income:
   Interest and fees on loans                                                           $3,300,607           $3,177,172
   Interest on investment securities:
     Taxable                                                                               986,240              707,877
     Exempt from federal taxes                                                             278,547              212,737
   Interest on federal funds sold                                                          175,872              210,606
                                                                                        ----------          -----------
         Total interest income                                                           4,741,266            4,308,392
                                                                                        ----------          -----------
Interest expense:
   Interest on deposits                                                                  2,007,436            1,816,285
   Interest on short-term borrowings                                                        75,056               65,865
                                                                                        ----------          -----------
         Total interest expense                                                          2,082,492            1,882,150
                                                                                        ----------          -----------

Net interest income                                                                      2,658,774            2,426,242
Provision for loan losses                                                                  136,131              113,446
                                                                                        ----------          -----------
Net interest income after provision for loan losses                                      2,522,643            2,312,796
                                                                                        ----------          -----------
Noninterest income:
   Service charges on deposit accounts                                                     419,364              338,809
   Rental income                                                                           350,065              339,864
   Gain on sales of investment securities                                                   -                    44,493
   Other                                                                                   107,583              160,126
                                                                                        ----------          -----------
         Total noninterest income                                                          877,012              883,292
                                                                                        ----------          -----------

Noninterest expenses:
   Salaries and employee benefits                                                        1,155,064            1,002,472
   Occupancy expense                                                                       283,254              277,913
   Furniture and equipment expenses                                                        204,071              165,054
   Rental expenses                                                                         169,728              204,897
   Other operating expenses                                                                697,798              766,496
                                                                                        ----------          -----------
         Total noninterest expenses                                                      2,509,915            2,416,832
                                                                                        ----------          -----------

Income before income taxes                                                                 889,740              779,256
Income taxes                                                                               226,775              234,573
                                                                                        ----------          -----------

NET INCOME                                                                              $  662,965          $   544,683
                                                                                        ==========          ===========
Earnings per share:
   Basic                                                                                $      .92          $       .83
                                                                                        ==========          ===========

   Diluted                                                                              $      .92          $       .83
                                                                                        ==========          ===========

See accompanying notes.

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                                    Accumulated
                                                              Additional                               Other           Total
                                             Common            Paid-in          Retained           Comprehensive    Stockholders'
                                             Stock             Capital          Earnings               Income          Equity
                                        ---------------    ---------------   ---------------     ---------------   ----------------
Balances, January 1, 1998               $      6,540,410   $             -   $       564,584     $          (802)  $      7,104,192
Comprehensive income:
  Net income                                           -                 -           544,683                   -            544,683
Other comprehensive income
  (loss), net of tax:
   Unrealized loss on securities
  available for sale, net of
  reclassification adjustment
  of $(28,920)                                         -                 -                 -             (15,473)           (15,473)
                                                                                                                   ----------------
Total comprehensive income                                                                                                  529,210

Issuance of 750 shares of
  common stock                                     7,500             5,625                 -                   -             13,125
Stock options exercised for
  1,200 shares                                    12,000             5,148                 -                   -             17,148
Subscribed for but not issued,
  58,035 shares of common
  stock in public offering, net                  580,350           378,407                 -                   -            958,757

Cash dividends, $.26 per share                         -                 -          (170,414)                  -           (170,414)
                                        ----------------   ---------------   ---------------     ---------------   ----------------
Balances, December 31, 1998                    7,140,260           389,180           938,853             (16,275)         8,452,018

Comprehensive income:
  Net income                                           -                 -           662,965                   -            662,965
  Other comprehensive income
  (loss), net of tax:
  Unrealized loss on securities
  availabe for sale                                    -                 -                 -            (260,136)          (260,136)
                                                                                                                   ----------------
Total comprehensive income                                                                                                  402,829
                                                                                                                   ----------------
Stock options exercised                          116,500            49,830                                                  166,330
Cash dividends, $.30 per share                         -                 -          (216,155)                  -           (216,155)
                                        ----------------   ---------------   ---------------     ---------------   ----------------

                                        ----------------   ---------------   ---------------     ---------------   ----------------
Balances, June 30, 2000                 $      7,256,760   $       439,010   $     1,385,663     $      (276,411)  $      8,805,022
                                        ================   ===============   ===============     ===============   ================

See accompanying notes.

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             1999            1998
                                                                         ------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                              $   662,965   $    544,683
  Adjustments to reconcile net income to net cash
  provided by operating activities:
  Gain on sales of investment securities available-for-sale                        -        (44,493)
  Gain on sales of premises and equipment                                    (22,417)             -
  Premium amortization, net of discount accretion                             41,867         28,339
  Provision for loan losses                                                  136,131        113,446
  Depreciation and amortization on premises and equipment                    289,254        262,649
  Amortization of deferred leasing commissions                                21,827         21,847
  Deferred income taxes                                                       24,850         (5,461)
  Increase in accrued interest receivable                                   (123,685)       (60,242)
  Increase in other assets                                                   (92,585)       (73,385)
  Increase (decrease) in accrued expenses and other liabilities               91,768        (22,798)
                                                                         -----------   ------------

     Net cash provided by operating activities                             1,029,975        764,585
                                                                         -----------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of investment securities held-to-maturity                      (3,479,055)    (5,692,681)
 Proceeds from maturities of investment securities held-to-maturity        2,619,802      3,450,000
 Principal collected on investment securities held-to-maturity                67,886        102,658
 Purchases of investment securities available-for-sale                    (3,840,788)   (11,155,498)
 Proceeds from maturities of investment securities available-for-sale              -      1,800,000
 Proceeds from sales of investment securities available-for-sale                   -      3,320,559
 Proceeds from sales of premises and equipment                                54,856              -
 Net increase in loans                                                    (4,540,856)    (2,889,194)
 Purchases of premises and equipment                                        (744,401)      (310,764)
                                                                         -----------   ------------

     Net cash used in investing activities                                (9,862,556)   (11,374,920)
                                                                         -----------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in deposits                                                  2,551,357     12,489,186
 Net increase in short-term borrowings                                     3,626,487        656,855
 Issuance of common stock                                                    166,330         30,273
 Common stock subscribed for, net                                                  -        929,007
 Cash dividends paid                                                        (216,155)      (170,414)
                                                                         -----------   ------------

     Net cash provided by financing activities                             6,128,019     13,934,907
                                                                         -----------   ------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                          (2,704,562)     3,324,572

CASH AND CASH EQUIVALENTS:
 Beginning of year                                                         7,569,270      4,244,698
                                                                         -----------   ------------
 End of year                                                             $ 4,864,708   $  7,569,270
                                                                         ===========   ============

Supplementary cash flow information:
 Cash paid during the year for:
  Taxes                                                                  $   228,361   $    344,494
                                                                         ===========   ============
  Interest                                                               $ 2,057,810   $  1,824,132
                                                                         ===========   ============

See accompanying notes.

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



1. SIGNIFICANT ACCOUNTING POLICIES

      A summary of significant accounting policies of Community Bankshares of Maryland, Inc. and Subsidiaries (the "Company") is as follows:

      Basis of Accounting
      -------------------

         The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry.

      Principles of Consolidation
      ---------------------------

         The accompanying consolidated financial statements include the accounts of Community Bankshares of Maryland, Inc. (the "Parent"), its wholly-owned subsidiary, Community Bank of Maryland (the "Bank"), Community Bank of Maryland Investment Services, Inc. (the "Investment Company") and Community Bankshares of Maryland, Inc.-Community Bank of Maryland Partnership (the "Partnership"). On May 12, 1998, the stockholders approved a change in the Parent's name to Community Bankshares of Maryland, Inc. from Financial Institutions Holding Corporation. In connection with this name change, the name of the Partnership was changed to Community Bankshares of Maryland, Inc.-Community Bank of Maryland Partnership, from FIHC-Bank of Bowie Partnership. On October 14, 1997, the Board of Directors amended the articles of incorporation to change the name of the Bank to Community Bank of Maryland from Bank of Bowie. All significant intercompany transactions and balances have been eliminated.

      Nature of Operations
      --------------------

         The Parent was organized under the laws of the State of Maryland to serve as a bank holding company. The Bank operates as a commercial bank in Maryland and its primary deposit base and principal real estate lending markets include Prince George's and Anne Arundel Counties.

         The Partnership is engaged in real estate activities, which has included the ownership of the headquarters building for the Bank. The Partnership's primary tenant, other than the Bank, is an insurance company.

         The Investment Company is engaged in the business of providing investment products and services to the public.

      Use of Estimates
      ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. Service industries and federal, state and local governments employ a significant portion of the Maryland labor force. Adverse changes in economic conditions could have a direct impact on the collectibility of the Company's loan portfolio. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term.

      Cash and Cash Equivalents
      -------------------------

         For financial reporting purposes, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold.

      Investment Securities
      ---------------------

         Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity and are stated at amortized cost. Available-for-sale securities represent those securities not classified as held-to-maturity or trading and are stated at estimated fair value. Unrealized holding gains and losses, net of the related deferred tax effect, are reported as a net amount in accumulated other comprehensive income, a separate component of stockholder's equity.

         Premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities which approximates the interest method. Realized gains and losses are included in income and are determined by the specific identification method.

      Loans
      -----

         Loans are stated at the amount of unpaid principal reduced by unearned fees and the allowance for loan losses. Interest is accrued daily on the outstanding balances. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Interest income on impaired loans is recognized on the cash basis.

         The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb loan losses inherent in the portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

         Loan origination fees and certain direct origination costs are deferred and amortized as a yield adjustment over the lives of the related loans using a method that approximates the interest method.

      Premises and Equipment
      ----------------------

         Premises and equipment is stated at cost less accumulated depreciation and amortization. Building and improvements and furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

      Deferred Leasing Commissions
      ----------------------------

         Deferred leasing commissions are being amortized on the straight-line method over the terms of the related leases.

      Advertising
      -----------

         Advertising expenses are expensed as incurred. These expenses amounted to $42,773 and $43,232 for the years ended December 31, 1999 and 1998, respectively, and are included in other operating expenses in the consolidated statements of income.

      Income Taxes
      ------------

         The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

      Earnings Per Share
      ------------------

         Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed as net income divided by the weighted average number of outstanding common shares used to derive basic earnings per share, plus the dilutive effect of common stock equivalents relating to outstanding stock options, as determined under the treasury stock method.

      Off-Balance-Sheet Financial Instruments
      ---------------------------------------

         In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

      New Accounting Pronouncement
      ----------------------------

         Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, requires derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

         The Company plans to adopt the provisions of this statement, as amended, for its annual reporting beginning January 1, 2001, the statement's effective date. The impact of adopting the provisions of this statement on the Company's financial position, results of operations and cash flows subsequent to the effective date is not currently estimable and will depend on the financial position of the Company and the nature and purpose of any derivative instruments in use at that time.

2.    INVESTMENT SECURITIES


      A summary of investment securities is as follows:


                                                    Gross       Gross      Estimated
                                      Amortized   Unrealized  Unrealized     Fair       Carrying
                                        Cost        Gains       Losses       Value        Value
                                     -----------  ----------  ----------  -----------  -----------
December 31, 1999
-----------------

Available-for-sale:
 Debt securities:
  U.S. Government agencies
  and corporations                   $ 9,248,387    $      -    $350,512  $ 8,897,875  $ 8,897,875
  State and political subdivisions     3,090,723                  68,292    3,022,431    3,022,431
                                     -----------    --------    --------  -----------  -----------
                                      12,339,110           -     418,804   11,920,306   11,920,306
Federal Home Loan Bank of
  Atlanta stock and other
  equity securities                      252,500           -           -      252,500      252,500
                                     -----------    --------    --------  -----------  -----------
                                      12,591,610           -     418,804   12,172,806   12,172,806
                                     -----------    --------    --------  -----------  -----------
Held-to-maturity:
  Debt securities:
  U.S. Treasury securities             2,285,422       3,566      20,906    2,268,082    2,285,422
  U.S. Government agencies
  and corporations                     6,496,095           -     148,267    6,347,828    6,496,095
  Mortgage-backed securities             136,599           -       3,710      132,889      136,599
  State and political subdivisions     4,308,555         190      77,019    4,231,726    4,308,555
                                     -----------    --------    --------  -----------  -----------
                                      13,226,671       3,756     249,902   12,980,525   13,226,671
                                     -----------    --------    --------  -----------  -----------
                                     $25,818,281    $  3,756    $668,706  $25,153,331  $25,399,477
  Total                              ===========    ========    ========  ===========  ===========

December 31, 1998
-----------------

Available-for-sale:
  Debt securities:
  U.S. Government agencies
  and corporations                   $ 5,414,193    $  1,729    $ 56,681  $ 5,359,241  $ 5,359,241
  State and political subdivisions     3,525,738      31,953       2,040    3,555,651    3,555,651
                                     -----------    --------    --------  -----------  -----------
                                       8,939,931      33,682      58,721    8,914,892    8,914,892

  Federal Home Loan Bank of
  Atlanta stock and other
  equity securities                      193,500           -           -      193,500      193,500
                                     -----------    --------    --------  -----------  -----------
                                       9,133,431      33,682      58,721    9,108,392    9,108,392
                                     -----------    --------    --------  -----------  -----------
Held-to-maturity:
Debt securities:
  U.S. Treasury securities             2,901,157      79,265           -    2,980,422    2,901,157
  U.S. Government agencies
  and corporations                     4,815,696      47,131       5,201    4,857,626    4,815,696
  Mortgage-backed securities             216,969          80           -      217,049      216,969
  State and political subdivisions     4,160,740      44,813           -    4,205,553    4,160,740
                                     -----------    --------    --------  -----------  -----------
                                      12,094,562     171,289       5,201   12,260,650   12,094,562
                                     -----------    --------    --------  -----------  -----------

Total                                $21,227,993    $204,971    $ 63,922  $21,369,042  $21,202,954
                                     ===========    ========    ========  ===========  ===========

      The amortized cost and aggregate fair value of debt securities at December 31, 1999 by contractual maturity, are shown below. Maturities may differ from contractual maturities because the underlying securities may be called or repaid without any penalties.

                                 Available-for-Sale         Held-to-Maturity
                              ------------------------  ------------------------
                                            Estimated                 Estimated
                               Amortized      Fair       Amortized      Fair
                                 Cost         Value        Cost         Value
                              -----------  -----------  -----------  -----------

Due in one year or less       $ 1,144,615  $ 1,107,432  $ 2,188,017  $ 2,186,122
Due from one to five years      8,441,162    8,140,048    5,631,596    5,550,552
Due from five to ten years      2,253,333    2,182,148    5,270,459    5,110,962
Due over ten years                500,000      490,678         -            -
Mortgage-backed securities           -            -         136,599      132,889
                              -----------  -----------  -----------  -----------

   Total                      $12,339,110  $11,920,306  $13,226,671  $12,980,525
                              ===========  ===========  ===========  ===========

      There were no sales of investment securities for the year ended December 31, 1999. Gross realized gains on available-for-sale investment securities were $44,493 for the year ended December 31, 1998.

      The change in unrealized holding loss during the years ended December 31, 1999 and 1998 consisted of the following:

                                                             1999         1998
                                                          ----------    ---------
   Balance, beginning of year                             $ (16,275)    $   (802)
   Unrealized loss on available-for-sale securities        (393,765)     (23,806)
   Related deferred taxes                                   133,629        8,333
                                                          ---------     ---------

   Balance, end of year                                   $(276,411)    $(16,275)
                                                          =========     =========

      Investment securities with a carrying value of approximately $10,224,775 and $5,633,000 were pledged to secure securities sold under repurchase agreements, short-term borrowings and public deposits as required or permitted by law at December 31, 1999 and 1998, respectively.

3.    LOANS


      The composition of net loans is as follows at December 31:

                                                                           1999         1998
                                                                        -----------  -----------
      Commercial                                                        $13,042,605  $10,357,148
      Real estate                                                        23,654,599   21,320,018
      Installment                                                         2,521,585    3,139,051
      Other consumer                                                        106,794       44,981
                                                                        -----------  -----------
                                                                         39,325,583   34,861,198
      Less:
       Unearned fees, net                                                    85,652       69,992
       Allowance for loan losses                                            392,000      348,000
                                                                        -----------  -----------

      Loans, net                                                        $38,847,931  $34,443,206
                                                                        ===========  ===========

      Loans with fixed interest rates totaled approximately $29,669,000 and $23,311,000 at December 31, 1999 and 1998, respectively, while variable rate loans amounted to approximately $9,657,000 and $11,550,000 at December 31, 1999 and 1998, respectively.

      The Company had nonaccrual loans of approximately $363,500 and $196,100 at December 31, 1999 and 1998, respectively. Nonaccrual loans had the effect of reducing interest income by approximately $18,500 and $17,000 for the years ended December 31, 1999 and 1998, respectively. There was no interest received on these loans for the years ended December 31, 1999 and 1998.

4.   ALLOWANCE FOR LOAN LOSSES


     Changes in the allowance for loan losses were as follows during the years ended December 31:

                                                                                   1999       1998
                                                                                 ---------  ---------

     Balance, beginning of year                                                  $348,000   $330,000
     Provision charged to expense                                                 136,131    113,446
                                                                                 --------   --------
                                                                                  484,131    443,446
     Losses charged to allowance                                                  (93,528)   (96,512)
     Recoveries of loans previously charged off                                     1,397      1,066
                                                                                 --------   --------

     Balance, end of year                                                        $392,000   $348,000
                                                                                 ========   ========

     Information with respect to impaired loans at December 31 is as follows:

                                                                                   1999       1998
                                                                                 --------   --------
     Impaired loans with a valuation allowance                                   $ 40,700   $ 11,400
     Impaired loans without a valuation allowance                                 322,800    184,700
                                                                                 --------   --------
         Total impaired loans                                                    $363,500   $196,100
                                                                                 ========   ========

     Allowance for loan losses related to impaired loans                         $  2,000   $ 11,400
     Allowance for loan losses related to
      other than impaired loans                                                   390,000    336,600
                                                                                 --------   --------

         Total allowance for loan losses                                         $392,000   $348,000
                                                                                 ========   ========

     Average impaired loans for the year                                         $224,178   $100,050
                                                                                 ========   ========

     Interest income on impaired loans
      recognized on the cash basis                                               $   -      $   -
                                                                                 ========   ========

     The Company recognizes interest income on impaired loans on a cash basis if the borrower demonstrates the ability to meet the contractual obligation and collateral is sufficient. If there is doubt regarding the borrower's ability to make payments or the collateral is not sufficient, payments received are accounted for as a reduction in principal.

5. PREMISES AND EQUIPMENT

     The major classes of premises and equipment and the total accumulated depreciation and amortization are as follows at December 31:

                                                                                 1999                1998
                                                                              ----------         -----------

     Land                                                                     $  648,640         $   648,640
     Building and improvements                                                 2,002,245           2,002,245
     Furniture and equipment                                                   1,647,094           1,107,059
     Leasehold improvements                                                      925,841             768,139
                                                                              ----------         -----------
                                                                               5,223,820           4,526,083
     Less accumulated depreciation and
      amortization                                                             1,334,484           1,059,455
                                                                              ----------         -----------

     Premises and equipment, net                                              $3,889,336         $ 3,466,628
                                                                              ==========         ===========


6. DEPOSITS

     The scheduled maturities of time deposits are as follows at December 31, 1999:

          Year ending December 31:
               2000                                     $20,201,926
               2001                                       9,769,204
               2002                                       1,158,248
               2003                                       1,045,884
               2004                                               -
                                                        -----------
               Total                                    $32,175,262
                                                        ===========

7. SHORT-TERM BORROWINGS

     Information relating to short-term borrowings is as follows for the years ended December 31:


                                                                       1999                     1998
                                                               ----------------------   ----------------------
                                                               Amount            Rate   Amount           Rate
                                                               ------            ----   -------          ----
     At year-end:
      Federal home Loan Bank advances                         $2,800,000         6.05%      -               -  %
      Repurchase agreements                                    2,687,847         3.71    1,861,360        3.86
                                                              ----------                 ---------
         Total                                                $5,487,847         4.16    1,861,360        3.86
                                                              ==========                 =========

     Average for the year:
      Federal Home Loan Bank advances                         $  306,849         6.08       -               -
      Repurchase agreements                                    1,946,472         3.86    1,691,043        4.27
     Maximum month-end balance:
      Federal Home Loan Bank advances                          2,800,000                    -
      Repurchase agreements                                    3,174,769                 2,187,749

     The Company pledges certain investments, based upon their market values, as collateral for the principal and accrued interest of its repurchase agreements.

     The Company has a line of credit arrangement with the Federal Home Loan Bank of Atlanta under which it may borrow up to $7.3 million at interest rates based upon current market conditions. The Company pledges certain U.S. Government agencies as collateral under this borrowing agreement.

8.  RENTAL INCOME

     The Company leases space in its building under various operating leases which expire in 2001. In addition to minimum rentals, the leases provide for annual increases as well as additional payments to cover lessee's proportionate share of increases in real estate taxes and operating expenses over a base year amount. The leases also contain renewal options.

     Future minimum rentals to be received under these leases are as follows as of December 31, 1999:

          Year ending December 31:
              2000                            $360,764
              2001                             277,672
                                              --------

                                              $638,436
                                              ========

     Rental income under these leases was $350,065 and $339,864 for the years ended December 31, 1999 and 1998, respectively.

9.  OPERATING LEASES

     The Company has operating leases for branch space. These leases are noncancelable and expire during 2000 - 2005. In addition to minimum rentals, these leases require annual rental increases as well as additional payments to cover the Company's proportionate share of real estate taxes and operating expenses. The leases also contain renewal options.

     Future minimum rental payments under these leases are as follows as of December 31, 1999:



        Year ending December 31:
                2000                    $148,219
                2001                     140,131
                2002                     140,131
                2003                      97,117
                2004                      68,856
                                        --------
                                        $594,454
                                        ========

     The following schedule indicates the composition of total rent expense for the years ended December 31:

                                                                           1999          1998
                                                                         ---------   ----------

     Minimum rentals                                                      $ 87,008    $ 94,562
     Contingent rentals                                                      7,175      10,303
                                                                          --------    --------
                                                                                        94,183
                                                                           104,865
     Less sublease rentals                                                    -         12,000
                                                                          --------     -------

     Total                                                                $ 94,183    $ 92,865
                                                                          ========    ========



10. INCOME TAXES

      The components of income tax expense for the years ended December 31, 1999 and 1998 were as follows:

                                                                             1999       1998
                                                                          --------    --------

      Current                                                             $201,925    $240,034
      Deferred                                                              24,850      (5,461)
                                                                          --------    --------

        Total                                                             $226,775    $234,573
                                                                          ========    ========

      Components of the Company's net deferred tax assets are as follows at December 31:


                                                                             1999         1998
                                                                         --------     --------
      Deferred tax assets:
       Unearned fees                                                      $   -       $  2,083
       Allowance for loan losses                                           133,280     134,398
       Accumulated depreciation and amortization                              -         16,477
       Unrealized loss on securities available for sale                    142,393       8,764
                                                                          --------    --------
          Total deferred tax assets                                        275,673     161,722
      Deferred tax liabilities:
       Accumulated depreciation and amortization                             5,172         -
                                                                          --------    --------

          Net deferred tax assets                                         $270,501    $161,722
                                                                          ========    ========

      The net deferred tax assets are included in other assets in the consolidated statements of condition.

      Income tax expense differs from that computed at the statutory Federal income tax rate as follows for the years ended December 31, 1999 and 1998:


                                                   1999               1998
                                           -------------------  -----------------
                                            Amount    Percent    Amount   Percent
                                           ---------  --------  -------   -------

   Income tax expense at statutory rate    $302,512      34.0%  $264,947     34.0%
   Tax exempt interest                      (81,318)     (9.1)   (60,812)    (7.8)
   State taxes, net of federal
    income tax benefit                        5,768        .6     19,750      2.5
   Other                                       (187)        -     10,688      1.4
                                           --------     -----   --------    -----

                                           $226,775      25.5%  $234,573     30.1%
                                           ========     =====   ========    =====

11.  RETIREMENT PLAN

       The Company has a defined contribution 401(k) retirement plan which covers employees that meet certain age and length of service requirements. Under this plan, the Company will annually contribute a discretionary amount as approved by the Board of Directors. For the years ended December 31, 1999 and 1998, the Company's contribution amounted to $17,511 and $24,200, respectively.

12.  EMPLOYEE INCENTIVE PLAN

       The Company has an incentive plan for all eligible employees which provides for a bonus based on a specified percentage of pretax income if certain operating guidelines are met. For the year ended December 31, 1999, this bonus totaled $61,885. No bonus was accrued for the year ended December 31, 1998.

13.  STOCK OPTION PLAN

       Effective February 1, 1997, the Company adopted the 1996 Non-Incentive Stock Plan (the "Plan"). Options may be granted to purchase up to an aggregate of 43,050 shares of the Company's common stock. Options may be granted to officers and key employees, and may not be granted at less than the fair market value of the Company's common stock. The term of each option granted pursuant to the Plan shall be five years from the effective date and vest immediately.

     The following is a summary of changes in shares under option for the years ended December 31:


                                          1999                                 1998
                              ------------------------------      ------------------------------
                               Number            Weighted          Number            Weighted
                                 of              Average             of              Average
                               Shares         Exercise Price       Shares         Exercise Price
                              --------        --------------       -------        --------------

Balance, beginning of year     41,850              $15.50          27,300             $14.29
Granted                             -                   -          15,750              17.50
Cancelled                      (1,450)              15.40               -                  -
Exercised                     (11,650)              14.29          (1,200)             14.29
                              -------                              ------

Balance, end of year           28,750              $15.99          41,850             $15.50
                              =======                              ======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1998. No options were granted during 1999.

               Dividend yield                                   2.0%
               Expected volatility                                -
               Risk-free interest rate                          5.0%
               Expected lives (in years)                        5

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. No compensation expense related to the plan was recorded during the year ended December 31, 1998. If the Company had elected to recognize compensation cost based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the year ended December 31, 1998:




      Net income:
       As reported $544,683
       Pro forma                            515,108
      Basic net income per share:
       As reported $ .83
       Pro forma                              .79
      Diluted net income per share:
       As reported $ .83
       Pro forma                              .78


       The pro forma amounts are not representative of the effects on reported net income for future years.

14.  EARNINGS PER SHARE

       The calculation of earnings per common share for the years ended December 31 was as follows:



                                                        1999      1998
                                                      --------  --------
     Basic:
       Net income available to common stockholders    $662,965  $544,683
                                                      --------  --------
       Average common shares outstanding               720,094   655,093

       Basic net income per share                       $ .92     $ .83
                                                        =====     =====

     Diluted:
       Net income available to common stockholders    $662,965  $544,683
                                                      --------  --------
       Average common shares outstanding               720,094   655,093
       Stock option adjustment                           3,523     4,787
                                                      --------  --------
       Average common shares outstanding - diluted     723,617   659,880

     Diluted net income per share                       $ .92     $ .83
                                                        =====     =====

15.  COMMITMENTS AND CONTINGENCIES

      Financial Instruments With Off-Balance-Sheet Risk
      -------------------------------------------------

       In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statement of condition.

       A summary of the Company's financial instruments whose contract amount represents credit risk as of December 31, 1999 and 1998 is as follows:


                                           1999         1998
                                        ----------   ----------
       Commitments to extend credit     $6,179,038   $2,005,690
       Standby letters of credit           305,995      235,745


       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments frequently expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customers creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include deposit accounts, accounts receivable, marketable securities, inventory, property and equipment, residential real estate and income-producing commercial properties.

          Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and generally expire within one year from issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

          Concentration of Credit Risk
          ----------------------------

               The Company has funds on deposit with other banks in excess of $100,000 which are not insured by the Federal Deposit Insurance Corporation.

16.  RELATED PARTY TRANSACTIONS

          The Company has had, and may be expected to have in the future, transactions in the ordinary course of business with stockholders, directors, officers and affiliated entities in which they are principal owners, all of which have been, in the opinion of management, on the same terms as those prevailing at the time for comparable transactions with others.

          Loans to related parties totaled approximately $3,308,000 and $3,198,000 at December 31, 1999 and 1998, respectively. Advances and repayments amounted to approximately $4,784,000 and $4,674,000, respectively, for the year ended December 31, 1999, and approximately $4,270,000 and $4,005,000, respectively, for the year ended December 31, 1998.

          Legal fees were paid to two law firms in which stockholders of the Company are partners. These fees totaled $48,580 and $48,961 for the years ended December 31, 1999 and 1998, respectively.

17.  STOCKHOLDERS' EQUITY

          Common Stock Offering
          ---------------------

               In the fourth quarter of 1998, the Company sold an additional 58,035 shares of its common stock through a public offering for $958,757, net of issuance costs. As of December 31, 1998, the Company had collected all of the subscriptions receivable except for $29,750. During January 1999, the subscriptions receivable were paid in full and 58,035 shares of common stock were issued.

          Dividend Restrictions
          ---------------------

               Banking regulations limit the amount of dividends that may be paid by the Bank without prior regulatory approval. Under these regulations, the Bank may declare dividends from retained earnings or, with prior regulatory approval, out of surplus in excess of 100% of the aggregate of the par value of its common stock. The Bank had retained earnings in the amount of $1,451,856 and $1,009,077 at December 31, 1999 and 1998, respectively, that were available for the payment of dividends to its parent without prior regulatory approval. Future dividend payments are dependent upon the receipt of cash dividends from the Bank.

18.  REGULATORY MATTERS

          The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

      The most recent notification from the Board of Governors of the Federal Reserve System categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

      The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                      To Be Well
                                                           For Capital              Capitalized Under
                                                                                    Prompt Corrective
                                           Actual                     Adequacy Purposes       Action
 Provisions                          ------------------              ------------------       ------
 ----------
                                Amount         Ratio     Amount       Ratio     Amount         Ratio
                              ----------      ------    -------       ------  ---------        -----
As of December 31, 1999:
 Total risk-based capital
 (to risk-weighted assets)    $6,844,000       14.35%   $3,816,160     8.00%   $4,770,000      10.00%
 Tier I capital (to risk-
 weighted assets)              6,452,000       13.53%    1,908,080     4.00%    2,862,120       6.00%
 Tier I capital (to
 average assets)               6,452,000        9.33%    2,766,892     4.00%    3,458,615       5.00%

As of December 31, 1998:
 Total risk-based capital
 (to risk-weighted assets)    $6,357,000       15.15%   $3,356,000     8.00%   $4,196,000      10.00%
 Tier I capital (to risk-
 weighted assets)              6,009,000       14.32%    1,678,000     4.00%    2,517,000       6.00%
 Tier I capital (to
 average assets)               6,009,000        9.35%    2,570,000     4.00%    3,212,000       5.00%

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

                      Consolidated Statements of Condition


                                                       June 30,
                                                         2000
                                                     -----------
                                                     (unaudited)
            Assets
------------------

Cash and due from banks                              $ 3,066,024
Federal funds sold                                     4,406,865
                                                     -----------
  Cash and cash equivalents                          $ 7,472,889
Investment securities                                 26,133,794
Loans, net                                            40,135,217
Premises and equipment, net                            3,788,831
Accrued interest receivable                              556,525
Other assets                                             764,883
                                                     -----------

       Total assets                                  $78,852,139
                                                     ===========

         Liabilities and Stockholders' Equity

Liabilities:
  Deposits
    Demand                                           $15,458,763
    Savings and NOW accounts                          13,842,377
    Time deposits                                     36,569,635
                                                     -----------
       Total deposits                                $65,870,775
Securities sold under repurchase agreements            3,497,063
Short-term borrowings
Accrued interest and other liabilities                   442,574
                                                     -----------
       Total liabilities                             $69,810,412
                                                     -----------

Stockholders' Equity:
  Common stock, $10 par value, 10,000,000
    shares authorized, 726,876 shares issued         $ 7,268,760
  Surplus                                                444,158
  Retained earnings                                    1,628,599
  Accumulated other comprehensive income,
    net unrealized holding loss, net of tax             (299,790)
                                                     -----------
       Total stockholders' equity                    $ 9,041,727
                                                     -----------

       Total liabilities and stockholders' equity    $78,852,139
                                                     ===========


See Note to Financial Statements.

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

                       Consolidated Statements of Income

                                                                Six Months Ended           Six Months Ended
                                                                     June 30,                  June 30,
                                                                       2000                     1999
                                                            ----------------------      ----------------------
                                                                                (unaudited)
Interest and fees on loans                                  $            1,841,369      $            1,602,797
Interest on investment securities                                          723,715                     577,861
Interest on federal funds sold                                             110,492                      87,598
                                                            ----------------------      ----------------------
       Total interest income                                $            2,675,576      $            2,268,256
                                                            ----------------------      ----------------------

Interest on deposits                                        $            1,228,065      $              948,539
Interest on securities sold under repurchase agreements                     69,414                      33,221
                                                            ----------------------      ----------------------
       Total interest expense                               $            1,297,479      $              981,760
                                                            ----------------------      ----------------------

Net interest income                                         $            1,378,097      $            1,286,496
Provision for loan losses                                                   23,500                      33,805
                                                            ----------------------      ----------------------
Net interest income after provision for loan losses         $            1,354,597      $            1,252,691
                                                            ----------------------      ----------------------

Service charges on deposit accounts                         $              255,430      $              175,809
Rental income                                                              178,958                     173,747
Other                                                                       58,304                      79,922
                                                            ----------------------      ----------------------
       Total other income                                   $              492,692      $              429,478
                                                            ----------------------      ----------------------

Salaries and employee benefits                              $              619,599      $              508,223
Occupancy expense                                                          173,376                     139,627
Furniture and equipment expenses                                           127,104                      85,623
Rental expenses                                                             84,672                      97,157
Other operating expenses                                                   339,925                     414,697
                                                            ----------------------      ----------------------
       Total other expenses                                 $            1,344,676      $            1,245,327
                                                            ----------------------      ----------------------

Income before income taxes                                  $              502,613      $              446,842
Income taxes                                                               143,377                     130,405
                                                            ----------------------      ----------------------

       Net income                                           $              359,236      $              316,437
                                                            ======================      ======================

See Note to Financial Statements.

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

          Consolidated Statements of Changes in Stockholders' Equity
             For The Six Month Period Ended June 30, 2000 and 1999

                                                                                                     Accumulated
                                                             Additional                                 Other             Total
                                            Common             Paid-in           Retained           Comprehensive     Stockholders'
                                             Stock             Capital           Earnings              Income             Equity
                                        ---------------    ---------------    ---------------    ---------------     -------------
Other comprehensive income
 (loss), net of tax:
 Unrealized loss on securities
 available for sale                                  --                 --                 --            (80,045)          (80,045)
                                                                                                                     -------------
    Total comprehensive
       income                                                                                                        $     236,392
Stock options exercised for
  6,490 shares                                   64,900             27,842                 --                 --            92,742
Cash dividends, $.14 per share                       --                 --           (100,872)                --          (100,872)
                                        ---------------    ---------------    ---------------    ---------------     -------------
Balances, June 30, 1999                 $     7,205,160    $       417,022    $     1,154,418    $       (96,320)    $   8,680,280
                                        ===============    ===============    ===============    ===============     =============
Balances.
  December 31, 1999                     $     7,256,760    $       439,010    $     1,385,663    $      (276,411)    $   8,805,022
Comprehensive income:
  Net income                                         --                 --            359,236                 --           359,236
  Other comprehensive
     Income (loss), net of
     tax:
     Unrealized loss on
     Securites available-for-sale                    --                 --                 --            (23,379)          (23,379)
                                                                                                                     -------------
       Total comprehensive income                                                                                    $     335,857
Stock options exercised for 1,200 shares         12,000              5,148                 --                 --            17,148
Cash dividends, $.16 per share                       --                 --           (116,300)                --          (116,300)
                                        ---------------    ---------------    ---------------   ----------------     -------------
Balances, June 30, 2000                 $     7,268,760    $       444,158    $     1,628,599    $      (299,790)    $   9,041,727
                                        ===============    ===============    ===============    ===============     =============

                     Consolidated Statements of Cash Flows
                For The Six-Months Ended June 30, 2000 and 1999

                                                                         2000                    1999
                                                                ------------------      -----------------
                                                                               (unaudited)
Cash Flows From Operating Activities:
  Net income                                                    $         359,236       $         316,437
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Premium amortization, net of discount accretion                      12,268                  21,903
      Provision for loan losses                                            23,500                  33,805
      Depreciation and amortization on premises and
         equipment                                                        119,635                  85,160
      (Increase) decrease  in accrued interest receivable                  14,901                 (73,110)
      Increase in other assets                                           (131,702)               (161,911)
      Increase in accrued expenses and other
        liabilities                                                        27,812                  12,867
                                                                ------------------      -----------------

        Net cash provided by operating activities               $         425,650       $         235,151
                                                                -----------------       -----------------

Cash Flows From Investing Activities:
  Purchases of securities held-to-maturity                      $      (1,889,416)      $      (1,300,000)
  Proceeds from maturities and calls of  securities
    held-to-maturity                                                    1,607,707               1,922,659
  Purchases of securities available-for-sale                             (500,299)             (1,753,729)
  Net increase in loans                                                (1,310,786)             (2,367,525)
  Purchases of premises and equipment                                     (19,130)               (415,609)
                                                                -----------------       -----------------

       Net cash (used in) investing activities                  $      (2,111,924)      $      (3,914,204)
                                                                -----------------       -----------------

Cash Flows From Financing Activities:
------------------------------------
  Net increase in deposits                                      $       6,384,391       $       4,031,849
  Net (decrease) in short-term borrowings                              (1,990,784)               (417,637)
  Issuance of common stock                                                 17,148                  92,742
  Cash dividends paid                                                    (116,300)               (100,872)
                                                                -----------------       -----------------

       Net cash provided by financing activities                $       4,294,455       $       3,606,082
                                                                -----------------       -----------------

       (Decrease) increase in cash and cash equivalents         $       2,608,181       $         (72,971)

Cash and Cash Equivalents:
  Beginning of year                                                     4,864,708               7,569,270
                                                                -----------------       -----------------

  End of year                                                   $       7,472,889       $       7,496,299
                                                                =================       =================

See Notes to Financial Statements.

            COMMUNITY BANKSHARES OF MARYLAND, INC. AND SUBSIDIARIES

              Notes to Interim Consolidated Financial Statements
                For The Six Months Ended June 30, 2000 and 1999

Note 1.    Significant Accounting Policies

A summary of significant accounting policies of Community Bankshares of Maryland, Inc. and Subsidiaries (the "Company") is as follows:

Basis of Accounting

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2000 and the results of operations and changes in cash flow for the six months ended June 30, 2000 and 1999. The statements should be read in conjunction with the Consolidated Notes to Financial Statements included in Community Bankshares Annual Report for the year ended December 31, 1999.

The results of operations for the six-month periods ended June 30, 2000 and 1999 are not necessarily indicative of the results expected for the full year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Community Bankshares of Maryland, Inc. (the "Parent"), its wholly-owned subsidiary, Community Bank of Maryland (the "Bank"), Community Bank of Maryland Investment Services, Inc. (the "Investment Company") and Community Bankshares of Maryland, Inc. - Community Bank of Maryland Partnership (the "Partnership"). On May 12, 1998, the stockholders approved a change in the Parent's name to Community Bankshares of Maryland, Inc. from Financial Institutions Holding Corporation. In connection with this name change, the name of the Partnership was changed to Community Bankshares of Maryland, Inc. - Community Bank of Maryland Partnership, from FIHC-Bank of Bowie Partnership. On October 14, 1997, the Board of Directors amended the articles of incorporation to change the name to the Bank of Community Bank of Maryland from Bank of Bowie. All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Parent was organized under the laws of the State of Maryland to serve as a bank holding company. The Bank operates as a commercial bank in Maryland and its primary deposit base and principal real estate lending markets include Prince George's and Anne Arundel Counties.

The Partnership is engaged in real estate activities, which has included the ownership of the headquarters building for the Bank. The Partnership's primary tenant, other than the Bank, is an insurance company.

The Investment Company is engaged in the business of providing investment products and services to the public.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. Service industries and federal, state and local governments employ a significant portion of the Maryland labor force. Adverse changes in economic conditions could have a direct impact on the collectibility of the Company's loan portfolio. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term.

Cash and Cash Equivalents

For financial reporting purposes, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold.

Investment Securities

Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity and are stated at amortized cost. Available-for-sale securities represent those securities not classified as held-to-maturity or trading and are stated at estimated fair value. Unrealized holding gains and losses, net of the related deferred tax effect, are reported as a net amount in accumulated other comprehensive income, a separate component of stockholders' equity.

Premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities which approximates the interest method. Realized gains and losses are included in income and are determined by the specific identification method.

Loans

Loans are stated at the amount of unpaid principal reduced by unearned fees and the allowance for loan losses. Interest is accrued daily on the outstanding balances. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that the collection of interest is doubtful. Interest income on impaired loans is recognized on the cash basis.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb loan losses inherent in the portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Loan origination fees and certain direct origination costs are deferred and amortized as a yield adjustment over the lives of the related loans using a method that approximates the interest method.

Premises and Equipment

Premises and equipment is stated at cost less accumulated depreciation and amortization. Building and improvements and furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Deferred Leasing Commissions

Deferred leasing commissions are being amortized on the straight-line method over the terms of the related leases.

Advertising

Advertising expenses are expensed as incurred. These expenses amounted to $19,284 and $25,019 for the periods ending June 30, 2000 and 1999, respectively, and are included in other operating expenses in the consolidated statements of income.

Income Taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed as net income divided by the weighted average number of outstanding common shares used to derive basic earnings per share, plus the dilutive effect of common stock equivalents relating to outstanding stock options, as determined under the treasury stock method.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

                                                                      Appendix I






                               =================

                      Agreement and Plan of Reorganization

                                      and

                                 Plan of Merger

                               =================

                               TABLE OF CONTENTS

                                                                                 Page
                                                                                 ----
ARTICLE 1.  THE MERGER AND RELATED MATTERS.....................................     1
  1.1       The Merger.........................................................     1
  1.2       Conversion of CBM Stock............................................     1
  1.3       The Bank Merger....................................................     2
  1.4       Board of Directors of F&M-Maryland.................................     2
  1.5       CBM Stock Options..................................................     3
  1.6       The Effective Time.................................................     3
  1.7       Articles of Incorporation and Bylaws...............................     3
  1.8       Dissenting Shares..................................................     4
  1.9       Definitions........................................................     4

ARTICLE 2.  REPRESENTATIONS AND WARRANTIES OF CBM..............................     5
  2.1       Organization, Standing and Power of CBM............................     5
  2.2       Organization, Standing and Power of the CBM Subsidiaries...........     5
  2.3       Authorized and Effective Agreements................................     5
  2.4       Capital Structure..................................................     6
  2.5       Rights.............................................................     6
  2.6       Financial Statements; Books and Records; Minute Books..............     7
  2.7       Absence of Material Changes and Events.............................     7
  2.8       Absence of Undisclosed Liabilities.................................     7
  2.9       Legal Proceedings; Compliance with Laws............................     7
  2.10      Tax Matters........................................................     8
  2.11      Property...........................................................     8
  2.12      Employee Benefit Plans.............................................     9
  2.13      Insurance..........................................................    10
  2.14      Loans; Allowance for Loan Losses...................................    10
  2.15      Environmental Matters..............................................    11
  2.16      Takeover Laws......................................................    12
  2.17      Brokers............................................................    12
  2.18      Tax Treatment; Accounting Treatment................................    13
  2.19      Statements True and Correct........................................    13

ARTICLE 3.  REPRESENTATIONS AND WARRANTIES OF F&M..............................    13
  3.1       Organization, Standing and Power...................................    13
  3.2       Organization, Standing and Power of F&M Subsidiaries...............    13
  3.3       Authorized and Effective Agreement.................................    14
  3.4       Capital Structure..................................................    14
  3.5       Financial Statements; Books and Records; Minute Books..............    14
  3.6       Absence of Material Changes or Events..............................    15
  3.7       Absence of Undisclosed Liabilities.................................    15

                                                                                 Page
                                                                                 ----
  3.8       Legal Proceedings; Compliance with Laws............................    15
  3.9       Tax Matters........................................................    16
  3.10      Employee Benefit Plans.............................................    16
  3.11      Insurance..........................................................    16
  3.12      Allowance for Loan Losses..........................................    17
  3.13      Environmental Matters..............................................    17
  3.14      Securities Reports.................................................    17
  3.15      Tax Treatment; Accounting Treatment................................    17
  3.16      Statements True and Correct........................................    17

ARTICLE 4.  COVENANTS AND AGREEMENTS...........................................    18
  4.1       Reasonable Best Efforts............................................    18
  4.2       Access to Information; Notice of Certain Matters, Confidentiality..    18
  4.3       Registration Statement; Shareholder Approval.......................    19
  4.4       Operation of the Business of CBM...................................    19
  4.5       Operation of the Business of F&M...................................    21
  4.6       Dividends..........................................................    21
  4.7       No Solicitation of Other Offers....................................    21
  4.8       Regulatory Filings.................................................    22
  4.9       Public Announcements...............................................    22
  4.10      Accounting Treatment...............................................    22
  4.11      Affiliate Agreements...............................................    22
  4.12      Benefit Plans......................................................    22
  4.13      NYSE Listing.......................................................    23
  4.14      Indemnification....................................................    23
  4.15      Stock Option Agreement.............................................    23

ARTICLE 5.  CONDITIONS TO THE MERGER...........................................    23
  5.1       General Conditions.................................................    23
  5.2       Conditions to Obligations of F&M...................................    24
  5.3       Conditions to Obligations of CBM...................................    25

ARTICLE 6.  TERMINATION........................................................    26
  6.1       Termination........................................................    26
  6.2       Effect of Termination..............................................    26
  6.3       Survival of Representations, Warranties and Covenants..............    27
  6.4       Fees and Expenses..................................................    27

ARTICLE 7.  GENERAL PROVISIONS.................................................    28
  7.1       Entire Agreement...................................................    28
  7.2       Binding Effect; No Third-Party Rights..............................    28

                                                                                 Page
                                                                                 ----
  7.3       Waiver and Amendment...............................................    28
  7.4       Governing Law......................................................    28
  7.5       Notices............................................................    28
  7.6       Counterparts.......................................................    29
  7.7       Severability.......................................................    29

                     AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of August 23, 2000, between F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), and COMMUNITY BANKSHARES OF MARYLAND, INC., a Maryland corporation ("CBM").

                                  WITNESSETH:

     WHEREAS, the respective Boards of Directors of F&M and CBM have approved the affiliation of their companies through the merger of CBM with and into F&M pursuant to and subject to the terms and conditions of this Agreement and the Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

     WHEREAS, the parties desire to provide for certain conditions, representations, warranties and agreements in connection with the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE 1
                        The Merger and Related Matters

     1.1  The Merger

     Subject to the terms and conditions of this Agreement, at the Effective Time, as defined in Section 1.6 hereof, CBM shall be merged with and into F&M pursuant to the Plan of Merger attached hereto as Exhibit A and made a part hereof (the "Merger"). The separate corporate existence of CBM shall thereupon cease, and F&M will be the surviving corporation in the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 3-114 of the Corporations and Associations Article, Maryland Code (the "MGCL") and
Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

     1.2  Conversion of CBM Stock

     (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $10.00 per share, of CBM ("CBM Common Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Section 1.8) shall cease to be outstanding and shall be converted into and exchanged for 0.75 shares of common stock, par value

$2.00 per share, of F&M ("F&M Common Stock") pursuant to the terms and conditions set forth in this Agreement and the Plan of Merger (the "Exchange Ratio").

     (b) F&M will issue cash in lieu of fractional shares to the holders of CBM Common Stock on the basis of the Average Closing Price of F&M Common Stock. As used herein, "Average Closing Price" shall mean the average of the closing price of F&M Common Stock as reported by the New York Stock Exchange (the "NYSE") Composite Transactions reporting system for each of the 10 consecutive NYSE trading days ending on the fifth trading day prior to the Effective Time.

     (c) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Time, appropriate and proportional adjustments will be made to the Exchange Ratio.

     1.3  The Bank Merger

     As promptly as practicable following the Effective Time of the Merger, F&M shall cause Community Bank of Maryland, a wholly-owned Maryland chartered banking subsidiary of CBM ("Community Bank"), to merge with and into F&M Bank-Allegiance, a wholly-owned Maryland chartered banking subsidiary of F&M ("F&M-Allegiance"), pursuant to the Bank Plan of Merger attached hereto as Exhibit B (the "Bank Merger"). The separate corporate existence of Community Bank shall thereupon cease, and F&M-Allegiance will be the surviving corporation in the Bank Merger and shall thereafter operate under a new name to be determined by F&M (referred to herein as "F&M-Maryland" from and after the consummation of the Bank Merger).

     1.4  Board of Directors of F&M-Maryland

     F&M shall take all such action as shall be necessary to cause up to eight current directors and advisory directors of CBM and Community Bank in office as of the date hereof designated by the Chairman and President of CBM and approved by F&M, including William V. Meyers, Chairman and Chief Executive Officer of CBM, and Thomas G. Moore, Chairman, President and Chief Executive Officer of Community Bank, to be elected or appointed as a director of F&M-Maryland at, or as promptly as practicable after, the effective time of the Bank Merger. Such appointment or election shall be subject to the qualification of each such individual as a director, and subject to the policy that no person may be appointed or elected (including reelection) to the Board of Directors of F&M-Maryland after having achieved the age of 70. Each of the directors of F&M-Allegiance in office immediately prior to the effective time of the Bank Merger will continue to serve as directors of F&M-Maryland. All current directors of CBM and Community Bank who are not elected or appointed to the Board of Directors of F&M-

Maryland, and all current advisory directors of Community Bank, will be offered a position on F&M-Maryland's Advisory Board.

     1.5  CBM Stock Options

     At and after the Effective Time, all employee stock options to purchase shares of CBM Common Stock (each, a "CBM Stock Option"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such CBM Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that at and after the Effective Time (i) each such CBM Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such CBM Stock Option shall be equal to the number of shares of CBM Common Stock that were purchasable under such CBM Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iii) the per share exercise price under each such CBM Stock Option shall be adjusted by dividing the per share exercise price of each such CBM Stock Option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each CBM Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock at or subsequent to the Effective Time. As soon as practicable after the Effective Time, F&M shall file a registration statement on Form S-8 (or other appropriate form) with respect to the shares of F&M Common Stock subject to such options and shall maintain the effectiveness of such registration statement (and the current status of the prospectus contained therein) for so long as such options remain outstanding.

     1.6  The Effective Time

     Subject to the conditions to the obligations of the parties to effect the Merger as set forth in Article 5, the parties shall cause the effective date of the Merger (the "Effective Time") to occur on January 10, 2001 or on such other date as the parties may agree in writing and after the satisfaction or waiver of all conditions to either party's obligation to effect the Merger; it being the intent of the parties that all regulatory approvals be obtained and all statutory and regulatory waiting periods have expired prior to the date on which the CBM shareholder meeting is held to consider and vote upon the approval of the Merger.

     1.7  Articles of Incorporation and Bylaws

     The Articles of Incorporation and Bylaws of F&M immediately after the Merger shall be those of F&M as in effect immediately prior to the Effective Time.

     1.8  Dissenting Shares

     Shareholders of CBM shall have the right to demand and receive payment of the fair value of their shares of CBM Common Stock pursuant to the provisions of MGCL Section 3-201 et seq. (the "Dissenting Shares").
                   -- ---

     1.9  Definitions

     Any term defined in this Agreement and the Plan of Merger shall have the meaning ascribed to it for purposes of this Agreement. In addition:

     (a) The term "Knowledge" means the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O (12 C.F.R. 215).

     (b) The term "Material Adverse Effect" means, with respect to a party, any effect that (i) has or is reasonably likely to have a material and adverse effect upon the financial position, results of operations or business of the party and its subsidiaries, taken as a whole, or (ii) would materially impair the party's ability to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger; provided that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory requirements applicable to financial institutions, or (c) actions taken or omissions to act at the request of, or with the consent of, the other party in contemplation of the transactions contemplated by this Agreement..

     (c) The term "Previously Disclosed" shall mean information set forth in a schedule (a "Disclosure Schedule", which shall be arranged in sections corresponding to the sections of this Agreement) from one party to the other party delivered and dated not later than 5:00 p.m. on September 15, 2000, setting forth, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of such party's representations and warranties and covenants and agreements. Any matter included, whether aggregated or not, in the CBM Financial Statements or the F&M Financial Statements, as the case may be, shall be deemed to be Previously Disclosed.

                                   ARTICLE 2
                     Representations and Warranties of CBM

     CBM represents and warrants to F&M as follows:

     2.1  Organization, Standing and Power of CBM

     CBM is a Maryland corporation duly organized, validly existing and in good standing under the laws of Maryland. CBM has the corporate power and authority to carry on its business in Maryland as now conducted and to own and operate its assets, properties and business; and CBM has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement of even date herewith by and between CBM and F&M, a copy of which is attached hereto as Exhibit C (the "Option Agreement"), and to consummate the transactions contemplated hereby and thereby. CBM is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

     2.2  Organization, Standing and Power of the CBM Subsidiaries

     Community Bank is the only bank subsidiary of CBM (collectively with CBM, the "CBM Companies") and is a duly organized corporation, validly existing and in good standing under applicable laws. Community Bank has full corporate power and authority to carry on its business as now conducted and is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on CBM on a consolidated basis. Except as Previously Disclosed in its Disclosure Schedule, CBM does not own,
          --------------------
directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank or savings association, partnership or other organization, except for Community Bank. The outstanding shares of capital stock of Community Bank are validly issued and outstanding, fully paid and nonassessable and all such shares are directly owned by CBM free and clear of all liens, claims and encumbrances or preemptive rights of any person. All references to Community Bank shall also include (i) Community Bank of Maryland Investment Services, Inc., a wholly-owned subsidiary of Community Bank, and (ii) Community Bankshares of Maryland, Inc. - Community Bank of Maryland Partnership, a majority-owned subsidiary of Community Bank.

     2.3  Authorized and Effective Agreements

     (a) Subject to receipt of the approval of the shareholders of CBM of this Agreement and the Plan of Merger, this Agreement, the Plan of Merger and the Option Agreement and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of CBM on or prior to the date hereof. This

Agreement, the Plan of Merger and the Option Agreement are valid and legally binding obligations of CBM, enforceable against CBM in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

     (b) Neither the execution and delivery of this Agreement, the Plan of Merger and the Option Agreement, nor the consummation of the transactions contemplated herein or therein, nor compliance by CBM with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of CBM or the Articles of Incorporation or Bylaws of Community Bank; (ii) except as Previously Disclosed
                                                          --------------------
in its Disclosure Schedule, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of CBM pursuant to any (A) note, bond, mortgage, indenture, or (B) any material license, agreement or other instrument or obligation, to which CBM is a party or by which it or any of its properties or assets may be bound, or (iii) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to CBM.

     2.4  Capital Structure

     The authorized capital stock of CBM consists of 10,000,000 shares of common stock, par value $10.00 per share, of which 726,876 shares are issued and outstanding as of this date. All outstanding shares of CBM Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, there are options held by employees of CBM that represent rights to purchase a total of 28,025 shares of CBM Common Stock.

     2.5  Rights

     As of the date of this Agreement, there are not any shares of capital stock of CBM reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which CBM is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, "Rights"), except as contemplated by the Option Agreement and as Previously Disclosed in its
                                               --------------------
Disclosure Schedule (which shall include copies of the stock option plans and individual stock option agreements pursuant to which employees and directors of CBM may exercise stock options).

     2.6  Financial Statements; Books and Records; Minute Books

     The CBM Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of CBM as of the dates indicated and the consolidated results of operations, changes in stockholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the CBM Companies fairly reflect in all material respects the transactions to which they are a party or by which their properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the CBM Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The CBM Financial Statements shall mean
(i) the consolidated balance sheets of CBM as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1999, 1998 and 1997 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of CBM and related consolidated statements of income and stockholders' equity (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1999.

     2.7  Absence of Material Changes and Events

     Since June 30, 2000 and except as Previously Disclosed in its Disclosure
                                       --------------------
Schedule, there has not been any change in the financial condition or results of operations of CBM or the CBM Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

     2.8  Absence of Undisclosed Liabilities

     CBM has not incurred any liability (contingent or otherwise) that is material to CBM on a consolidated basis or that, when combined with all similar liabilities, would be material to CBM on a consolidated basis, except as Previously Disclosed in its Disclosure Schedule or as disclosed in the CBM
--------------------
Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent CBM Financial Statements.

     2.9  Legal Proceedings; Compliance with Laws

     Except as Previously Disclosed in its Disclosure Schedule, there are no
               --------------------
actions, suits or proceedings instituted or pending or, to the Knowledge of CBM, threatened against any of the CBM Companies or against any property, asset, interest or right of the CBM

Companies, or against any officer, director or employee of the CBM Companies that would, if determined adversely to CBM or any CBM Subsidiary, have a Material Adverse Effect on CBM on a consolidated basis. To the Knowledge of CBM, the CBM Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

     2.10  Tax Matters

     The CBM Companies have filed all federal, state and local tax returns and reports ("Tax Returns") required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes (as defined below) owed by the CBM Companies have been paid, are reflected as a liability in the CBM Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. Except as Previously
--------------------
Disclosed, no tax return or report of the CBM Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against the CBM Companies by any taxing authority. As used herein, "Taxes" mean all taxes, charges, fees, levies or other assessments, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

     2.11  Property

     Except as Previously Disclosed in its Disclosure Schedule or reserved
               --------------------
against in the CBM Financial Statements, the CBM Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the CBM Financial Statements as of June 30, 2000 or acquired after such date. To the Knowledge of CBM, all buildings, and all fixtures, equipment, and other property and assets that are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the Knowledge of CBM, the buildings, structures, and appurtenances owned, leased, or occupied by the CBM Companies are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

     2.12  Employee Benefit Plans

     (a)   CBM has Previously Disclosed in its Disclosure Schedule all employee
                   --------------------
benefit plans and programs, including without limitation: (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to current and former employees of CBM (collectively, the "CBM Benefit Plans").

     (b) None of the CBM Benefit Plans is a "multi-employer plan" as defined in section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     (c)   Except as Previously Disclosed in its Disclosure Schedule, all CBM
                     --------------------
Benefit Plans are in compliance in all material respects with applicable laws and regulations, and CBM has administered the CBM Benefit Plans in accordance with applicable laws and regulations in all material respects.

     (d) Each CBM Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter.

     (e) CBM has made available to F&M copies of all CBM Benefit Plans and, where applicable, summary plan descriptions, and annual reports required to be filed within the last three years pursuant to ERISA or the Code with respect to the CBM Benefit Plans.

     (f) To the Knowledge of CBM, CBM has not engaged in any prohibited transactions, as defined in Code section 4975 or ERISA section 406, with respect to any CBM Employee Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA.

     (g) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any CBM Benefit Plans.

     (h) No compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an "excess parachute payment" within the meaning of Code section 280G. Except as Previously Disclosed in its Disclosure Schedule, no CBM Benefit Plan contains
--------------------
any provision which
would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement.

     (i)   Except as Previously Disclosed in its Disclosure Schedule, CBM has
                     --------------------
not established and does not maintain a welfare plan, as defined in ERISA section 3(1), that provides benefits to an employee at the expense of CBM after a termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

     2.13  Insurance

     Each of the CBM Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of CBM, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 2000, none of the CBM Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, none of the CBM Companies has been refused any insurance coverage sought or applied for, and CBM has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the CBM Companies.

     2.14  Loans; Allowance for Loan Losses

     (a)   Except as Previously Disclosed in its Disclosure Schedule, to the
                     --------------------
Knowledge of CBM each loan reflected as an asset in the CBM Financial Statements
(i) is evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, (iii) is the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect, and (iv) in all material respects was made in accordance with CBM's standard loan policies.

     (b)   CBM has Previously Disclosed in its Disclosure Schedule the aggregate
                   --------------------
amounts as of a recent date of all loans, losses, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the CBM Companies that have been classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified" or words of similar import, and CBM shall promptly on a periodic basis inform F&M of any such classification arrived at any time after the date hereof.

     (c) The real property classified as other real estate owned ("OREO") included in non-performing assets is carried net of reserve at the lower of cost or market value based on independent appraisals.

     (d) The allowance for loan losses reflected on the statements of financial condition included in the CBM Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

     2.15  Environmental Matters

     (a)   Except as Previously Disclosed in its Disclosure Schedule and to the
                     --------------------
Knowledge of CBM, the CBM Companies are in substantial compliance with all Environmental Laws (as defined below). Neither CBM nor Community Bank has received any communication alleging that the CBM or Community Bank is not in such compliance and to the Knowledge of CBM there are no present circumstances that would prevent or interfere with the continuation of such compliance.

     (b) CBM and Community Bank have not received notice of pending, and is not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) CBM or Community Bank, (ii) any person or entity whose liability for any Environmental Claim CBM or Community Banks has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by CBM or Community Bank, or any real or personal property which CBM or Community Bank has been, or are, judged to have managed or to have supervised or to have participated in the management of, or
(iv) any real or personal property in which CBM or Community Bank hold a security interest securing a loan recorded on the books of CBM or Community Bank. Neither CBM nor Community Bank is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

     (c) With respect to all real and personal property owned or leased by CBM or Community Bank, or all real and personal property which CBM or Community Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, CBM will promptly provide F&M with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be Previously Disclosed in its
                                                     --------------------
Disclosure Schedule). The CBM Companies are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

     (d) To the Knowledge of CBM, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against CBM or Community Bank or against any person or entity whose liability for any Environmental Claim CBM or Community Bank has or may have retained or assumed either contractually or by operation of law.

     (e) For purposes of this Agreement, the following terms shall have the following meanings:

           (1) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

           (2) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

           (3) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

     2.16  Takeover Laws

     CBM has taken all action necessary to exempt this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby from the operation of the Maryland "business combination" statute at Sections 3-601 et
                                                                           --
seq. of the MGCL and the Maryland "control share" statute at Sections 3-701 et
---                                                                         --
seq. of the MGCL.
---

     2.17  Brokers

     Other than the financial advisory services performed for CBM by Scott & Stringfellow, Inc. (on terms disclosed to F&M), neither CBM nor any of its subsidiaries, nor any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement.

     2.18  Tax Treatment; Accounting Treatment

     As of the date hereof, CBM is aware of no reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code or may not be accounted for as "pooling of interests" under generally accepted accounting principles.

     2.19  Statements True and Correct

     When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the Securities and Exchange Commission (the "SEC") shall become effective, and at all times subsequent thereto up to and including the CBM shareholders' meeting called to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by CBM relating to CBM, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

                                   ARTICLE 3
                     Representations and Warranties of F&M

     F&M represents and warrants to CBM as follows:

     3.1   Organization, Standing and Power

     F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. F&M has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business; and F&M has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

     3.2   Organization, Standing and Power of F&M Subsidiaries

     Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary
(i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis. The outstanding shares of capital stock of each of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person.

     3.3  Authorized and Effective Agreement

     (a) This Agreement and the Plan of Merger and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of F&M. This Agreement and the Plan of Merger are valid and legally binding obligations of F&M, enforceable against it in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

     (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation that would have a Material Adverse Effect on F&M, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

     3.4  Capital Structure

     The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 30,900,000 shares of common stock, par value $2.00 per share, of which 24,854,026 shares were issued and outstanding on June 30, 2000. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. The shares of F&M Common Stock to be issued in exchange for shares of CBM Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, will not be issued in violation of the preemptive rights of any person, and will be duly registered under the applicable federal and state securities laws.

     3.5  Financial Statements; Books and Records; Minute Books

     The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the F&M Companies fairly reflect in all material respects the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the F&M Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The F&M Financial Statements shall mean
(i) the consolidated balance sheets of F&M as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1999, 1998 and 1997 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1999.

     3.6  Absence of Material Changes or Events

     Since June 30, 2000, there has not been any change in the financial condition or results of operations of F&M or the F&M Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

     3.7  Absence of Undisclosed Liabilities

     Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.

     3.8  Legal Proceedings; Compliance with Laws

     There are no actions, suits or proceedings instituted or pending or, to the Knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a Material Adverse Effect on F&M on a consolidated basis. To the Knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).

     3.9   Tax Matters

     The F&M Companies have filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by the F&M Companies have been paid, are reflected as a liability in the F&M Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. No tax return or report of the F&M Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against the F&M Companies by any taxing authority.

     3.10  Employee Benefit Plans

     (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.

     (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's `benefit liabilities,' as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

     3.11  Insurance

     Each of the F&M Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of F&M, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 2000, none of the F&M Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, none of the F&M Companies has been refused any insurance coverage sought or applied for, and F&M has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the F&M Companies.

     3.12  Allowance for Loan Losses

     The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

     3.13  Environmental Matters

     To the Knowledge of F&M, the F&M Companies are in substantial compliance with all Environmental Laws. None of the F&M Companies has received any communication alleging that F&M or any F&M Subsidiary is not in such compliance and, to the Knowledge of F&M, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

     3.14  Securities Reports

     F&M has filed with the SEC all required forms, reports and documents required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). F&M's Annual Report on Form 10-K for the year ended December 31, 1999, and all other reports, definitive proxy statements or documents filed or to be filed by it subsequent to December 31, 1999 under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed, with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     3.14  Tax Treatment; Accounting Treatment

     As of the date hereof, F&M is aware of no reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code or may not be accounted for as "pooling of interests" under generally accepted accounting principles.

     3.15  Statements True and Correct

     When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the CBM shareholders' meeting called to consider and vote on the approval of the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE 4
                           Covenants and Agreements

     4.1  Reasonable Best Efforts

     Subject to the terms and conditions of this Agreement, F&M and CBM agree to use their reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party hereto to that end.

     4.2  Access to Information; Notice of Certain Matters; Confidentiality

     (a) F&M and CBM each will keep the other advised of all material developments relevant to its business and to consummation of the transactions contemplated herein. F&M and CBM each may make or cause to be made such further investigation of the operational, financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Merger, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and CBM agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, such party hereto.

     (b) F&M and CBM shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     (c) Each party shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

     4.3  Registration Statement; Shareholder Approval

     (a) F&M and CBM agree to cooperate in the preparation of the Registration Statement to be filed by F&M with the SEC in connection with the issuance of F&M Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of F&M and CBM constituting a part thereof (the "Proxy Statement") and all related documents). F&M and CBM agree to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as reasonably practicable after filing thereof. F&M shall also take any action required to be taken under state securities or "Blue Sky" laws in connection with the issuance of F&M Common Stock pursuant to the Merger.

     (b) CBM shall submit this Agreement and the Plan of Merger to its shareholders at a special meeting to be held as promptly as practicable after the Registration Statement is declared effective for the purpose of approving the Merger. The Board of Directors of CBM shall recommend such approval, and CBM shall take all reasonable lawful action to solicit such approval by its shareholders; provided, however, that if the Board of Directors of CBM shall have reasonably determined in good faith (after consultation with its counsel) that such recommendation is reasonably likely to constitute a breach of its fiduciary duties to the shareholders of CBM, then the Board of Directors of CBM shall not be obligated to recommend the approval of this Agreement and Plan of Merger.

     4.4  Operation of the Business of CBM

     CBM agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by F&M, during the period from the date hereof to the Effective Time:

     (a) CBM will conduct its operations only in the ordinary and usual course of business consistent with past practice (subject, in any event, to the provisions of paragraph (c) below) and will use its best efforts to keep available the services of its officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

     (b) CBM shall not take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or CBM to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

     (c)  CBM will not:

          (1)  Other than pursuant to stock options Previously Disclosed in its
                                                    --------------------
     Disclosure Schedule and currently outstanding as of the date hereof: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, any stock appreciation rights or any Rights; (ii) enter into any agreement with respect to the foregoing; or (iii) permit any additional shares of capital stock to become subject to new grants of employee stock options, stock appreciation rights, or similar stock-based rights;

          (2) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice;

          (3) Enter into or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder;

          (4) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

          (5) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;

          (6)  Alter, amend or repeal its bylaws or articles of incorporation;

          (7) Take any other action which would make any representation or warranty in Article 2 hereof untrue; or

          (8)  Agree or commit to do anything prohibited by this Section 4.4.

     Notwithstanding anything to the contrary contained in this Section 4.4, until the Effective Time, the CBM Companies shall be permitted to pay directors fees consistent with past practice, and shall be entitled to pay employee bonuses consistent with past practice.

     4.5  Operation of the Business of F&M

     F&M agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by CBM, during the period from the date hereof to the Effective Time:

     (a) F&M will and will cause each of the F&M Subsidiaries to conduct their respective operations only in the ordinary and usual course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

     (b) F&M shall not, and shall not permit any of the F&M Subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or CBM to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

     4.6  Dividends

     F&M agrees that prior to the Effective Time CBM may declare and pay its regular quarterly cash dividends, each in an amount not to exceed $0.08 per share.

     4.7  No Solicitation of Other Offers

     Without the prior written consent of F&M, CBM shall not, and shall cause its officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, an Acquisition Transaction (as hereinafter defined); provided, however, that nothing contained in this Section 4.7 shall prohibit the Board of Directors of CBM from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding an Acquisition Transaction if, and only to the extent that (i) the Board of Directors of CBM concludes in good faith, after consultation with and based upon the written advice of outside counsel, that the failure to furnish such information or enter into such discussions or negotiations would likely constitute a breach of its fiduciary duties to shareholders under applicable law, (ii) prior to taking such action,

CBM receives from such person or entity an executed confidentiality agreement, and (iii) the Board of Directors of CBM concludes in good faith that the proposal regarding the Acquisition Transaction contains an offer of consideration that is superior to the consideration set forth herein. CBM shall immediately notify F&M orally and in writing of its receipt of any such proposal or inquiry, of the material terms and conditions thereof, and of the identity of the person making such proposal or inquiry. For purposes of this Agreement, "Acquisition Transaction" means any merger (other than as contemplated by this Agreement), consolidation, share exchange, joint venture, business combination or similar transaction involving CBM or any purchase of all or any material portion of the assets of CBM.

     4.8   Regulatory Filings

     F&M and CBM shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Merger. F&M shall use its best efforts to obtain prompt approval of each required application.

     4.9   Public Announcements

     Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

     4.10  Accounting Treatment

     F&M and CBM shall each use their best efforts to ensure that the Merger qualifies for pooling-of-interests accounting treatment.

     4.11  Affiliate Agreements

     CBM has identified to F&M all persons who were, as of the date hereof, directors, directors emeritus or executive officers of CBM (the "Affiliates"). CBM has delivered a written letter agreement in the form of Exhibit D hereto from each Affiliate.

     4.12  Benefit Plans

     Upon consummation of the Merger, as soon as administratively practicable, employees of CBM shall be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service for purposes of eligibility to participate, eligibility for benefits, and vesting with CBM as if such service were with F&M.

     4.13  NYSE Listing

     F&M shall use its reasonable best efforts to list, at the Effective Time, on the NYSE upon official notice of issuance, the shares of F&M Common Stock to be issued in the Merger.

     4.14  Indemnification

     Following the Effective Time and for a period of six years thereafter, F&M shall indemnify, defend and hold harmless any person who has rights to indemnification from a CBM Company, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and such CBM Company's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Time. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, if the party to be indemnified elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain CBM's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of CBM for a period of three years after the Effective Time on terms no less favorable than those in effect on the date hereof.

     4.15  Stock Option Agreement

     CBM shall grant to F&M an option to acquire such number of shares of CBM Common Stock that would equate to 19.9% of the issued and outstanding common stock of CBM as of the date hereof, all in accordance with the Option Agreement.

                                   ARTICLE 5
                           Conditions to the Merger

     5.1   General Conditions

     The respective obligations of each of F&M and CBM to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

     (a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of CBM.

     (b) Registration Statement; NYSE Listing. The Registration Statement shall have been declared effective under the Securities Act, and F&M shall received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to issue F&M Common Stock in connection with the Merger, and neither the Registration Statement nor any such permit or authorization shall be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner. The shares of F&M Common Stock to be issued in connection with the Merger shall have been approved for listing on the NYSE.

     (c) Regulatory Approvals. F&M and CBM shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or CBM, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Merger inadvisable or unduly burdensome.

     (d) Tax Opinion. F&M and CBM shall have received the opinion of LeClair Ryan, A Professional Corporation, counsel to F&M, in form and substance satisfactory to F&M and CBM and dated as of the Effective Time to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by the shareholders of CBM to the extent they receive F&M Common Stock solely in exchange for their CBM Common Stock in the Merger. In rendering its opinion, such counsel may rely upon representations contained in certificates of officers of F&M, CBM and others.

     (e) Opinions of Counsel. CBM shall have delivered to F&M and F&M shall have delivered to CBM opinions of counsel, dated as of the Effective Time, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

     (f) Legal Proceedings. Neither F&M nor CBM shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

     5.2  Conditions to Obligations of F&M

     The obligations of F&M to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of CBM set forth in Article 2 shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on the Effective Time, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CBM.

     (b) Performance of Obligations. CBM shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time.

     (c) Officers' Certificate. CBM shall have delivered to F&M a certificate, dated as of the Effective Time and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

     5.3  Conditions to Obligations of CBM

     The obligations of CBM to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of F&M set forth in Article 3 shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on the Effective Time, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on F&M.

     (b) Performance of Obligations. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time.

     (c) Officers' Certificate. F&M shall have delivered to CBM a certificate, dated as of the Effective Time and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.

     (d) Investment Banking Letter. CBM shall have received an updated fairness opinion from Scott & Stringfellow, Inc., financial advisor to CBM, addressed to CBM and dated on or about the date the Proxy Statement is mailed to shareholders of CBM, to the effect that the terms of the Merger are fair to the shareholders of CBM from a financial point of view.

                                   ARTICLE 6
                                  Termination

     6.1  Termination

     This Agreement and the Plan of Merger may be terminated at any time before the Effective Time, whether before or after approval thereof by the shareholders of CBM at the CBM Meeting, as provided below:

     (a)  Mutual Consent.  By the mutual consent in writing of F&M and CBM.

     (b) Closing Delay. At the election of either party, evidenced by written notice, if the Effective Time shall not have occurred on or before April 30, 2001, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Effective Time to occur on or before such date.

     (c) Conditions to F&M Performance Not Met. By F&M upon delivery of written notice of termination to CBM if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Merger set forth in Sections 5.1 and 5.2, and such noncompliance is not waived by F&M.

     (d) Conditions to CBM Performance Not Met. By CBM upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of CBM to effect the Merger set forth in Sections 5.1 and 5.3, and such noncompliance is not waived by CBM.

     6.2  Effect of Termination

     In the event this Agreement is terminated pursuant to Section 6.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and expenses set forth in Sections 4.2, 4.9 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.

     6.3  Survival of Representations, Warranties and Covenants

     All representations, warranties and covenants in this Agreement and the Plan of Merger shall not survive the Effective Time and shall be terminated and extinguished at the Effective Time. From and after the Effective Time, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective Time, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.

     6.4  Fees and Expenses

     (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses shall be shared equally between F&M and CBM.

     (b) Notwithstanding any provision in this Agreement to the contrary, if for any reason the Merger is not approved by CBM's shareholders at the CBM Meeting or any adjournment thereof, then CBM shall reimburse F&M for one-half of its reasonable out-of-pocket and other expenses incurred by F&M in connection with entering into this Agreement and the transactions contemplated hereunder, provided that the maximum amount that CBM shall be responsible to F&M under this
Section 6.4(b) shall be limited to $50,000.

     (c) If this Agreement is terminated by F&M or CBM because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party for all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement and the enforcement of its rights hereunder.

     (d) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within 30 days after the termination of this Agreement.

                                   ARTICLE 7
                              General Provisions

     7.1  Entire Agreement

     This Agreement contains the entire agreement among F&M and CBM with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

     7.2  Binding Effect; No Third Party Rights

     This Agreement shall bind F&M and CBM and their respective successors and assigns. Other than Section 4.14, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

     7.3  Waiver and Amendment

     Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the later of the date of the CBM Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

     7.4  Governing Law

     This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

     7.5  Notices

     All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

          If to F&M:
                  Alfred B. Whitt
                  F&M National Corporation
                  9 Court Square
                  P. O. Box 2800
                  Winchester, Virginia 22604
                  Tele: (540) 665-4282

          Copy to:
                  George P. Whitley, Esq.
                  LeClair Ryan, A Professional Corporation
                  707 East Main Street; 11th Floor
                  Richmond, Virginia 23219
                  Tele: (804) 783-2003

          If to CBM:
                  William V. Meyers, Esq.
                  6801 Kenilworth Avenue
                  Suite 400
                  Riverdale, Maryland 20737-1385
                  Tele: (301) 699-5800

          Copy to:
                  David H. Baris, Esq.
                  Kennedy, Baris & Lundy, L.L.P.
                  4701 Sangamore Road
                  Suite P-15
                  Bethesda, Maryland 20816
                  Tele: (301) 229-3400

     7.6  Counterparts

     This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

     7.7  Severability

     In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.


                                     F&M NATIONAL CORPORATION


                                     By:   /s/ Alfred B. Whitt
                                         ---------------------------------------
                                           Alfred B. Whitt
                                           President and Chief Executive Officer



                                     COMMUNITY BANKSHARES OF
                                      MARYLAND, INC.


                                     By:   /s/ William V. Meyers
                                         ---------------------------------------
                                           William V. Meyers
                                           Chairman and Chief Executive Officer

                                                                       EXHIBIT A
                                                            To the Agreement and
                                                          Plan of Reorganization


                                PLAN OF MERGER
                                    BETWEEN
                           F&M NATIONAL CORPORATION
                                      AND
                    COMMUNITY BANKSHARES OF MARYLAND, INC.

     Pursuant to this Plan of Merger ("Plan of Merger"), Community Bankshares of Maryland, Inc., a Maryland corporation ("CBM"), shall merge with and into F&M National Corporation, a Virginia corporation ("F&M").

                                   ARTICLE I
                              Terms of the Merger

     1.1  The Merger

     Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of August 23, 2000, between F&M and CBM (the "Agreement"), at the Effective Time CBM shall be merged with and into F&M (the "Merger") in accordance with the provisions of Virginia and Maryland law and with the effects specified in Section 13.1-721 of the Virginia Stock Corporation Act and Section 3-114 of the Corporations and Associations Article, Maryland Code (the "MGCL"). F&M shall be the surviving corporation of the Merger. The Merger shall become effective on such date and time as may be determined in accordance with Section 1.6 of the Agreement (the "Effective Time").

     1.2  Articles of Incorporation and Bylaws

     The Articles of Incorporation and Bylaws of F&M in effect immediately prior to the consummation of the Merger shall remain in effect following the Effective Time until otherwise amended or repealed.

                                  ARTICLE II
                          Manner of Converting Shares

     2.1  Conversion of Shares

     Upon and by reason of the Merger becoming effective, no cash shall be allocated to the shareholders of CBM and stock shall be issued and allocated as follows:

     (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $10.00 per share, of CBM ("CBM Common Stock") issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for 0.75 of a share of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") pursuant to the terms and conditions set forth in the Agreement and this Plan of Merger (the "Exchange Ratio").

     (b) Each holder of a certificate representing shares of CBM Common Stock upon the surrender of his CBM stock certificates to the Exchange Agent (as defined in Section 2.2), duly endorsed for transfer in accordance with Section
2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of CBM Common Stock shall have the right to receive the consideration described in this Section 2.1 and Section 2.3 upon the surrender of such certificate in accordance with Section 2.2.

     (c) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Time, appropriate and proportional adjustments will be made to the Exchange Ratio.

     (d) At and after the Effective Time, all employee stock options to purchase shares of CBM Common Stock (each, a "CBM Stock Option"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such CBM Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that at and after the Effective Time (i) each such CBM Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such CBM Stock Option shall be equal to the number of shares of CBM Common Stock that were purchasable under such CBM Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iii) the per share exercise price under each such CBM Stock Option shall be adjusted by dividing the per shareexercise price of each such CBM Stock Option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each CBM Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock at or subsequent to the Effective Time.

     2.2  Manner of Exchange of CBM Common Stock Certificates

     As promptly as practicable after the Effective Time, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former holder of record of CBM Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's certificates of CBM Common Stock for the consideration set forth in Section 2.1 above. Any dividends paid on any shares of F&M Common Stock that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of CBM Common Stock, will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such dividends to which the holder of such shares shall be entitled to receive upon such delivery.

     2.3  No Fractional Shares

     No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the Average Closing Price of F&M Common Stock. As used herein, "Average Closing Price" shall mean the average of the closing price of F&M Common Stock as reported on the New York Stock Exchange for each of the 10 consecutive trading days ending on the fifth trading day prior to the Effective Time.

     2.4  Dividends

     No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Time shall be paid to the holder of any certificate representing shares of CBM Common Stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions shall be paid (without interest).

     2.5  Rights of Dissenting Shareholders

     Shareholders of CBM who object to the Merger pursuant to the provisions of MGCL Section 3-201 et seq. will be entitled to the rights and remedies set forth
                   -- ---
in MGCL Section 3-201 et seq.
                      -- ---

                                  ARTICLE III
                             Conditions Precedent

     The obligations of F&M and CBM to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

                                  ARTICLE IV
                                  Termination

     This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in Article 6 of the Agreement.

                                                                     Appendix II





                              ==================

                            Stock Option Agreement

                              ==================

                            STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT, dated as of August 23, 2000 (the "Option Agreement"), between COMMUNITY BANKSHARES OF MARYLAND, INC., a Maryland corporation ("CBM"), and F&M NATIONAL CORPORATION, a Virginia corporation ("F&M").

                                  WITNESSETH

     WHEREAS, the Boards of Directors of the parties hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Plan of Merger, dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for the merger of CBM with and into F&M (the "Merger"); and

     WHEREAS, as a condition to and as consideration for F&M's entry into the Merger Agreements and to induce such entry, CBM has agreed to grant to F&M the option set forth herein to acquire authorized but unissued shares of CBM Common Stock.

     NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

     1.   Definitions

     Capitalized terms used but not defined herein and defined in the Merger Agreements shall have the same meanings as in the Merger Agreements.

     2.   Grant of Option

     Subject to the terms and conditions set forth herein, CBM hereby grants to F&M an option (the "Option") to acquire up to 144,409 shares of CBM Common Stock at a price of $18.00 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event CBM issues or agrees to issue any shares of CBM Common Stock (other than as permitted under the Merger Agreements) at a price less than $18.00 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of CBM Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of CBM Common Stock, before giving effect to the exercise of the Option. The number of shares of CBM Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

     3.   Exercise of Option

     (a) Subject to compliance with applicable law and regulation, F&M may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

     (b) CBM shall notify F&M promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

     (c) In the event that F&M wishes to exercise the Option, it shall send CBM a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, F&M shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

     (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Time of the Merger; (ii) upon termination of the Merger Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by CBM of a Specified Covenant (as defined below) or (B) the failure of CBM to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreements based upon a material breach by CBM of a Specified Covenant or the failure of CBM to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

     (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

          (1) CBM, without having received F&M's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with CBM, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of CBM, or (iii) purchase or otherwise acquire directly from CBM securities representing 10% or more of the voting power of CBM;

          (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of CBM Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in
     Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

          (3) any person shall have made a bona fide proposal to CBM by public announcement or written communication that is or becomes the subject of public disclosure to acquire CBM by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of CBM vote not to approve the Merger Agreements.

     (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Merger Agreements.

     4.   Payment and Delivery of Certificates

     (a) At the Closing Date, F&M shall tender certified funds in an amount equal to the aggregate Exercise Price for the number of shares with respect to which F&M is exercising the Option.

     (b) At such closing, CBM shall deliver to F&M a certificate or certificates representing the number of shares of CBM Common Stock exchanged for the Exercise Price and F&M shall deliver to CBM a letter agreeing that F&M will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

     (c) Certificates for CBM Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

               "The transfer of the shares represented by this Certificate is subject to certain provisions of an agreement between the registered holder hereof and Community Bankshares of Maryland, Inc. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Community Bankshares of Maryland, Inc. A copy of such agreement will be provided to the holder thereof without charge upon receipt by Community Bankshares of Maryland, Inc. of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if F&M shall have delivered to CBM a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to CBM, to the effect that such legend is not required for purposes of the Securities Act.

     5.   Representations

     CBM hereby represents, warrants and covenants to F&M as follows:

     (a) CBM shall at all times maintain sufficient authorized but unissued shares of CBM Common Stock so that the Option may be exercised without authorization of additional shares of CBM Common Stock.

     (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

     6.   Adjustment Upon Changes in Capitalization

     In the event of any change in CBM Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of CBM Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement or pursuant to the exercise of warrants or options to acquire shares of CBM Common Stock outstanding as of the date of the Merger Agreements or that may be issued after the date of the Merger Agreements without constituting a breach thereof), the number of shares of CBM Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of CBM Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option or any shares issued pursuant to the exercise of options to acquire shares of CBM Common Stock outstanding as of the date of the Merger Agreements or that may be issued after the date of the Merger Agreements without constituting a breach thereof. Nothing contained in this Section 6 shall be deemed to authorize CBM to breach any provision of the Merger Agreements.

     7.   Registration Rights

     CBM shall, if requested by F&M, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of CBM Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by F&M. F&M shall provide all information reasonably requested by CBM for inclusion in any registration statement to be filed hereunder. CBM will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at CBM's expense except for underwriting commissions and the fees and disbursements of F&M's counsel attributable to the registration of such CBM Common Stock. A second registration statement may be requested hereunder at F&M's expense. In no event shall CBM be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by CBM of CBM Common Stock. If requested by F&M, in connection with any such registration, CBM will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from F&M or an assignee of F&M under this
Section 7, CBM agrees to send a copy thereof to F&M and to any assignee of F&M known to CBM, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

     8.   Severability

     If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option Agreement will not permit the holder to acquire the full number of shares of CBM Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of CBM to allow the holder to acquire, or to require CBM to repurchase to the extent permitted under applicable law, such number of shares as may be necessary to comply with such court or regulatory agency's determination of the permissible number of shares, without any amendment or modification hereof.

     9.   Miscellaneous

     (a)  Expenses. Except as otherwise provided herein, each of the parties
          --------
hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b)  Entire Agreement. Except as otherwise expressly provided herein, this
          ----------------
Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

     (c)  Assignment. Neither of the parties hereto may assign any of its rights
          ----------
or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries, and F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation in the event a Purchase Event shall have occurred and F&M shall have delivered to CBM a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to CBM, to the effect that such assignment will not violate the requirements of the Securities Act; provided that prior to any such assignment, F&M shall give written notice of the proposed assignment to CBM, and within 24 hours of such notice of a bona fide proposed assignment, CBM may purchase the Option at a price and on other terms at least as favorable to F&M as that set forth in the notice of assignment.

     (d)  Notices. All notices or other communications that are required or
          -------
permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 7.5 of the Reorganization Agreement.

     (e)  Counterparts. This Option Agreement may be executed in any number of
          ------------
counterparts and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     (f)  Specific Performance.  The parties agree that damages would be an
          --------------------
inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

     (g)  Governing Law. This Option Agreement shall be governed by and
          -------------
construed in accordance with the laws of the State of Maryland, without regard to the conflicts of laws principles thereof.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                                   COMMUNITY BANKSHARES OF
                                   MARYLAND, INC.


                                   By:   /s/ William V. Meyers
                                       ------------------------------------
                                         William V. Meyers
                                         Chairman and Chief Executive Officer



                                   F&M NATIONAL CORPORATION


                                   By:   /s/ Alfred B. Whitt
                                       ------------------------------------
                                         Alfred B. Whitt
                                         President and Chief Executive Officer

                                                                    Appendix III




                             ==================

                     Opinion of Scott & Stringfellow, Inc.

                             ==================

                       [Scott & Stringfellow Letterhead]


                              November 9, 2000

Board of Directors
Community Bankshares of Maryland
16410 Heritage Boulevard
Bowie, Maryland 20716

Dear Madams and Gentlemen:

     You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Community Bankshares of Maryland, Inc. ("Community") of the terms of an Agreement and Plan of Merger between Community and F&M National Corporation ("F&M") dated August 23, 2000 (the "Merger Agreement") pursuant to which Community will be merged with and into F&M (the "Merger") and further provides that each share of common stock of Community issued and outstanding shall be exchanged for 0.75 shares of common stock of F&M.

     Scott & Stringfellow, as a customary part of its investment banking business, is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Community in connection with the transaction described above. We are familiar with Community, having acted as its financial advisor in the past and have provided certain investment banking services from time to time.

     In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Merger Agreement; (2) the Proxy Statement; (3) Community's audited financial statements for the three years ended December 31, 1999; (4) Community's unaudited financial statements for the six months ended June 30, 2000 and 1999, and other internal information relating to Community prepared by Community's management; (5) information regarding the trading market for the common stocks of Community and F&M and the price ranges within which the respective stocks have traded; (6) the relationship of prices paid to relevant financial data such as net worth, earnings, assets and deposits in certain bank and bank holding company mergers and acquisitions in recent years; (7) F&M's annual reports to shareholders and its financial statements for the three years ended December 31, 1999; (8) F&M's unaudited financial statements for the six months ended June 30, 2000 and 1999, and certain other internal information relating to F&M prepared by F&M's management. We have discussed with members of management of Community and F&M the background of the Merger, the reasons and basis for the Merger and the business and future prospects of Community and F&M individually and as a combined entity. Finally, we have conducted such other studies, analyses and investigations,

                                     III-1
particularly of the banking industry, and considered such other information, as we have deemed appropriate.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of Community and F&M. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of Community or F&M. With respect to the information relating to the prospects of Community and F&M, we have assumed that such information reflects the best currently available judgments and estimates of the managements of Community and F&M as to the likely future financial performances of their respective companies and of the combined entity. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated as of the date hereof, as well as our experience in business valuation in general. We have also assumed that, in the course of obtaining regulatory and third party consents for the Merger and the transactions contemplated by the Merger Agreement, no restriction will be imposed that will have a material adverse effect on the future results of operations or financial condition of Community or F&M.

     Our advisory services and opinion expressed herein were prepared for the use of the Board of Directors of Community and do not constitute a recommendation to the Community shareholders as to how they should vote at the shareholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to the proxy statement distributed in connection with the Merger.

     On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions and assumptions noted above, it is our opinion that, as of the date hereof, the terms of the Merger Agreement are fair from a financial point of view to the shareholders of Community common stock.

                                              Very truly yours,

                                              SCOTT & STRINGFELLOW, INC.


                                              By:  /s/ Gary S. Penrose
                                                   ________________________
                                                   Gary S. Penrose
                                                   Managing Director
                                                   Financial Institutions Group


                                     III-2

                                                                     Appendix IV




                             ==================

                   Title 3 of the Annotated Code of Maryland
                         Relating to Dissenters' Rights

                             ==================

                          ANNOTATED CODE OF MARYLAND
                        CORPORATIONS AND ASSOCIATIONS.

          TITLE 3. CORPORATIONS IN GENERAL -- EXTRAORDINARY ACTIONS.

                 Subtitle 2. Rights of Objecting Stockholders.


(S)3-201  "Successor" defined.

           (a) Corporation amending charter. -- In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

           (b) Corporation whose stock is acquired. -- When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

(S)3-202  Right to fair value of stock.

           (a) General rule. -- Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

                (1) The corporation consolidates or merges with another corporation;

                (2) The stockholder's stock is to be acquired in a share exchange;

                (3) The corporation transfers its assets in a manner requiring corporate action under (S)3-105 of this title;

                (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or

                (5) The transaction is governed by (S)3-602 of this title or exempted by (S)3-603 (b) of this title.

           (b)  Basis of fair value.-

                (1) Fair value is determined as of the close of business:

                         (i)  With respect to a merger under (S)3-106 of this
title of a 90 percent or more owned subsidiary into its parent, on the day notice is given or waived under (S) 3-106; or
                         (ii) With respect to any other transaction, on the day
the stockholders voted on the transaction objected to.

                (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

                (3) In any transaction governed by (S)3-602 of this title or exempted by (S)3-603(b) of this title, fair value shall be value determined in accordance with the requirements of (S)3-603 (b) of this title.

           (c) When right to fair value does not apply. -- Unless the transaction is governed by (S)3-602 of this title or is exempted by (S)3-603(b) of this title, a stockholder may not demand the fair value of the stockholder's stock and is bound by the terms of the transaction if:

                (1) The stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the Nasdaq small cap market:

                       (i) With respect to a merger under (S)3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the date notice is given or waived under (S)3-106; or

                       (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to.

                (2)  The stock is that of the successor in a merger, unless:

                       (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

                       (ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor.

                (3) The stock is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

                (4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

                (5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

(S)3-203  Procedure by stockholder.

          (a) Specific duties. -- A stockholder of a corporation who desires to receive payment of the fair value of the stockholder's stock under this subtitle:

               (1) Shall file with the corporation a written objection to the proposed transaction:

                      (i) With respect to a merger under (S)3-106 of this title of a 90 percent or more owned subsidiary into its parent, within 30 days after notice is given or waived under (S)3-106; or

                      (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered or, in the case of an action taken under (S)2-505(b) of this article, within 10 days after the corporation gives the notice required by (S)2-505(b) of this article.

               (2)  May not vote in favor of the transaction; and

               (3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder's stock, stating the number and class of shares for which the stockholder demands payment.

          (b) Failure to comply with section. -- A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

(S)3-204  Effect of demand on dividend and other rights.

          A stockholder who demands payment for his stock under this subtitle:

               (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under (S)3-202 of this subtitle; and

               (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

(S)3-205  Withdrawal of demand.

          A demand for payment may be withdrawn only with the consent of the successor.

(S)3-206  Restoration of dividend and other rights.

          (a) When rights restored. -- The rights of a stockholder who demands payment are restored in full, if:

               (1) The demand for payment is withdrawn;

               (2) A petition for an appraisal is not filed within the time required by this subtitle;

               (3) A court determines that the stockholder is not entitled to relief; or

               (4) The transaction objected to is abandoned or rescinded.

          (b) Effect of restoration. -- The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

(S)3-207  Notice and offer to stockholders.

          (a)   Duty of successor. --

                (1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

                (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

                         (i)  A balance sheet as of a date not more than six
months before the date of the offer;

                         (ii) A profit and loss statement for the 12 months
ending on the date of the balance sheet; and

                         (iii) Any other information the successor considers
pertinent.

           (b) Manner of sending notice. -- The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

(S)3-208 Petition for appraisal; consolidation of proceedings; joinder of objectors.

          (a) Petition for appraisal. -- Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

          (b)  Consolidation of suits; joinder of objectors. --

               (1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

               (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

(S)3-209  Notation on stock certificate.

          (a) Submission of certificate. -- At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

          (b) Transfer of stock bearing notation. -- If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

(S)3-210  Appraisal of fair value.

          (a) Court to appoint appraisers. -- If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

          (b) Report of appraisers -- Filing. -- Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

          (c) Same -- Contents. -- The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

          (d)  Same -- Service; objection. --

               (1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

               (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

(S)3-211  Action by court on appraisers' report.

          (a) Order of court. -- The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

               (1)  Confirms, modifies, or rejects it; and

               (2) If appropriate, sets the time for payment to the stockholder.

          (b)  Procedure after order. --

               (1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

               (2)  If the appraisers' report is rejected, the court may:

                         (i)  Determine the fair value of the stock and enter
judgment for the stockholder; or


                         (ii)  Remit the proceedings to the same or other
appraisers on terms and conditions it considers proper.

          (c)  Judgment includes interest. --

               (1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under (S)3-202 of this subtitle.

               (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under (S)3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

                         (i) The price which the successor offered for the stock;

                         (ii) The financial statements and other information furnished to the stockholder; and

                         (iii) Any other circumstances it considers relevant.

          (d)  Costs of proceedings. --

               (1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under
(S)3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

                         (i) The price which the successor offered for the stock;

                         (ii)  The financial statements and other information
furnished to the stockholder; and

                         (iii)  Any other circumstances it considers relevant.

               (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

                         (i)   The successor did not make an offer for the stock
under (S)3-207 of this subtitle; or

                         (ii)  The value of the stock determined in the
proceeding materially exceeds the amount offered by the successor.

          (e) Effect of judgment. -- The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

(S)3-212  Surrender of stock.

          The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

               (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

               (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

(S)3-213  Rights of successor with respect to stock.

          (a) General rule. -- A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under (S)3-202 of this subtitle.

          (b) Successor in transfer of assets. -- After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

          (c) Successor in consolidation, merger, or share exchange. -- Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.